FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F           ☒           Form 40-F           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐          No          ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2009

March 2010

Certification of the Board of Directors

Certification of Chairman, Chief Executive Officer and a member of the Board of Directors pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)          The financial statements for the annual period ended 31 December 2009 have been prepared in accordance with the current accounting standards and present a true and fair view of the assets, liabilities equity and results of operation of the  Bank and of the companies included in the consolidation.

(2)          The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 18 March 2010

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE BoD MEMBER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	IOANNIS C. GIANNIDIS

Board of Directors’ Report

Board of Directors’ report

on the consolidated financial statements of National Bank of Greece for the financial year 2009

Financial environment

During 2009, global economic activity declined by 0,8%, from 3,0% in 2008, in the aftermath of the financial crisis, with advanced economies contracting by 3,2% in 2009, from 0,5% in 2008, entering deeper into recession, at least in the first half of 2009. In emerging economies, the growth rate decelerated to 2,1% in 2009, from 6,1% in 2008, showing a greater degree of resilience. The US economy contracted by 2,4% in 2009, from 0,4% in 2008. Similarly, euro area economic growth declined by 4,0% in 2009, from 0,5% in 2008, while the Japanese economy contracted by 5,1% in 2009, from -1,2% in 2008. However, the massive fiscal and monetary policy support started to bear fruit, with economic growth in advanced economies returning to positive territory (on a quarterly basis) since mid-2009. Discounting the economic recovery, capital markets recovered strongly since the end of the first quarter of 2009, with equities moving higher, corporate bond spreads tightening and commodities gaining ground.

Most central banks amplified their liquidity-promoting measures in 2009, maintaining their policy rates at historically low levels. Specifically, the US Fed kept its intervention rate at the lower limit of effectively 0% throughout the course of 2009. The ECB cut short-term rates by 150 bps, to 1,0% during the first half of the year and left it unchanged until the end of 2009. Moreover, massive fiscal stimuli resulted in a significant deterioration of fiscal deficits. Specifically, the US fiscal deficit, as a percentage of GDP, increased to 9,9% in 2009, from 3,2% in 2008, while the euro area fiscal deficit, as a percentage of GDP, widened to 6,4% in 2009, from 2,0% in 2008. The contribution of the expansionary monetary and fiscal policies is considered to be substantial for the gradual recovery of the global economy that has been taking place since mid-2009.

The Greek economy has lost steam rapidly in H1:2009 (with GDP shrinking by 1,5% y-o-y) technically entering a recession since Q1:2009,  for  the  first time since 1993, as weakening private consumption, falling fixed capital formation, and exports, as well as inventory depletion, outweighed the positive contribution from a still  large fiscal impulse and plummeting imports. The downward trend in economic activity was intensified in H2:2009 (GDP contracted by 2,6% y-o-y) when the widespread contraction in domestic demand was compounded by a sizeable fall in revenue from exporting services (tourism and shipping), and a dramatic narrowing of the room for further fiscal stimulus (in view of mounting fiscal imbalances).  All in all, economic activity is estimated to have contracted by 2,0% y-o-y in 2009, registering its largest drop since 1987, although it has remained significantly more resilient compared with euro area. This relative resilience was due mainly to the smaller contraction in private consumption — which reflected solid real wage increase and more benign credit conditions in comparison to the euro area for the most part of 2009.

Risk premia on Greek sovereign debt increased dramatically in Q1:2009, reflecting a high degree of risk aversion and a massive risk re-pricing, which drove Greek 10-y GGB spreads over bunds in the vicinity of 300 bps. The effect of ECB’s liquidity enhancement measures, which were intensified in June, with the adoption of 12-m liquidity provision operations, in conjunction with the increasing evidence of a stabilization of the world economy since Q3:2009, have reduced pressures on sovereign debt valuations until November when a new round of severe country-specific risk re-pricing commenced.  This re-pricing reflected sizeable deviations from fiscal targets (Greek general government deficit climbed to 12,7% of GDP in 2009) and a persistently high level of Greek public debt (estimated at 113,0% of GDP in 2009). The revelation that the fiscal figures were in a more precarious situation than was previously expected has also been followed by the downgrade of the Greek sovereign debt by all major rating agencies in Q4:2009, leading to a large spike in Greek sovereign debt valuations in late 2009  when spreads  returned to pre-EMU levels.

In 2009, the macroeconomic picture in Southeastern Europe — 5 (“SEE-5”) (comprising Albania, Bulgaria, FYROM, Romania, and Serbia) and Turkey deteriorated markedly, in line with the synchronised global recession and the deepening of the financial crisis. In particular, the real GDP growth rate, which had fluctuated around its 6,0% potential between 2002 and 2008, fell deep in the red in SEE-5 and Turkey (5,6% and 5,5%, respectively), due to weaker external demand, depressed domestic demand, and scarce and more expensive external financing.

The global economic and financial crisis had, however, led to a marked adjustment in external imbalances of these economies. Indeed, the current account deficit, the “Achilles heel” of the SEE-5 and Turkey during previous years, narrowed significantly in 2009, on the back of the weakening domestic demand, the softening international oil and commodity prices and the curtailed credit to governments, banks and corporates (by about 40,0%-50,0%). Specifically, the current account deficit shrank by around two-thirds y-o-y in both SEE-5 and Turkey to the sustainable levels of 5,9% of GDP and 2,2% of GDP, respectively.

Recognising the substantial challenges facing the Greek economy and the banking sector, NBG Group (“Group”) has taken viable measures to protect itself against the crisis. To this end, the main contributing factors have been: the high profitability of recent years; as well as the diversification of sources of profitability via the expansion into the developing markets of Turkey and SE Europe. In addition, the issue of preference shares and the share capital increase in 2009 strengthened the Group by reinforcing equity which reached €8,5 billion. High liquidity remains the most important safety valve, with the loan to deposit ratio comfortably below 100,0%.

In the current juncture, further efforts are imperative. National Bank (“Bank”), as a leading player in the Greek banking market, has a significant role in the financing of the domestic economy and remains the basic vehicle of the development and support of healthy entrepreneurship. We believe that we will be able to continue our contribution to the recovery of the Greek economy and the regaining of trust in its ability to overcome such crises.

Expected developments (risk and uncertainties)

Economic  activity in Greece is expected to remain weak in 2010, with GDP contracting by 2% y-o-y,  as  the substantial fiscal policy tightening,  the poor economic sentiment - due to a challenging fiscal situation - and deteriorating labor market conditions will more than offset the benefits from the improving world environment. Consumer demand is expected to remain weak in 2010 as fiscal consolidation measures, which include an effective decline in public sector wages by about 7,0%, should have knock-on effects on private sector wages, while higher indirect taxes and deteriorating labor market conditions will lead to a sizeable contraction in real disposable income. These factors are expected to hold back consumer demand for most of 2010.  In the same vein, weak domestic demand and tighter financing conditions (triggered by higher sovereign debt financing costs) will continue to weigh negatively on business fixed investment and residential construction activity during 2010.

A bottoming-out in economic activity is expected in late-2010, when potential credibility gains from the implementation of the fiscal consolidation strategy outlined in the new Stability and Growth Programme for 2010-2013 are likely to be reinforced by a stronger export performance, as international demand gains momentum. In this respect, the correction of sizeable external imbalances reflected in the high level of the Greek current account deficit as a% of GDP (11,2% in 2009) will continue to unwind with the deficit, declining further  to around 8,0% of GDP  in 2010.

Nevertheless, considerable downside risks remain for Greece’s near-term macroeconomic outlook and reflect: i) the adverse impact of the liquidity crisis on economic activity through the bank-lending channel, especially in the case where sovereign financing costs remain at their current elevated level; and ii) the implementation risks of the SGP and the potential additional costs on economic activity from fiscal stabilization measures.

On the positive side, the improvement in the Greek macroeconomic environment could be accelerated considerably provided that: i) credibility is achieved through the implementation of the fiscal adjustment programme; and ii) the economy benefits considerably from a stronger-than-initially expected recovery of economic activity internationally.

In 2010, the macroeconomic performance in SEE-5 and Turkey is set to improve, in line with the ongoing global recovery, the gradually easing global liquidity conditions, and the continued International Financial Institutions’ support. Real GDP growth is expected to turn positive this year, but is likely to remain well below its potential (1,0% and 4,0%, respectively, in SEE-5 and Turkey).

However, the expected modest recovery and the decline in the speed of import contraction this year should lead to a moderate rise in the current account deficit to 6,1% of GDP and 3,3% of GDP, respectively, in SEE-5 and Turkey. Such low deficit levels would be comfortably covered through higher foreign direct investment inflows and loans, increasing the possibility of significant appreciation of the domestic currencies.

The major risk to our positive outlook would come on the back of a reversal in the recent positive trend in global financial markets and the global economic recovery.

2010 is expected to be a challenging year for banks globally. Greek Banks are called to face not only the impact of the intensified recession of the local economy, but also the after effect of international financial crisis. In particular,

•             Credit expansion, which has been traditionally the major driver for the growth of the banking industry, has drastically slowed down.

•             A possible withdrawal of ECB’s one-off support measures will affect the liquidity of the Banks and will increase their funding cost. In addition, the Governments’ attempt to fund their historical high deficits due to the extraordinary conditions of 2008’s credit crisis through borrowing, will further burden the attempt to raise funds.

•             Loan portfolio quality, which during 2009 has shown signs of deterioration in all geographical segments, is expected to deteriorate further, especially in Greece, due to the intensified recessionary pressures, the impact of the Greek Public sector cost containment on available spending income which will in effect decrease consumption and the potential increase in unemployment.

•             The regulatory framework for lending, liquidity and banks’ capital is becoming more strict, which is expected to structurally affect the Banks’ financing and in certain cases even affect their business models.

NBG Group, due to its strong capital base and its ample liquidity has a strong advantage over the competition. Furthermore, the Group’s high profitability over the past years has strengthened even more its position against the financial crisis.

During the forthcoming months, the attempts to sustain sufficient liquidity via deposits but also via the use of the significant asset base held by the Group as collateral for funds raising will intensify. Furthermore, the Group will safeguard its portfolio quality, through its prudent credit policy, increased collection efforts and the introduction of new loan restructuring products. At the same time, lending to healthy companies and households will continue and the appropriate initiatives will be undertaken to support certain industries and vulnerable social groups that are particularly affected by the on-going crisis.

Financial Results

Group results in 2009 totalled €971 million, down 37% yoy. After an extraordinary tax bill, net profit stands at €923 million, burdened mainly by higher provisions totaling €1.057 million and write-downs in the bond and equities portfolio amounting to €238 million.

By contrast, core profitability (before provisions and taxes) stood at €2.585 million, up 2% yoy, underscoring the stability of the Group’s business model even in periods of crisis, and highlighting the importance of the geographical dispersion of the Group’s income sources.

At a time marked by extreme conditions in the global credit system and rapid deterioration in Greek public finances, the Group succeeded in further broadening its liquidity, strengthening its capital adequacy and sustaining respectable profitability, while shielding its balance sheet with high provisions. This performance demonstrates the resilience of the Group in the face of particularly stressed conditions, and enables it to take on the challenges from a position of strength.

The Group’s core sources of income (excluding trading income) posted growth of 6% mainly due to the further strengthening of interest income (10% yoy). Interest margin grew qoq, thereby keeping the annual margin above 4%, despite competitive pressure on the pricing of deposit products.

Operating expenses grew by 5% yoy, reflecting higher staff costs stemming from arbitration awards in Greece, the extraordinary expense of hiring young unemployed persons as part of the Bank’s efforts to help reduce the fallout of the economic crisis on the Greek economy, and the €25,5 million payment to the IKA social insurance fund with the integration into IKA of the Bank’s staff pension fund. On the other hand, costs in Turkey and the countries of SE Europe dropped by 6% and 2%, respectively, on an annual basis.

The Group’s performance by business activity was as follows:

•             Net profit from domestic operations totalled €398 million, down 57% yoy. This decline reflects the almost doubled provisions for non-performing loans, which in 2009 amounted to €618 million compared with €322 million in 2008, the recognition of impairment losses on bonds and shares to the tune of €237 million, compared with just €18 million in 2008, and the extraordinary tax bill of €49 million. By contrast, core profit before tax and provisions posted only a small decline of 4% reflecting the resilience of the Bank’s core sources of income even as economic activity slowed down.

•             In 2009 Finansbank posted net profit of TRY 916 million (€425 million), up 14% yoy, despite the doubling of provisions in 2009 and the severe recession experienced by the Turkish economy. Provisions by Finansbank in 2009 amounted to TRY 539 million, compared with just TRY 217 million a year earlier. In particular, profits before tax and provisions grew by 28% yoy. It is a reflection of Finansbank’s dynamism that it has outperformed its pre-crisis performance under exceptionally difficult conditions in the Turkish economy.

•             Last, the net profit of our SE European units (including Cyprus) amounted to €100 million. However, profit before tax and provisions stands at €298 million, down by just 5% on the previous year. Despite the higher provision levels (by over 100%) and the general impact of the adverse environment in the economies of the region, the Group continues to post profits in all the SE European countries where it operates.

Loan book quality: fallout from the recession is limited

The performance outlined above was achieved within an adverse environment that continues to impact negatively the banking sector and particularly the quality of the banks’ loan books. The NBG Group displayed notable resilience in the face of these challenges. The ratio of NPLs to total loans stood at 5,4% while loans in arrears amounted to 6,4% of the total loan book. It is notable that in Q4, growth in bad debt started to stabilize despite the fact that restructuring of these portfolios has not yet commenced.

The Group made provisions of over €1 billion in 2009. Accumulated provisions are now close to €2,5 billion, i.e. 3,4% of the Group’s aggregate lending, and cover 64% of delinquent debt, before, of course, taking into consideration the various forms of collateral associated with the debt. The low level of debt in arrears, and the more than adequate provisions and collateral are the product of the Group’s long-standing conservative risk management, by which the loan book is focused on low-risk, strong collateral sectors, which account for more than 82% of the aggregate lending of the Group.

Expansion of the loan book

The Group maintains a policy of supporting the national economy and its customers in the wider region. Accordingly, the Group increased its lending by 8% amounting to €5,5 billion on an annual basis bringing total lending to over €71,5 billion.

This lending growth reflects first and foremost expansion of credit in Greece and Turkey, while the loan book in SE Europe posted a marginal decline.

Greece: €4,5 billion growth in lending

Net loan growth in Greece amounted to €4,5 billion or 10% on an annual basis, underscoring the Bank’s commitment to keeping the flow of funding to businesses and households.

Mortgage loans and lending to SMEs — two of the most critical sectors of the Greek economy — were the key drivers behind lending growth. Specifically:

•             Mortgage lending posted growth of 10% yoy and now surpasses €20,5 billion.

•             Disbursements of new mortgages amounted to €3 billion in 2009, and now account for 38% of total market disbursements, boosting the Bank’s market share of new mortgage loans by 10 percentage points.

•             Lending to SMEs posted impressive growth of 25% yoy, with outstandings totalling €5 billion at year-end. Loan disbursements to SMEs via the SME Guarantee Fund (TEMPME) were in the region of €1,7 billion. These disbursements pertain to some 18.000 small businesses and correspond to approx. 34% of the overall TEMPME programme.

•             Consumer loans (including credit cards) grew by 10% yoy, despite the declining trend of the consumer loans market in Greece, leaving our market share at 20%.

•             Finally, the Bank’s lending to large and medium-sized enterprises grew by 6% on an annual basis to over €17,5 billion.

Deposit base strengthens despite pressure of competition

Over the course of the year retail deposits in Greece grew by 3%. It is particularly significant that savings deposits continue to show an upward trend, since these deposits comprise the main pool of funding for the Bank’s activities; on the other hand, time deposits remained unchanged on the previous year.

The successful issue of 7-year covered bonds worth €1,5 billion in Q4 2009, combined with the substantial size of the cover pool for potential covered bond issues in the years ahead, provides greater flexibility to the Group in raising long-term liquidity from the global markets at a very competitive cost. The volume and stability of the Group’s liquidity sources, together with its low leverage (loan-to-deposit ratio 97%), serve to give it a strong competitive edge, particularly under the present circumstances.

Finansbank: Profitability sustained at pre-crisis levels

The net profit of Finansbank grew by 14% in 2009, to TRY 916 million (€425 million), corresponding to 46% of total Group profits. Specifically, Finansbank’s core sources of profitability improved by 28% over the previous year.

This performance is particularly impressive given that it surpasses the pre-crisis performance of the bank at a time when the Turkish economy has experienced intense recessionary pressure. As the incipient recovery in the Turkish economy gains momentum, Finansbank can expect to further enhance its growth trajectory. Specifically:

•             Net interest income grew by 23% in 2009 to TRY 2 037 million (€944 million).

•             There was only a marginal decline of 1% in commissions income to TRY 549 million (€255 million).

•             Cost cutting measures at Finansbank restrained growth of operating expenses to 7% yoy, bringing the efficiency ratio to 40%, a level that ranks the bank among the most efficient internationally.

At the end of 2009, Finansbank’s lending totalled TRY 25,3 billion (€11,8 billion), up 11% on an annual basis, despite the fact that the negative growth of the Turkish economy in 2009 led to a drastic deceleration in credit expansion.

Retail lending continues to be the key driver behind Finansbank’s growth potential, posting impressive growth of around 28% annually.  In 2009, retail lending totalled TRY 12,8 billion (€5,9 billion). Mortgage lending and consumer credit posted particularly strong performances:

•             Finansbank’s market share of mortgage lending expanded to 11% in December 2009 from 10,2% a year earlier.

•             Finansbank’s market share of consumer credit grew from 3,5% in 2008 to 4,7% in 2009.

•             The Group controls 11,8% of the credit card market, compared with 10% in 2008.

Despite the adjustment in the pricing of credit risk in Turkey, Finansbank’s business lending totalled TRY 12,5 billion (€5,8 billion), up 4% qoq, reflecting recent improved business sentiment.

The quality of the loan book was impacted by the economic environment, bringing the NPL ratio to 5,7%, up 2,5 percentage points yoy. This increase in delinquent debt in Q4 was in fact substantially lower than Q3 (60 basis points), reflecting the gradual revival of the Turkish economy and signalling a steady slowdown in new NPLs.

Finansbank’s deposits posted a positive performance, continuing their upward course as a result of the bank’s strategy to broaden its deposit base, particularly in respect of deposits in local currency, which grew by 20% yoy.

Growth in Finansbank’s deposit base led the loan-to-deposit ratio to 115% compared with 125% in 2008, a solid performance if one takes into account the fact that residual financing is funded by medium-term borrowing from the international markets (non-Group) at maturities extending up to 2013.

SE Europe: satisfactory core profitability

Net profit from operations in SE Europe in 2009 amounted to €93 million compared with €190 million in 2008, burdened by high provisions totalling €177 million. Profit before provisions totalled €278 million. All the subsidiaries in SE Europe were profitable in 2009 in terms of net income, absorbing the higher provisions for doubtful debt.

Operating expenses in SE Europe declined by a further 5% yoy, as a result of persistent and sustained cost-cutting measures.

Total lending in SE Europe stood at €8,0 billion, down by 4% on the previous year, due to the general contraction in the market as a result of ongoing deleveraging of the economies of the region.

Total deposits amounted to €4,7 billion, up 10% yoy and 2% qoq. This is a particularly encouraging development, as the Group is seen to broaden its funding sources and has thereby enhanced its SE Europe loan-to-deposit ratio by 41 percentage points within one year.

The quality of the loan book in SE Europe reflects the general adverse environment in the local market, with loans in arrears representing 5,8% of the total loan book, up from 2,4% at the end of 2008. This performance, although unfavourable, is better than that of the market, and there has been a clear improvement in Q4 supported by the recovery in the region. Moreover, it should be noted that the vast majority of lending by the Group in the region is secured by collateral.

Strong capital base

Total Group shareholders’ equity at the end of 2009 stood at €8,5 billion, up €2,5 billion on the previous year. This level reflects the €1,2 billion increase in share capital, the issue of Hellenic Republic preference shares worth €350 million, and the profits for the year.

The Tier I capital adequacy ratio stands at 11,3%, thereby ranking the Bank among the top European banks in terms of capital adequacy. The Core Tier I ratio, which excludes hybrid capital, the Hellenic Republic preference shares and minority rights, is calculated to be 9,5%, also ranking the Group among the top European banks in terms of the structural quality of its equity.

Significant events for the year 2009

1.                   The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5,00 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 related to the Hellenic Republic’s Liquidity Support Plan. On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies). On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On 25 May 2009, the Board of Directors’ minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies).

2.                   From the 6.456.504 treasury shares held by the Bank on 1 January 2009, 5.954.000 own shares were disposed on 15 April 2009 at a price of €13,50 per share and the remaining were disposed on 15 September 2009 at a price of €21,40 per share. The proceeds from this sale have been used to strengthen the Bank’s capital base.

3.                   Following the Board of Directors’ resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to €1.247,2 million, €551,8 million of which has been credited to “Share capital” account and the remaining amount less expenses incurred has been credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

4.                   On 22 December 2009, the Board of Directors of the Bank approved the share capital increase by €99,0 thousand through the issue of 19.693 ordinary shares derived from the exercise of stock options under Programs A and B.

5.                   On 2 June 2009, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)         The payment of the interim dividend in the amount of €32,7 million (USD 42,2 million) to the holders of non-cumulative non-voting redeemable preference shares for the financial year ended December 31, 2008, which was authorized for payment by the Board of Directors on 17 November 2008.

b)        The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million), pursuant to the terms of our non-cumulative, non-voting, redeemable preference shares.

c)         No dividends were declared to the ordinary shares, following the he Bank’s participation in the support plan for the strengthening of the liquidity of the Greek economy participation.

6.                   On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities that had already been acquired on open market by the Bank of an aggregate nominal value of approximately €450 million. On 7 July 2009, the Bank announced the results of the voluntary tender offer for the preferred securities, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities at a price lower than their nominal value. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank. Subsequent to 7 July 2009 (expiry date of the tender offer) the Bank purchased an additional portion of the outstanding preferred securities of an aggregate nominal amount of €19,1 million of series A, B and D, GBP 46,6 million of series E and USD 0,8 million of series C. The above transactions resulted in a further strengthening of the Bank’s core Tier I capital by approximately €318,4 million, net of tax.

7.                   Following the restructuring of its business activities the Bank:

a)         participated with 21,83% in Pyrrichos Real Estate S.A., a newly established company active in real estate management; established Ethniki Factors S.A., a wholly owned subsidiary; consolidates Titlos Plc, a Special Purpose Entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

b)        and TOMI SA of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the acquisition by the Bank of a minority interest in AKTOR FM.  On 18 January 2010, the Bank paid the amount of €161,5 thousand and acquired 53.846 new ordinary registered shares at their nominal value of €3,00 each, which represents the 35% of the share capital of AKTOR FM.

c)         disposed 20,0% of its associate Social Securities Funds Management S.A.; disposed, together with Ethniki Kefalaiou S.A., their entire participation in Phosphoric Fertilizers Industry S.A.;

Furthermore, Finansbank:

a)         established Finans Faktoring Hizmetleri A.S., a wholly owned subsidiary; participated with 33,33% in Bantas A.S, a newly established company active in cash transfer and security services

b)        disposed of its subsidiary Finans Malta Holdings Ltd to NBG International Holdings B.V. (a wholly owned subsidiary of the Bank). The disposal was made at arm’s length and no gain or loss has arisen in the consolidated financial statements.

Additionally, UBB established UBB Factoring EOOD, a wholly owned subsidiary.

Moreover, NBG Luxembourg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the latter by the first. The new company was renamed to NBG Asset Management Luxembourg S.A.

8.                   On 14 October 2009, the Bank partially participated in the share capital increase of its associate Larco S.A. The Bank’s contribution amounted to €20.513 thousand, while after the completion of Larco’s S.A. share capital increase the Bank’s participation was reduced from 36,43% to 33,36%.

9.                   On 1 September 2009, the Bank sold to institutional investors, part of covered bonds issued in 2008, with nominal value of €100 million. On 7 October 2009, the Bank issued the 3rd series of covered bonds of €1,5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3,875%. The Note, which has been given AA and Aaa ratings by Fitch and Moody’s respectively, is listed for trading on the Luxemburg Stock Exchange.  The issue forms part of the Bank’s €10 billion covered bonds program.

10.             On 14 January 2010, the Extraordinary General Meeting of the Bank approved the contribution of real estate property of the Bank with carrying amount of €614.953 to a real estate investment company formed under the name “NBG PANGAEA Real Estate Investment Company”. The contribution of the real estate represents the capital contribution owed by the Bank as the only shareholder.

Events after the reporting period

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50,0% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. € 1.696.354 thousand. The Meeting leaves it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control forms an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

Since 1 January 2008, National Bank of Greece is following the Internal Ratings Approach for the calculation of capital charges arising from credit risk in its corporate and mortgage portfolios, which constitute 74,5% of its total loan portfolio at solo basis.  At the same time, the implementation of the “Basel II” programme at Group level progresses steadily, targeting both the gradual compliance with the new capital adequacy regulatory requirements and the further enhancement of risk and capital management capacity.  The largest part of current “Basel II” projects concern the Bank’s financial sector subsidiaries and is being implemented without material deviation from the relevant time-schedule.

Credit risk

The Group pays particular attention to implementing the highest standards of credit risk management and control.  Credit risk arises from an obligor’s (or group of obligors) failure to meet the terms of any contract established with the Bank or a Bank’s subsidiary.  The Group employs for all facilities credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures (e.g. NBG Corporate Risk Rating Model for the corporate portfolio, internally developed application and behavioural scorecards for the retail portfolio, etc.).  The objective of such credit risk rating systems is to appropriately classify an obligor to a particular credit rating class and estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital base of the Group.  Active credit risk management is achieved through:

•             The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.;

•             The use of credit risk mitigation techniques (such as collateral and guarantees);

•             The risk adjusted pricing of products and services;

•             The participation of Risk Management in the credit decision process.

Market risk

To effectively measure market risk, the risk of loss attributed to adverse changes in market driven factors such as foreign exchange rates, interest rates, equity prices and prices of derivative products, the Group applies Value at Risk (VaR) models to all Trading and Available For Sale (AFS) positions in all currencies.  The Group established a framework of VaR limits in order to control and efficiently manage the assumed market risks, capturing both individual risk factors (interest rates, foreign exchange rates, equity price risk) and the total level of market risk exposure.

To assess the robustness of its internal market risk models, the Group applies appropriate back-testing techniques while, in order to measure the impact of exceptional market events, the Group implements a stress testing programme on a weekly and monthly basis.

Operational risk

During 2009 the Bank implemented the third cycle of its operational risk management framework (“ORMF”), in accordance with the established policies and methodologies and within the scheduled time frame. Additionally, and for a second consecutive year, the Bank implemented the operational risk management framework to six major subsidiary financial institutions abroad, as well as to the three most significant Greek subsidiaries.

Besides, by aligning their Business Line Mapping Policies to that of the Bank’s, all these subsidiaries managed to fulfill the Bank’s target for the adoption of the Standardized Approach and consequently the calculation of the Group’s operational risk capital charges under the above mentioned methodology for the financial year ended 31 December 2009.

The highlights of this second cycle of the ORMF Implementation to the Group subsidiaries were:

•             The enhancement of results of the Risk and Controls Self Assessment process, through which operational risks in each activity were identified and assessed by the competent risk owners;

•             The enhancement of definition and monitoring of the Action Plans identified for the mitigation of the major operational risks;

•             The establishment of a number of Key Risk Indicators aiming at objectively quantifying the level of operational risk exposure and monitor its variation over time;

•             The enhancement of the Loss Data Collection process due to operational risk events throughout Group activities and the update of the respective database;

Finally, during 2009, the Algorithmics OpVaR software solution was selected by the Bank in order to support the Group wide ORMF Implementation from next year onwards.

Interest rate risk in the banking book and liquidity risk

The Group systematically measures and manages the interest rate risk arising from its banking book items as well as liquidity risk, through:

•             The analysis of repricing and liquidity gaps arising from its balance sheet structure;

•             The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates;

•             The broadening and diversification of its liquidity sources;

•             The maintenance of adequate stock of liquid assets;

•             The establishment of relevant limits.

Financial instruments

In order to provide a hedge for the fixed interest rate exposure arising from our position in fixed rate Greek government bonds, we enter into future contracts relating to short, medium and long-term German government bonds.

Furthermore, we also engage in hedging certain designated fixed rate loans on a portfolio basis with the use of pay fixed receive floating interest rate swaps.

Own shares

Following the Bank’s decision to participate in the support plan for the strengthening of the liquidity of the Greek economy and pursuant the provisions of Law 3723/2008 and article 28 of Law 3756/2009, the Bank is not allowed to repurchase its own shares, as long as it participates in this program. During 2009, the Bank disposed off 6.456.504 treasury shares held on 31 December 2008 at the amount of €90,2 million, while at the same period its subsidiaries acquired 11.505.151 of the Bank’s shares at the amount of €228,5 million and  disposed off 11.167.801 of them at the amount of €221,4 million. On 31 December 2009, the Bank did not hold any own shares, while National P&K Securities S.A., which conducts treasury shares transactions, owned 337.350 Bank’s shares at an acquisition cost of €10,6 million.

Related party transactions

Based on the existing regulatory framework, we must include any transaction between the Group and the Bank with all related parties as defined in IAS 24, which took place during the fiscal year and substantially affected the Bank’s financial performance. Management’s total compensation, receivables and payables must be reported separately.

All related party transactions with the Bank and the Group companies are conducted within usual business practice at an arm’s length and are approved by the authorized Bank members.

Group and Bank transactions with Board of Directors members and Management for 2009

(€ ‘000)	Group	Bank
Total compensation	26.021	9.589
Other Income	8.686	—
Loans and advances to customers	24.839	15.871
Deposits	77.967	39.561
Other Payables	240	—
Letters of Guarantee	12.263	—

Intercompany transactions as of 31.12.2009 - Bank

Associates and Other Investments (>10%) (€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
GECA CABLES	5.828	211	621	3	—
DIAS Interbanking Systems S.A.	61	3.453	456	1.018	—
Planet S.A.	1.322	17	38	—	1.416
Social Securities Funds Management S.A.	—	3.661	—	108	—
Larco S.A.	—	289	—	1	—
Cosmo One Hellas Market Site S.A.	—	297	—	—	—
Eviop Tempo S.A.	—	3	—	21	—
Teiresias S.A.	63	1.490	94	1.543	—
Pyrrichos Real Estate S.A.	4.240	—	—	—	—
Bantas A.S.	—	133	1	—	—
UBB AIG Insurance & Reinsurance Company	—	3.533	—	35	—
UBB AIG Life Insurance Company	8	2.033	465	404	—
Total	11.522	15.120	1.675	3.133	1.416

Subsidiaries (€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
National P&K Securities S.A.	7.656	37.355	7.391	2.354	105.859
Ethniki Kefalaiou S.A.	24.766	339.746	106	10.675	27.841
NBG Asset Management Mutual Funds S.A.	10.587	10.783	13.596	3.091	430
Ethniki Leasing S.A.	744.640	353	15.367	108	436
NBG Property Services S.A.	—	1.094	—	1.515	—
Pronomiouhos S.A. Genikon Apothikon Hellados	981	12.857	1.412	1.715	—
NBG Greek Fund Ltd	—	4.690	—	98	—
NBG Bancassurance S.A.	—	2.395	88	232	203
The South African Bank of Athens Ltd (S.A.B.A.)	12.308	160	345	—	—
National Bank of Greece (Cyprus) Ltd	668.056	338.372	4.779	8.763	83.719
Stopanska Banka A.D.-Skopje	82.175	12.091	1.942	78	—
United Bulgarian Bank A.D. - Sofia (UBB)	1.278.199	449	45.547	—	—
NBG International Ltd	153	1.106	104	2	—
NBG Finance Plc.	—	522.510	—	71.173	—
Interlease E.A.D. (Sofia)	580.058	752	13.848	—	—
ETEBA Romania S.A	147	44	34	69	—
Innovative Ventures S.A. (I-Ven)	—	2.005	—	—	—
NBG Funding Ltd	—	276.471	—	83	—
Banca Romaneasca S.A.	522.338	4.567	23.428	6.949	—
Ethniki Hellenic General Insurance S.A.	1.163	492.893	2.602	22.183	—
ASTIR Palace Vouliagmenis S.A.	17.492	3.912	830	88	2.853
Grand Hotel Summer Palace S.A.	3.084	643	142	25	—
NBG Training Center S.A.	965	561	117	156	—
Ethnodata S.A.	249	7.934	156	8.064	322
KADMOS S.A.	—	11	—	—	—
DIONYSOS S.A.	—	32	—	—	—
EKTENEPOL Construction Company S.A.	63	507	46	9	590
Mortgage, Touristic PROTYPOS S.A.	—	904	—	—	—
Hellenic Touristic Constructions S.A.	70	61	—	—	—
Ethnoplan S.A.	2	3.128	56	3.329	58
Ethniki Ktimatikis Ekmetalefsis S.A.	4.109	893	153	—	—
NBGI Private Equity FUNDS	96.201	4.049	95	51	—
NBG International Holdings B.V.	—	993	—	8	—
NBG Leasing IFN S.A.	229.804	280	6.910	—	—
Finansbank A.S.	1.642.793	3.226	34.025	4.335	5.451
Vojvodjanska Banka a.d. Novi Sad	42.651	791	2.469	6.407	—
NBG Leasing d.o.o. - Belgrade	61.524	115	1.310	2	—
CPT Investments Ltd	229.509	42.552	1.266	8.110	—
NBG Finance (Dollar) Plc.	—	70.710	—	4.901	—
NBG Finance (Sterling) Plc.	—	158.041	—	25.842	—
Finansbank Malta Ltd	380.034	—	7.314	29	—
Ethniki Factors S.A.	10.067	19.606	204	90	—
Total	6.651.844	2.379.642	185.682	190.534	227.762

Total intercompany transactions	6.663.366	2.394.762	187.357	193.667	229.178

The Bank offers liquidity to its subsidiaries in the Southeastern Europe and Turkey of approximately €5,1 billion. The Bank uses NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc for financing activities (€0,8 billion).

The Auditors

The Board of Directors’ Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors.

Corporate social responsibility

The Bank is well aware of the importance of Corporate Social Responsibility (“CSR”) in securing sustainable growth. The Bank has always considered its social role and contribution a key priority, while its specific CSR actions have become increasingly structured and targeted.

Accordingly, in 2009, despite the difficulties and the general adverse climate, the Bank succeeded in meeting many of its CSR targets, standing by its commitment to promote growth, progress and prosperity in the community in which it operates.

•             With its initiatives for the financing of businesses and households, and its measures to support vulnerable social groups, the Bank contributed to containing the fallout from the global financial crisis by increasing its lending balance by €4,5 billion.

•             To enhance value both for the Bank and its employees, with actions aiming at improving skills, expertise and customer care, a total of 600 training events were organized with 10.400 participations in both in-house and outsourced training programmes, representing a total of 206.000 training man-hours and a total investment of €3,8 million.

•             Last year saw the deployment of an Employment Scheme for Young People out of work, which included the implementation throughout the country of a rolling programme of fully paid and insured employment at the Bank under 6-month contracts for, initially, 600 young people below the age of thirty.

•             Within the context of its Environmental Policy and its Environmental Management Programme, the following measures were deployed by the Bank in 2009:

•             The internal e-correspondence system was expanded to 57 central administration units and 575 network branches, thereby bringing the programme to almost 100,0% completion.

•             Recycled acid-free paper accounted for 77,0% of the Bank’s total A4 and A3 paper supplies.

•             With the participation of employees, various recycling programmes were deployed for materials used by the Bank. For instance, 572 tons of paper, more than 20.000 kg of small and large batteries, and over 320 tons of electrical and computer equipment were recycled.

•             Information and awareness-raising among staff regarding environmental management issues was enhanced via the Bank’s intranet service.

•             The Bank’s corporate social action programme totalled approximately €18,3 million, by means of which it funded a wide range of activities and initiatives focusing on the Community, the Environment and Culture.

•             The Bank has supported the areas destroyed by the wildfires of summer 2007 with the amount of €35,3 million during 2007 — 2009.

Corporate governance

The Bank has adopted, at Board level, Greek and international legal, institutional and regulatory standards for corporate governance. The members of the Board are elected by the General Meeting of shareholders for a term of three years, after which they can be re-elected. The non-executive Chairman of the Board is Mr Vassilios Rapanos and the Chief Executive Officer is Mr Apostolos Tamvakakis. The other 11 members of the Board are non-executive. The General Meeting of shareholders of 14 January 2010 appointed 8 independent non-executive members. Mr Alexandros Makridis, Economist, was appointed by the Hellenic Republic as its representative on the Board of Directors of the Bank, as per the provisions of par. 3, article 1 of Law 3723/2008 “on enhancing liquidity in the economy in response to the impact of the global credit crisis”. Specific committees — a) Audit, b) Human Resources and Remuneration, c) Corporate Governance and Nomination, d) Risk Management and e) Strategy — have been set up by the Board and operate at Board level.

Corporate Governance Guidelines (CGG) adopted by the Board of Directors in February  2006, set out clearly, fully and transparently the Group’s corporate governance structure and policies. The CGG are based on best international practices and form a framework which, although not imposed by law, promotes continuity, consistency and efficiency in the  modus operandi of the Board of Director’s and the governance of the Bank and its subsidiaries. The CGG apply to the Bank and its subsidiaries and the various Board of Directors of the Group and have been published on the Bank’s website under the section on Corporate Governance.

The Group fully complies with the provisions of the Bank of Greece Governor’s Act 2577/9.3.2006 governing the organization and evaluation of Internal Control System overall, and with a view to achieving full compliance with the said Act, the Bank has set up the Executive Committee and the IT Steering Committee at Management level, as well as an independent Group Regulatory Compliance Unit. It has also adopted a Code of Ethics and amended the Charter of the Audit Committee, so as to come fully into line with the provisions of the BoG Governor’ Act 2577/9.3.2006.

Over the three-year period 2007-2009 the Bank stepped up its efforts to meet a high level of corporate governance and compliance with the international framework for banking standards and, more generally, further strengthen its risk management framework. The most important targets attained over this period include:

•             Granting of insurance cover to the members of the Board (D&O Insurance), in line with corporate governance best practices.

•             Adoption of a Corporate Social Responsibility (CSR) Policy, setting out the aims and basic values governing the CSR actions of the Bank and its Group companies.

•             Adoption of an NBG Board Nomination Policy.

•             Adoption of a Budget Policy to support the long-term strategic goals of Management and macroeconomic, political and financial developments in the regions where the Group conducts business.

•             Deployment of Policies as per Law 3606/2007 on markets in financial instruments (in implementation of MiFID).

•             Adoption of a Group Anti Money Laundering/Counter Financing of Terrorism Policy (AML/CFT Policy) and a Customer Acceptance Policy.

•             Adoption of a Policy for Averting Conflicts of Interest for NBG’s managers and senior officers.

•             Holding of seminars on theory and issues concerning Risk Management in the framework of ongoing training for the members of the Board of Directors.

•             Regular reporting to the Board’s Audit Committee regarding the progress of work related to the Basel II Programme, as well as the monitoring and control of risks, in the midst of the current financial crisis, and analysis of related fallout on the Bank.

•             Adoption of Remuneration Principles for setting pay in the NBG Group and a remuneration policy for executive members of the Board of Directors, which sets out a transparent framework for determining the remuneration of senior management, on the basis of merit and a performance-oriented culture.

•             The Bank’s stock options plan for executive members of the Board, management and staff of the Bank and its affiliated companies.

Dividend policy

The Bank has distributed the amount of €42,2 million as dividend for the 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares according to the terms of those shares and the resolution of the General Meeting of the Bank’s shareholders on 2 June 2009. The General Meeting of the Bank’s Shareholders will be asked to approve the distribution of a $2,25 dividend for the 25.000.000 Preference Shares in the current year.

The Annual General Meeting of the Bank’s Shareholders will be asked to decide the payment of €35,0 million to the Greek state as a fixed return / dividend  for the 70.000.000 redeemable preferred shares it holds, following the Bank’s participation in the support plan for the strengthening of the liquidity of the Greek economy pursuant to articles 1 and 2 of Law 3723/2008.

The Bank will not distribute any cash dividend for ordinary shares for year 2009, due to the related restriction arising by the Bank’s participation in 2010 as well in the above mentioned programmes.

Apostolos Tamvakakis

Chief Executive Officer

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

NBG’s share capital amounts to €3.392.707.885 divided into (a) 607.041.577 ordinary registered shares with voting rights, of a par value of €5,00 (b) into 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares as stated at point (xlvii) of par. 2 of article 4 of the Bank’s Articles of Association, of a par value of €0,30 and (c) 70.000.000 redeemable preferred shares of a par value of €5,00 as described in article 4, paragraph 2, subparagraph (xlix) of the Bank’s Articles of Association.

The Bank ordinary shares are listed for trading on the Athens Exchange (“ATHEX”) and on the New York Stock Exchange in the form of ADRs.

The rights of the shareholders of the Bank, arising from each share, are proportional to the percentage of the share capital to which the paid-in share value corresponds. Each share carries the rights stipulated by law and the Articles of Associations, and in particular:

(a) Related to ordinary shares (consisting 89,46% of the Bank’s capital)

•             The right to participate in and vote at the General Meeting of Shareholders;

•             The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35,0% of the net profit following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20,0% of the paid up share capital of a subsidiary company of the Bank pursuant to Companies’ Act 2190/1920, art. 45, par. 2 currently in force.  In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force.  This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favor of the Greek state;

•             The preemptive right to each share capital increase in cash and issue of new shares;

•             The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report;

•             The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association);

•             Pursuant to Law 3723/2008, article 28 of Law 3756/2009 and a new draft law submitted to the Greek Parliament on 17 March 2010, for the period the bank is participating in the Program for the liquidity increase of the Greek economy, only stock dividend for periods 2008 and 2009 is allowed for common shares. These shares cannot be repurchased ones. Dividend to preferred shares issued abroad, are excluded from this regulation.

(b) Related to preferred shares (consisting 0,22% of the Bank’s capital)

•             The privileges of the Preference Shares are (i) the right to collect, before the ordinary shares and, if existing, other class of preference shares of the Bank ranking or expressed to rank junior to the Preference Shares, a euro denominated annual dividend (which may be expressed as being equal to a USD amount) that may be payable by the Bank in USD, (the Preferred Dividend); (ii) the right to collect the Preferred Dividend also from the payment of dividend amounts described under article 45 par. 2 of the Companies Act and until full exhaustion of such amounts; and (iii) the right to collect before the ordinary shares and other Junior Obligations of the Bank an amount denominated in Euro equal to the sum of the nominal value and any premium paid, which may be determined by reference to a fixed US dollar amount, which may be payable in US dollars by the Bank, from the liquidation proceeds of the Bank, including above par reserves formed after the issuance of the Preference Shares (Liquidation Preference).

•             The Preference Shares do not entitle their holders to cumulative dividends and are not convertible into common shares. The Preference Shares are issued without voting rights, subject to those cases where voting rights exist by operation of mandatory provisions of law.

•             The approval of the payment of Preferred Dividends on the Preference Shares, will be declared on an annual basis at the absolute discretion of the Annual General Meeting of the Bank out of Distributable Funds under 44a of the Companies Act. Subject to the provisions relating to paragraphs 8 to 9 of point (xlvii) of paragraph 2 of article 4 of the Bank’s Articles of Association, the Bank will not be permitted to pay any Preferred Dividend on the Preference Shares if such Preferred Dividend together with any dividends previously paid and/or approved for payment in respect of Preferred Dividend Parity Obligations in the then current financial year would exceed the Distributable Funds under 44a or if the Bank of Greece has requested in writing the non-payment of dividend (including the amounts of dividend distributed under article 45 par. 2 of the Companies Act) to the common and preferred shareholders of the Bank.

•             The Preference Shares will be redeemable by the Bank in accordance with the provisions of article 17b of the Companies Act. The Bank is entitled to redemption at the First Call Date, as well as on any date thereafter following an invitation to all the Preferred Shareholders. The redemption is effected by payment to each Preferred Shareholder of an amount equal to the Redemption Amount. Such redemption will be subject to the prior consent of the Bank of Greece.

The non-cumulative non-voting Redeemable Preference Shares were offered in the form of American Depositary Shares in the United States. The American Depositary Shares are evidenced by American Depositary Receipts and are listed in the New York Stock Exchange.

(c) Related to preferred shares pursuant to Law 3723/2008 (consisting 10,32% of the Bank’s capital). The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

•             The right to receive payment of a fixed return, calculated on a 10,0% basis over the selling price of each preference share to the Greek State

I.	in priority over the common shares,
II.	in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and
III.

irrespective of distribution of dividend to the rest of the Bank’s shareholders and provided that, following payment of the said fixed return, the Bank’s capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

•             The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44a of the Companies’ Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders’ GM resolution. In the event of deficiency of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

•             The right to vote at the Preferred Shareholders’ GM under the circumstances provided for by the Companies’ Act.

•             The right to participate in the Bank’s Board by a representative thereof appointed to the Board as an additional member thereof (the “PS representative”).

•             The PS representative’s right to exercise a veto over any decision to be taken by the Board regarding dividend distribution and benefits policy for the Bank’s Chairman, Chief Executive Officer and remaining Board Members, as well as General Managers and substitutes thereof, by resolution of the Minister of Economy and Finance or on the PS representative’s own initiative in the event that it is deemed that such a Board decision may affect depositors’ interests or materially affect the Bank’s credit standing and smooth business flow.

•             The PS representative’s right to be present at the Common Shareholders’ GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

•             The PS representative’s right of free access to the Bank’s books and records for the purposes of law 3723/2008.

•             The right to collect from the Bank’s liquidation proceeds in priority over all other shareholders.

B) Restrictions on transfers of shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association.

C) Significant direct and indirect holdings as per Law 3556/2007

There are no significant direct or indirect holdings as per Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5,0% of the aggregate number of the Bank’s ordinary shares.

D) Shares with special control rights

There are no shares with special control rights with the following exception.

Following the Bank’s participation in the support plan for the strengthening of the liquidity of the Greek economy in 2009, the issuance of shares pursuant to Law 3723/2008 and the appointment of an additional member to the Bank’s Board of Directors by the Greek state, the latter through its representative has the right to veto any decision related to dividend distribution and to the compensation of the President, the Managing Director and the other Board of Directors members and the general managers and the deputy general managers.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the ordinary shares pursuant to the Bank’s Articles of Association.  Pursuant to the Bank’s Articles of Association, the holders of preference shares have no voting rights, except for the cases where this is strictly provided by the Law and in particular under the provisions of Law 3723/2008 as stated in previous paragraph A.

F) NBG Shareholders’ agreements

To the Bank’s knowledge there are no shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank’s shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Companies’ Act 2190/1920.

Following the Bank’s participation in the support plan for the strengthening of the liquidity of the Greek economy, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

1) Pursuant to the provisions of Companies’ Act 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Companies’ Act 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed, each time for a period of up to 5 years.

On 15 May 2008, the 2nd Repeat General Meeting authorized the Board of Directors to increase the Bank’s share capital up to the amount that corresponds to 50,0% of the paid up share capital (which amounted to €2.386,0 million at that date) instead of 100,0% as provided by the Company Law.  The increase can take place within a three year period as of the date of the said General Meeting (instead of the five year period provided by the Company Law).  The capital increase is effected through the issuance of common shares with preemptive rights to the existing shareholders. Pursuant to par. 1, article 13 of Law 2190/1920, the Board of Directors can determine the terms and conditions of the capital increase.

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50,0% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. €1.696,4 million. The Meeting leaves it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Following the Board of Directors’ resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to €1.247,2 million, €551,8 million of which has been credited to “Share capital” account and the remaining amount less expenses incurred has been credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

2) In accordance with Companies’ Act 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and the staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Other details not provided for otherwise under the General Meeting resolution are determined by resolution of the Board of Directors, which provides for the issue of the stock option certificates, in December of each year issues the shares to the beneficiaries who have exercised their options, increasing the Bank’s share capital accordingly and certifying the said increase.

Pursuant to Law 3723/2008 and article 28 of Law 3756/2009, the Bank cannot buy its own shares, for the whole period it participates in the support plan for the strengthening of the liquidity of the Greek economy.

On 22 June 2005, at the repeat General Meeting of the Shareholders, a stock options program (the Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares to issue under the Program shall be 3,5 million.  The strike price shall be within the range of €5,00 per share to 70,0% of the average market price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

On 1 June 2006, at the repeat General Meeting of the Shareholders, a second stock options program (the Program B) was approved for the executive members of the BoD, management and staff of the Group.  The program shall last for five years and expires in 2011.  The maximum number of shares to issue under this Program shall be 3,5 million.  The strike price shall be within a range of €5,00 per share to 70,0% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised.

On 28 June 2007, at the repeat General Meeting of the Shareholders, a third stock options program (the Program C) was approved for the executive members of the BoD, management and staff of the Group.  The Program shall last for eight years and expires in 2015.  The maximum number of shares to be issued under this Program is 12 million.  The strike price shall be within a range of €5,00 per share to 85,0% of the average market price thereof from 1 January until 31 October of the year the options are granted.  The options are to be granted until 2010, and the maximum number of options that may be granted each year to the beneficiaries as a whole cannot exceed 1,0% of the total number of the Bank’s ordinary shares.

On 29 November 2006, the BoD approved the issue of 2.992.620 share options under the Program A.  The exercise price was set at €23,80 per share.  The vesting conditions were as follows:  15,0% of the options vested immediately, 35,0% of the options vested in 2007 and 50,0% of the options vested in 2008.  During the third option exercise period (1-10 December 2008), no options were exercised.

On 1 November 2007, the BoD of the Bank approved the issue of a further 496.500 shares under Program A with the same vesting conditions and the same exercise price.  During the second option exercise period (1-10 December 2008), no options were exercised.

On 1 November 2007, the BoD of the Bank also approved the issue of 3.014.100 shares under Program B.  The exercise price was set at €23,00 per share. The vesting conditions were as follows:  15,0% of the options vested immediately, 15,0% of the options vested in 2008, 30,0% of the options vest after 1,5 years subject to achievement of minimum target EPS for the year 2008 or after 2,5 years subject to achievement of minimum target EPS for the year 2009 and the remaining 40,0% vest after 2,5 years subject to achievement of minimum target EPS for the year 2009.   During the second option exercise period (1-10 June 2008), 387.970 options were exercised and the aggregate amount paid was €8,6 million.

In August 2009, the BoD approved the modification of the exercise price and the total number of outstanding share options by a factor 1,082 in order to compensate for the difference between the market and the discounted issue price of the share capital increase in June 2009. The modified exercise price for Program A and B was determined to €21,15 and €20,45 respectively. Furthermore, for the beneficiaries of Program B there was an option in 2009 to exercise their stock options in December 2009.

On 22 December 2009, the Board of Directors of the Bank approved the share capital increase

a) by €63,2 thousand through the issue of 12.648 ordinary shares derived from the exercise of stock options under Program A

b) by €35,2 thousand through the issue of 7.045 ordinary shares derived from the exercise of stock options under Program B

Furthermore, during 2009, 152.923 share options were cancelled.

3) In accordance to Companies’ Act 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10,0% of their own shares (“treasury shares”) via ATHEX.  However and as long the Bank participates in the Hellenic Republic’s Liquidity Support Plan and pursuant to the restrictions imposed by the related Law 3723/2008, the Bank is not allowed to repurchase any own shares.

During 2009, the Bank disposed off 6.456.504 treasury shares held on 31 December 2008 at the amount of €90,2 million, while at the same period its subsidiaries acquired 11.505.151 of the Bank’s shares at the amount of €228,5 million and  disposed off 11.167.801 of them at the amount of €221,4 million. On 31 December 2009, the Bank did not hold any own shares, while National P&K Securities S.A., which conducts treasury shares transactions at a Group level, owned 337.350 Bank’s shares at an acquisition cost of €10,6 million which represents the 0,06% of the Bank’s issued ordinary share capital.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

Apostolos Tamvakakis

Chief Executive Officer

Auditors’ Report

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

“NATIONAL BANK OF GREECE S.A.”

Report on the Financial Statements

We have audited the accompanying stand alone financial statements of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and the consolidated financial statements of the Bank and its subsidiaries (the “Group”), which comprise the stand alone and consolidated statement of financial position as at December 31, 2009, and the stand alone and consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these stand alone and consolidated financial statements in accordance with International Financial Reporting Standards as these have been adopted by the European Union, as well as for the internal controls that management considers necessary for the preparation of company and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these stands alone and consolidated financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the stand alone and consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the stand alone and consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the stand alone and consolidated financial statements, whether due to fraud or error. In making this risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the stand alone and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the stand alone and consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying stand alone and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and  the Group as of December 31, 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal Requirements

We have agreed and confirmed the content and consistency of the Directors’ Report to the accompanying stand alone and consolidated financial statements according to the provisions of the article 43a, 107 and 37 of the Codified Law 2190/1920.

Athens, 30 March 2010

The Certified Public Accountant

Nicos Sofianos
Reg. No. SOEL: 12231
Deloitte. Hadjipavlou Sofianos & Cambanis S.A.
250 — 254 Kifissias Avenue, 152 31 Halandri
Reg. No. SOEL: E. 120

Statement of Financial Position

as at 31 December 2009

		Group		Bank
€ 000’s	Note	31.12.2009	31.12.2008	31.12.2009	31.12.2008
ASSETS
Cash and balances with central banks	17	4.252.854	4.145.395	2.073.721	1.959.249
Due from banks (net)	18	3.707.911	2.490.064	5.881.701	5.202.048
Financial assets at fair value through Profit or Loss	19	4.066.059	2.190.604	3.003.966	1.717.902
Derivative financial instruments	20	1.875.851	1.590.320	1.670.914	1.303.708
Loans and advances to customers (net)	21	74.752.545	69.897.602	58.129.698	53.440.200
Investment securities	22	16.315.150	12.909.576	9.892.407	10.066.441
Investment property	23	164.895	148.073	—	—
Investments in subsidiaries	46	—	—	8.064.609	7.149.862
Investments in associates	24	42.680	55.683	27.631	6.921
Goodwill, software and other intangible assets	25	2.486.943	2.473.994	124.854	111.285
Property and equipment	26	2.099.152	1.982.768	381.642	986.405
Deferred tax assets	27	174.218	258.819	82.094	173.947
Insurance related assets and receivables	28	805.960	707.721	—	—
Current income tax advance		189.481	113.903	189.481	113.903
Other assets	29	2.460.484	2.241.827	1.697.746	1.587.984
Non current assets held for sale	30	—	116.893	—	—
Total assets		113.394.183	101.323.242	91.220.464	83.819.855

LIABILITIES
Due to banks	31	21.643.338	14.840.030	18.390.685	13.801.415
Derivative financial instruments	20	1.329.164	1.567.815	1.204.621	1.426.951
Due to customers	32	71.194.471	67.656.948	58.081.167	56.291.053
Debt securities in issue	33	1.859.699	1.813.678	1.485.109	—
Other borrowed funds	34	1.224.973	1.922.873	1.209.377	3.874.881
Insurance related reserves and liabilities	35	2.581.323	2.266.256	—	—
Deferred tax liabilities	27	137.336	104.443	—	—
Retirement benefit obligations	12	245.301	230.747	134.284	108.057
Current income tax liabilities		74.924	12.428	60.497	—
Other liabilities	36	3.276.136	2.632.114	2.430.563	1.883.712
Liabilities held for sale	30	—	8.856	—	—
Total liabilities		103.566.665	93.056.188	82.996.303	77.386.069

SHAREHOLDERS’ EQUITY
Share capital	38	3.392.708	2.490.771	3.392.708	2.490.771
Share premium account	38	3.335.881	2.682.050	3.335.881	2.682.050
Less: treasury shares	38	(10.626)	(145.277)	—	(145.277)
Reserves and retained earnings	40	1.735.487	944.063	1.495.572	1.406.242
Equity attributable to NBG shareholders		8.453.450	5.971.607	8.224.161	6.433.786

Minority interest	41	857.376	842.408	—	—
Preferred securities	42	516.692	1.453.039	—	—
Total equity		9.827.518	8.267.054	8.224.161	6.433.786

Total equity and liabilities		113.394.183	101.323.242	91.220.464	83.819.855

Athens, 18 March 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 27 to 108 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2009

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Interest and similar income		6.551.829	6.941.418	3.677.056	4.065.836
Interest expense and similar charges		(2.611.540)	(3.361.884)	(1.445.996)	(2.018.256)
Net interest income	6	3.940.289	3.579.534	2.231.060	2.047.580

Fee and commission income		741.733	841.252	306.465	307.689
Fee and commission expense		(55.319)	(69.183)	(27.027)	(28.402)
Net fee and commission income	7	686.414	772.069	279.438	279.287

Earned premia net of reinsurance		936.091	713.441	—	—
Net claims incurred		(840.539)	(590.561)	—	—
Earned premia net of claims and commissions	8	95.552	122.880	—	—

Net trading income and results from investment securities	9	428.415	427.289	197.413	24.725
Net other income/(expense)	10	(73.575)	24.059	(71.629)	1.795
Total income		5.077.095	4.925.831	2.636.282	2.353.387

Personnel expenses	11 & 12	(1.577.474)	(1.447.667)	(995.114)	(885.102)
General, administrative and other operating expenses	13	(725.032)	(771.742)	(338.872)	(338.656)
Depreciation, amortisation and impairment charges of fixed assets		(197.842)	(163.499)	(105.581)	(75.957)
Amortisation of intangible assets recognised on business combinations		(24.071)	(27.406)	—	—
Finance charge on put options of minority interests		(5.556)	(11.940)	(5.556)	(11.940)
Credit provisions and other impairment charges	14	(1.295.172)	(537.631)	(787.532)	(408.558)
Share of profit / (loss) of associates	24	117	(28.932)	—	—
Profit before tax		1.252.065	1.937.014	403.627	633.174

One-off social responsibility tax	15	(47.736)	—	(45.669)	—
Tax expense	15	(240.984)	(352.071)	(132.973)	(152.868)
Profit for the period		963.345	1.584.943	224.985	480.306

Attributable to:
Minority interests	41	40.777	38.931	—	—
NBG equity shareholders		922.568	1.546.012	224.985	480.306

Earnings per share- Basic	16	1,48	2,71	0,32	0,84
Earnings per share- Diluted	16	1,48	2,70	0,32	0,84

Athens, 18 March 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 27 to 108 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2009

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Profit for the period		963.345	1.584.943	224.985	480.306

Other comprehensive income, net of tax:
Available for sale securities, net of tax		(193.759)	(814.646)	(47.767)	(626.003)
Currency translation differences, net of tax		(28.111)	(1.115.491)	93	(515)
Net investment hedge, net of tax		(111.208)	(148.607)	—	—
Net other comprehensive income/(expense), net of tax	39	(333.078)	(2.078.744)	(47.674)	(626.518)

Total comprehensive income/(expense), net of tax		630.267	(493.801)	177.311	(146.212)

Attributable to:
Minority interests		16.255	(87.791)	—	—
NBG equity shareholders		614.012	(406.010)	177.311	(146.212)

Athens, 18 March 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 27 to 108 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 31 December 2009

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for sale	Currency	Net	Reserves &		Minority Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(24.501)	264.529	(23.239)	1.596.487	6.470.420	2.071.515	8.541.935
Other Comprehensive Income	—	—	—	—	—	(814.608)	(927.219)	(148.607)	(61.588)	(1.952.022)	(126.722)	(2.078.744)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	1.546.012	1.546.012	38.931	1.584.943
Total Comprehensive Income	—	—	—	—	—	(814.608)	(927.219)	(148.607)	1.484.424	(406.010)	(87.791)	(493.801)
Merger through absorption of subsidiaries	—	—	41	—	—	—	—	—	(582)	(541)	—	(541)
Share capital increase	95.339	7.500	—	395.138	—	—	—	—	(95.339)	402.638	—	402.638
Share capital issue costs, net of tax	—	—	(161)	(12.363)	—	—	—	—	—	(12.524)	—	(12.524)
Stock options exercised	1.940	—	6.642	—	—	—	—	—	—	8.582	—	8.582
Dividends to preferred securities	—	—	—	—	—	—	—	—	(66.824)	(66.824)	—	(66.824)
Dividends to ordinary and preference shareholders	—	—	—	—	—	—	—	—	(223.336)	(223.336)	—	(223.336)
Share based payments	—	—	—	—	—	—	—	—	10.503	10.503	—	10.503
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	(26.925)	(26.925)	311.723	284.798
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	(123.676)	—	—	—	(60.700)	(184.376)	—	(184.376)
Balance at 31 December 2008 & at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	2.617.708	5.971.607	2.295.447	8.267.054
Other Comprehensive Income	—	—	—	—	—	(162.823)	(36.228)	(111.208)	1.703	(308.556)	(24.522)	(333.078)
Net profit/(loss) for the period	—	—	—	—	—	—	—	—	922.568	922.568	40.777	963.345
Total Comprehensive Income	—	—	—	—	—	(162.823)	(36.228)	(111.208)	924.271	614.012	16.255	630.267
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	—	1.597.154	—	1.597.154
Share capital issue costs, net of tax	—	—	(41.798)	—	—	—	—	—	(3.420)	(45.218)	—	(45.218)
Stock options exercised	99	—	313	—	—	—	—	—	—	412	—	412
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	305.481	305.481	(943.114)	(637.633)
Dividends to preferred securities	—	—	—	—	—	—	—	—	(87.038)	(87.038)	—	(87.038)
Share based payments	—	—	—	—	—	—	—	—	12.707	12.707	—	12.707
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	1.237	1.237	5.480	6.717
(Purchases)/ disposals of treasury shares	—	—	—	—	134.651	—	—	—	(51.555)	83.096	—	83.096
Balance at 31 December 2009	3.035.208	357.500	2.953.106	382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	3.719.391	8.453.450	1.374.068	9.827.518

The notes on pages 27 to 108 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 31 December 2009

	Share capital		Share premium			Available for	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	(37.794)	—	1.916.571	6.535.921
Other Comprehensive Income	—	—	—	—	—	(626.003)	(515)	—	(626.518)
Net profit/(loss) for the period	—	—	—	—	—	—	—	480.306	480.306
Total Comprehensive Income	—	—	—	—	—	(626.003)	(515)	480.306	(146.212)
Merger through absorption of subsidiaries	—	—	41	—	—	—	—	(18.124)	(18.083)
Share capital increase	95.339	7.500	—	395.138	—	—	—	(95.339)	402.638
Share capital issue costs, net of tax	—	—	(161)	(12.363)	—	—	—	—	(12.524)
Stock options exercised	1.940	—	6.642	—	—	—	—	—	8.582
Dividends to ordinary and preference shareholders	—	—	—	—	—	—	—	(223.363)	(223.363)
Share based payments	—	—	—	—	—	—	—	10.503	10.503
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	(123.676)	—	—	—	(123.676)
Balance at 31 December 2008 & at 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(515)	2.070.554	6.433.786
Other Comprehensive Income	—	—	—	—	—	(47.767)	93	—	(47.674)
Net profit/(loss) for the period	—	—	—	—	—	—	—	224.985	224.985
Total Comprehensive Income	—	—	—	—	—	(47.767)	93	224.985	177.311
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	1.597.154
Share capital issue costs, net of tax	—	—	(41.798)	—	—	—	—	(3.420)	(45.218)
Stock options exercised	99	—	313	—	—	—	—	—	412
Dividends to preferrence shareholders	—	—	—	—	—	—	—	(42.192)	(42.192)
Share based payments	—	—	—	—	—	—	—	12.707	12.707
(Purchases)/ disposals of treasury shares & preferred securities	—	—	—	—	145.277	—	—	(55.076)	90.201
Balance at 31 December 2009	3.035.208	357.500	2.953.106	382.775	—	(711.564)	(422)	2.207.558	8.224.161

The notes on pages 27 to 108 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2009

	Group		Bank
	12 month period ended		12 month period ended
€ 000’s	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Cash flows from operating activities
Profit for the period	963.345	1.584.943	224.985	480.306
Adjustments for:
Non-cash items included in income statement and other adjustments:	1.333.302	858.083	818.551	452.163
Depreciation, amortisation & impairment on assets & investment property	221.913	190.904	105.581	75.957
Share based payment	12.707	10.503	11.471	9.141
Impairment losses / (recoveries) on investments	237.790	17.772	170.331	86.361
Amortization of premiums / discounts of investment securities and loans and receivables	(197.093)	(43.138)	(186.671)	(41.300)
Provisions for credit and other risks	1.070.664	557.425	610.529	330.597
Provision for employee benefits	78.783	37.160	36.069	6.278
Other provisions	19.064	3.286	12.311	9.799
Equity income of associates	(117)	28.932	—	—
Finance charge on put options of minority interest	5.556	11.940	5.556	11.940
Deferred tax expense / (income)	125.010	179.897	108.369	61.224
Dividend income from investment securities	(5.579)	(16.319)	(51.020)	(82.683)
Net (gain) / loss on disposal of fixed assets & investment property	(764)	(47.586)	(635)	(42.331)
Net (gain) / loss on sale of investments in associates	9.378	(1.306)	(1.034)	(4.613)
Net (gain) / expense on investment securities	(133.077)	(25.338)	85.275	62.696
Interest from financing activities	24.472	32.429	47.824	47.575
Valuation adjustment on instruments designated at FVTPL	(135.405)	(78.478)	(135.405)	(78.478)

Net (increase)/decrease in operating assets:	(9.583.871)	(11.629.989)	(7.595.421)	(10.080.567)
Mandatory reserve deposits with Central Bank	(32.095)	(514.779)	6.931	(271.727)
Due from other banks	(1.216.431)	529.554	(533.266)	(188.533)
Financial assets at fair value through Profit or Loss	(1.714.473)	5.444.391	(1.167.181)	5.778.171
Derivative financial assets	(298.908)	(1.195.416)	(418.327)	(945.970)
Loans and advances to customers	(5.925.863)	(15.808.523)	(5.300.027)	(14.220.725)
Other assets	(396.101)	(85.216)	(183.551)	(231.783)

Net increase/(decrease) in operating liabilities:	10.876.779	11.620.323	6.981.375	12.807.764
Due to banks	6.803.308	4.465.950	4.589.270	4.865.830
Due to customers	3.537.523	7.126.537	2.003.626	7.019.785
Derivative financial liabilities	(367.893)	297.866	(222.330)	846.889
Retirement benefit obligations	(64.324)	(43.557)	(9.842)	(8.761)
Insurance related reserves and liabilities	315.067	98.636	—	—
Income taxes paid	(76.392)	(33.739)	—	(580)
Other liabilities	729.490	(291.370)	620.651	84.601
Net cash from/(used in) operating activities	3.589.555	2.433.360	429.490	3.659.666

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(495.714)	—	(21.059)
Participation in share capital increase of subsidiaries	—	—	(299.444)	(1.220.856)
Acquisition of associates, net of cash acquired	(24.457)	(11.811)	(20.945)	(94)
Disposal of associates, net of cash disposed	17.919	15.493	1.269	14.926
Dividends received from investment securities & associates	5.968	18.208	51.020	82.683
Purchases of fixed and intangible assets and investment property	(272.487)	(344.088)	(130.862)	(163.615)
Proceeds from sale of fixed assets and investment property	7.641	116.173	1.219	66.408
Purchases of investment securities	(24.891.461)	(18.699.256)	(7.800.530)	(6.507.008)
Proceeds from redemption and sale of investment securities	21.797.389	13.714.071	8.003.362	1.769.660
Net cash from/(used in) investing activities	(3.359.488)	(5.686.924)	(194.911)	(5.978.955)

Cash flows from financing activities
Share capital increase	1.247.566	411.220	1.247.566	411.220
Proceeds from borrowed funds and debt securities	2.456.075	1.020.169	2.079.386	497.693
Repayments of borrowed funds, debt securities and preferred securities	(3.597.153)	(1.346.970)	(3.168.623)	—
Proceeds from sale of treasury shares	311.562	149.667	90.201	—
Repurchase of treasury shares	(228.466)	(279.249)	—	(123.676)
Dividends to ordinary and preference shareholders	(42.835)	(212.145)	(42.835)	(212.172)
Dividends to preferred securities	(37.783)	(59.268)	—	—
Capital contribution by minority interest holders	—	310.097	—	—
Share capital issue costs	(58.002)	(16.700)	(58.002)	(16.700)
Net cash from/(used in) financing activities	50.964	(23.179)	147.693	556.365
Effect of foreign exchange rate changes on cash and cash equivalents	15.167	(265.200)	4.401	(19.008)
Net increase/(decrease) in cash and cash equivalents	296.198	(3.541.943)	386.673	(1.781.932)
Cash and cash equivalents at beginning of period	2.622.978	6.164.921	3.674.864	5.456.449
Adjustments in cash and cash equivalents due to mergers	—	—	—	347
Cash and cash equivalents at end of period	2.919.176	2.622.978	4.061.537	3.674.864

The notes on pages 27 to 108 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                                                General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and its shares are listed on the Athens Stock Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 169 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates in Greece, Turkey, UK, South Eastern Europe, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos

The Chief Executive Officer
Apostolos S. Tamvakakis

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour
Avraam J. Triantafillidis*	Employees’ representative

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Vassilios K. Konstantakopoulos	Shipowner
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria S. Sklavenitou	Chairman of the Board of Directors, J & S Sklavenitis S.A.

Greek State representative
Alexandros N. Makridis	President of the Board of Directors & Managing Director of Chryssafidis S.A.

*On 18 March 2010, Mr Avraam J. Triantafillidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the support plan for liquidity, the Greek State appointed Mr Alexandros Makridis as its representative in the Bank’s Board of Directors.  The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These financial statements have been approved for issue by the Bank’s Board of Directors on 18 March 2010.

Notes to the Financial Statements

Group and Bank

NOTE 2:                                                Summary of significant accounting policies

2.1 Basis of Preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2009 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the E.U.  E.U.-endorsed IFRSs may differ from IFRSs as issued by the International Accounting Standards Board (“IASB”) if, at any point in time, new or amended IFRSs have not been endorsed by the E.U.  At 31 December 2009, there were no unendorsed standards effective for the year ended 31 December 2009, which affect these Consolidated and Bank financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Bank or the Group.  Accordingly, NBG’s financial statements for the year ended 31 December 2009 are prepared in accordance with IFRSs as issued by the IASB.  The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, valuation of and recognition of the expense relating to stock options, insurance reserves, impairment of loans and receivables, liabilities from unaudited tax years and contingencies from litigation.  Actual results in the future may differ from those reported.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards applied from 1 January 2009

• IFRS 8 “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance.  The Group has applied this standard for these Consolidated and Bank financial statements, as described in Note 5.

• IAS 1 “Presentation of Financial Statements” (Revised) (effective from 1 January 2009).  It requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income.  The Group has applied IAS 1 (Revised) in 2009.

• IFRS 7 “Financial Instruments: Disclosures” (Amendment March 2009) (effective for annual periods beginning on or after 1 January 2009).  The amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements.  In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk.  The adoption of the amendment results in additional disclosures, which are provided in these annual Consolidated and Bank financial statements, but does not have an impact on the financial position or the comprehensive income of the Group or the Bank.

• IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 9 “Reassessment of Embedded Derivatives” (Amendment March 2009) (effective for annual periods ending on or after 30 June 2009).  These amendments clarify that on reclassification of a financial asset out of the “at fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements.  This amendment did not have an impact on the Consolidated and Bank financial statements because this treatment was the Group’s existing policy.

• IAS 23 “Borrowing costs” (Revised) (effective for borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009).  It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The Group has applied IAS 23 (Revised) from 1 January 2009, however, it did not have a significant impact on the Consolidated and Bank financial statements.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2009). The amendment deals with two matters.  It clarifies that vesting conditions are service conditions and performance conditions only.  Other features of a share-based payment are not vesting conditions.  It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.  The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Consolidated and Bank financial statements.

• IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” (Amendment) (effective from 1 January 2009).  This amendment requires entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions:

•             puttable financial instruments (for example, some shares issued by co-operative entities)

•             instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation (for example, some partnership interests and some shares issued by limited life entities).

The Group has applied this amendment for the annual period beginning on 1 January 2009, however, it did not have an impact on the Consolidated and Bank financial statements.

Notes to the Financial Statements

Group and Bank

• IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective from 1 January 2009).  The amendments:

•             allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements; and

•             remove the definition of the cost method from IAS 27 and replace it with a requirement to present dividends as income in the separate financial statements of the investor.

Regarding the initial measurement of cost in the separate financial statements of a new parent formed as the result of a specific type of reorganisation, the amendments to IAS 27 also require the new parent to measure the cost of its investment in the previous parent at the carrying amount of its share of the equity items of the previous parent at the date of the reorganisation.

The Group will apply this amendment for the annual period beginning on 1 January 2009 and does not expect that it will have any impact on the Consolidated and Bank financial statements.

• IFRIC 13 “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008).  IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s).  The Group has applied this IFRIC from 1 January 2009, however, it did not have a significant impact on the Consolidated and Bank financial statements.

• IFRIC 16 “Hedges of a Net Investment in a Foreign Operation” (effective for annual periods beginning on or after 1 October 2008).

• Improvements to IFRSs, May 2008 (effective for annual periods beginning on or after 1 January 2009, except amendments to IFRS 5 that are effective for periods beginning on or after 1 July 2009).  These improvements include amendments considered to be necessary, but non-urgent, and that will not be included as part of another major project.

The Group has applied these amendments for the annual period beginning on 1 January 2009 (except for IFRS 5), however they did not have a significant impact on the Consolidated and Bank financial statements.

• Improvements to IFRSs, April 2009. The amendments to IAS 18 are effective for 2009 and did not have an impact on the Consolidated and Bank financial statements. The Group early adopted the amendments to IFRIC 16 in 2009. All other amendments are effective for annual periods beginning on or after 1 July 2009 or later.

• IFRIC 15 “Agreements for the Construction of Real Estate” (effective for annual periods beginning on or after 1 January 2009).

• IFRIC 18 “Transfers of Assets from Customers” (effective for transfers received on or after 1 July 2009).

These interpretations did not have significant impact on the Consolidated and Bank financial statements.

New standards, amendments and interpretations to existing standards effective after 2009

• IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009).  The main changes are:

•             Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value.

•             Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the sum of the fair value of any investment in the business held before the acquisition and the consideration transferred, and the net assets acquired.

•             Acquisition-related costs: Acquisition-related costs are generally recognised as expenses (rather than included in goodwill).

•             Contingent consideration: Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in the income statement (rather than by adjusting goodwill).

•             Transactions with non-controlling interests: Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions.

These amendments will affect the Consolidated and Bank financial statements in relation to business combinations effected on or after 1 January 2010.

• IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment “Eligible Hedged Items”) (effective for annual periods beginning on or after 1 July 2009).  The amendment clarifies how the existing principles underlying hedge accounting should be applied in the designation of:

(a)     a one-sided risk in a hedged item, and

(b)    inflation in a financial hedged item.

The Group will apply this amendment for the annual period beginning on 1 January 2010, and does not expect that it will have any impact on the Consolidated and Bank financial statements.

• IFRIC 17 “Distributions of Non-cash Assets to Owners” (effective for annual periods beginning on or after 1 July 2009).  The Interpretation clarifies that:

•             a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity,

•             an entity should measure the dividend payable at the fair value of the net assets to be distributed,

•             an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in the income statement.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions.

Notes to the Financial Statements

Group and Bank

The Group will apply this Interpretation for the annual period beginning on 1 January 2010, and does not expect that it will have any impact on the Consolidated and Bank financial statements.

• IFRS 9 “Financial Instruments (effective for annual periods beginning on or after 1 January 2013).  IFRS 9 specifies how an entity should classify and measure financial assets, including some hybrid contracts. The new standard requires all financial assets to be:

(a)     classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

(b)    initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs.

(c)     subsequently measured at amortised cost or fair value.

The Group has not applied this Standard and is currently evaluating the impact of IFRS 9 on the Consolidated and Bank financial statements and the timing of its adoption.

• Improvements to IFRSs, April 2009 (effective for annual periods beginning on or after 1 July 2009, except amendments to IAS 18 that are effective for 2009, see above).  The Group will apply these amendments for the annual period beginning on 1 January 2010, except the amendment to IAS 18 that was effective in 2009 and did not have an impact on the Consolidated and Bank financial statements, and the amendment to IFRIC 16 that was early adopted for the annual period beginning on 1 January 2009.

• IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2010). The amendments clarify:

•             the scope of IFRS 2: An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

•             the interaction of IFRS 2 and other standards: The Board clarified that in IFRS 2 a ‘group’ has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

•             the accounting for some group and treasury share-based payment transactions: An entity must measure the goods or services it received as either an equity-settled or a cash-settled share-based payment transaction assessed from its own perspective, which may not always be the same as the amount recognised by the consolidated group.

This amendment is not expected to have an impact on the Consolidated and Bank financial statements.

• IFRS 1 “First-time Adoption of International Financial Reporting Standards” (Amendment) (effective from 1 January 2010).  The amendments address the retrospective application of IFRSs to particular situations.  This amendment will not have an impact on the Consolidated and Bank financial statements.

• IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” (Amendment “Prepayments of a Minimum Funding Requirement” November 2009) (effective for annual periods beginning on or after 1 January 2011). The Group has not applied this amendment.

• IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (effective for annual periods beginning on or after 1 July 2010).  The Group has not applied this Interpretation.

• IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” (Amendment) (effective for annual periods beginning on or after 1 February 2010).  The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has not applied this amendment.

• IAS 24 “Related parties” (Revised) (effective from 1 January 2011).  The revised standard provides a partial exemption for government-related entities and a revised definition of a related party. The Group has not applied this amendment.

2.3 Business combinations and consolidation

Business combinations: All acquisitions are accounted for using the purchase method of accounting as set out in IFRS 3 from the date on which the Group effectively obtains control of the acquiree.  The Group has incorporated into its income statement the results of operations of the acquiree and has also recognised in the statement of financial position the assets and the liabilities assumed and contingent liabilities of the acquiree as well as any goodwill arising on the acquisition.  Acquisitions are accounted for at cost, being the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for the control of the acquiree plus any costs directly attributable to the acquisition.  For the allocation of the cost of acquisition, all recognised assets and liabilities are measured at their fair values as at the date of acquisition and any minority interests are stated at the minority’s proportion of the fair values of the assets and liabilities recognised in accordance with IFRS 3.

The consolidated financial statements combine the financial statements of the Bank and all its subsidiaries, including certain special purpose entities where appropriate.

Business combinations achieved in stages: When the Group obtains control over a subsidiary in successive share purchases i.e. “step acquisition”, each significant transaction is accounted for separately and the identifiable assets, liabilities and contingent liabilities acquired are stated at their fair value at the acquisition date which is the date when the control is obtained.

Goodwill is calculated separately for each exchange transaction, based on the cost of each exchange transaction, and the appropriate share of the acquiree’s net assets based on net fair values at the time of each exchange transaction.  Any adjustment to fair values related to previously held interests (including but not limited to interests which were equity accounted under IAS 28 Investments in associates) is a revaluation, which is accounted for as an adjustment directly in equity.  Such a revaluation does not indicate that a policy of revaluation within the meaning of IAS 16 has been adopted.

Notes to the Financial Statements

Group and Bank

As with an acquisition achieved in a single transaction, minority interest is measured at the minority’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities.

Changes in the parent’s ownership interest in a subsidiary after control is obtained: Changes in the parent’s ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions between equity holders in their capacity as equity holders.  No gain or loss is recognised in income statement on such changes.  The carrying amount of the minority interest is adjusted to reflect the change in the parent’s interest in the subsidiary’s net assets.  Any difference between the amount by which the minority interest is so adjusted and the fair value of the consideration paid or received, if any, is recognised directly in equity and attributed to equity holders of the parent.  Legal mergers between entities under common control are also accounted for using the above method.  The effective date of such transactions is considered the merger date.

Put options on minority interests: The Group occasionally enters into arrangements as part of a business combination whereby the Group is committed to acquire the shares held by the minority interest in a subsidiary or whereby a minority interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements.  The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements.  Therefore, no minority interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option.  The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group.  The difference (if any), between the fair value of the liability and the legal minority interest’s share of net assets is recognised as part of the goodwill.  Subsequent changes to the valuation of the put option will be recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement.

Subsidiaries: Subsidiaries are those entities in which the Group directly or indirectly, has an interest of more than one half of the voting rights or otherwise has the power to exercise control over their financial and operating policies.  Subsidiaries are fully consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases.  All intra-group transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred.  Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In certain instances, the Group sponsors the formation of Special Purpose Entities (“SPEs”) primarily for the purpose of securitization of certain assets and to obtain sources of liquidity for the Group. The Group consolidates special purpose entities it controls.

Contribution of assets to subsidiary in exchange for shares of the subsidiary: When the Bank transfers property, plant and equipment, intangible assets, or investment property to an existing or new subsidiary in exchange for shares in the subsidiary the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

Associates: Associates are entities over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.  Investments in associates are accounted for by applying the equity method of accounting.

Under the equity method of accounting, the investment is initially recorded at cost.  Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves).  Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate.  Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

Joint ventures: A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, however not necessarily, through entities that are subject to joint control. The Group’s interests in jointly controlled entities are accounted for by applying the equity method of accounting (see above).

Investments in subsidiaries, associates and joint ventures in individual financial statements: In the Bank’s individual financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements: At each reporting date the Group assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.4 Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”).  The consolidated financial statements of the Group are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the

Notes to the Financial Statements

Group and Bank

transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in Net trading income and results from investment securities.  Translation differences on non-monetary financial assets are a component of the change in their fair value  and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities  classified as available for sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

a) Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see below).

b) Financial assets and liabilities designated at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

(i)                Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

(ii)             A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

(iii)          The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in Net trading income and results from investment securities.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in Net other income.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.6 Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the statement of financial position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

Notes to the Financial Statements

Group and Bank

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•             at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•             the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•             the hedge is highly effective on an ongoing basis.

2.6.1 Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the de-recognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.6.2 Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated income statement.

2.6.3 Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in other comprehensive income are included in the income statement on the disposal of the foreign operation.

2.6.4 Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement.

2.7 Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available for sale, held to maturity, or loans and receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available for sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intend and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held to maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Notes to the Financial Statements

Group and Bank

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from other comprehensive income and recognised in the income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

The amount of the impairment loss for held to maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Interest earned while holding investment securities is reported as interest income.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in Net other income/(expense).

2.8 Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans and receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans and receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the Available for sale securities reserve through Other comprehensive income and is amortised in the Income statement.

2.9 Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (OTC) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

Notes to the Financial Statements

Group and Bank

2.10 Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.11 Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available for sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are designated as at “fair value through profit or loss” (see note 2.5(b)).

2.12 Impairment losses on loans and advances to customers

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)              significant financial difficulty of the issuer or obligor;

(b)             a breach of contract, such as a default or delinquency in interest or principal payments;

(c)              the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)             it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)              the disappearance of an active market for that financial asset because of financial difficulties; or

(f)                observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

(i)        adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

(ii)     national or local economic conditions that correlate with defaults on the assets in the group.

The impairment loss is reported through the use of an allowance account on the statement of financial position.  Additions to impairment losses are made through credit provisions and other impairment charges in the income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

Notes to the Financial Statements

Group and Bank

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the income statement as part of impairment losses on loans and advances to customers.

2.13 Renegotiated loans

Once the terms of a loan have been renegotiated, and the minimum number of payments has been paid and all other conditions required under the new arrangement have been fulfilled, the loan is no longer considered past due.  The Group continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur.

2.14 Derecognition

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•             the rights to receive cash flows from the asset have expired;

•             the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•             the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets. To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognized and the retained interest, based on their relative fair values at the date of the transfer.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

2.15 Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the statement of financial position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reversed Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price is treated as interest and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.16 Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished. The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.17 Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.18 Offsetting

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

Notes to the Financial Statements

Group and Bank

2.19 Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.20 Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or sale of businesses, are recognised upon completion of the underlying transaction.

2.21 Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred. Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 10 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Foreclosed assets, which consist mainly of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at fair value less estimated costs to sell, which includes transaction costs, and reported under other assets.  After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell.  Any gains or losses on liquidation or re-measurement of foreclosed assets are included in Net other income/(expense).

2.22 Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.  A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it were a finance lease.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is periodically reviewed for impairment based mainly on external appraisals.

2.23 Goodwill, software and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the acquired entity at the date of acquisition.  Subsequent to initial recognition, goodwill is stated at cost less accumulated impairment losses.

Any excess, as at the date of the exchange transaction, of the acquirer’s interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition, should be recognised as negative goodwill.  Once it has been established that negative goodwill exists, the Group a) reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination and b) recognizes immediately in the income statement any profit or loss remaining after the reassessment.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value

Notes to the Financial Statements

Group and Bank

is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Note 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.  Computer software development costs recognised as assets, are amortised using the straight-line method over their useful lives, not exceeding a period of 12 years.

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which are amortised on a straight line basis over their useful lives of 6-11 years.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

The amount initially recognised for internally generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

2.24 Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract.  A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance products insure, in their majority, events which are expected to occur in the long term.  The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term.  Deferred income is carried over to the unearned premium reserve.  No embedded derivatives are included in these contracts.

b. Investment contracts

Deposit Administration Funds (DAF): Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company of which the staff is insured.  The Group has no liability for any actuarial deficit.

c. Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

d. Insurance liabilities

Insurance reserves reflect current estimates of future cash flows arising from insurance contracts (life and non-life).  The calculation of the insurance reserves is performed at each reporting date.

They consist of:

Mathematical reserves: The life insurance reserve represents the present value of future liabilities less the present value of premiums to be received and is calculated on the basis of a prudent prospective actuarial method, by taking into account the terms of current insurance policies.

Outstanding claims reserve: The reserve includes incurred claims not yet paid, both reported and not reported (IBNR) and represents the expected value of ultimate claims payable. The outstanding claims reserve is calculated on a case-by-case basis and the IBNR is calculated based on past experience.  The reserve includes all costs of processing claims.

Liability Adequacy Test (LAT):  The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged off to the income statement.

e. Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

2.25 Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

a. A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease

Notes to the Financial Statements

Group and Bank

payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

b. A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the statement of financial position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.26 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.27 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.28 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.29 Employee benefits

Group companies operate various post-employment benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.29.1 Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service cost. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and is amortised over the average remaining service lives of the employees participating in the plan.  The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist. Defined benefit plan costs, as estimated, are charged to the income statement and are included in staff costs.

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and will have no legal or constructive obligations to pay further contributions if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.29.2 Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

Notes to the Financial Statements

Group and Bank

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.30 Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated statement of financial position and their amounts as measured for tax purposes.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves and provisions for pensions and other post retirement benefits. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.31 Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.32 Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.33 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Group Executive Committee as its chief operating decision maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

2.34 Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

Impairment losses on initial classification as held for sale are included in income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale. The Group measures a non-current asset that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

(a)     its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

(b)    its recoverable amount at the date of the subsequent decision not to sell.

Notes to the Financial Statements

Group and Bank

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.35 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.36 Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.  All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.37 Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.38 Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

Notes to the Financial Statements

Group and Bank

NOTE 3:        Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2009.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Recognition and measurement of intangibles recognized upon business combinations

We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank and Vojvodjanska, include the following:

For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposits Intangibles (‘‘CDI’’) is measured by the present value of the difference, or spread, between the CDI’s ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer’s alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity analysis.

For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. The valuation results were also subject to sensitivity analysis.

For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska are assessed to have an indefinite life based on their qualitative characteristics, (history, strength, market awareness, etc.) as well as the circumstances of the trade name in relation to the specific acquisition.

For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more that its costs to acquire a comparable intangible on the market. The reproduction cost methodology is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset. The software intangible has been valued using the reproduction cost methodology.

Impairment assessment of goodwill in consolidated financial statements, and investments in subsidiaries, associates and joint ventures in individual financial statements

The Group accounts for and assesses for impairment goodwill as described in Notes 2.23 and 25, and assesses for impairment investments in subsidiaries, associates and joint ventures in

Notes to the Financial Statements

Group and Bank

individual financial statements as described in Note 2.3.  This assessment requires the use of certain assumptions and estimates, which the management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio.  Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved.

This methodology has two primary components: specific allowances and collective allowances and is described in Note 2.12.

Applying this methodology requires management to make estimates regarding the amount and timing of the cash flows, which are expected to be received.  In estimating these cash flows, management makes judgments about the counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group.  Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions depends on the model assumptions and parameters used in determining collective allowances.  While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by foreign subsidiaries are estimated by each subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets.  These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation.  To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes.  The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost.  This determination of what is significant or prolonged requires judgment. In making this judgment, the Group evaluates among other factors, the normal volatility in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Put options on minority interests

Written put options that form part of a business combination are accounted for as a liability (Note 2.3). The liability is measured at fair value, using valuation techniques based on best estimates available to the management.

Consolidation of SPEs

In assessing and determining if the Group controls such SPEs as discussed in Note 2.3, judgment is made about the Group’s exposure to the risks, rewards and its ability to make operational decisions.

Income taxes

The group is subject to income taxes in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Notes to the Financial Statements

Group and Bank

NOTE 4:        Financial Risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to upgrading its policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1 Risk management governance

The Group aims to adopt best practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece, the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has set up the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group.  All risk management and credit units at Group level, including the Group Risk Management Division (“GRMD”), report to the Group Chief Risk Officer.  A separate compliance function oversees all internal and external compliance matters, such as standards, laws and regulations.  The internal audit function, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

The Group’s risk management organization structure is designed to ensure the existence of clear lines of responsibility, the efficient segregation of duties and the prevention of conflicts of interest at all levels.

4.1.1 Risk management policies

Group risk management policies are approved by the BRC, the members of which are the Chairman of the Board, the Chief Executive Officer (“CEO”) and two non-executive members of the Board of Directors.  The BRC is responsible for all strategic risk management decisions including the approval and review of risk strategy, policies and capital adequacy and allocation as well as overseeing the GRMD.

The GRMD is responsible for protecting the Group against unforeseen losses and maintaining earnings stability through independent identification and assessment of risks, developing the Group organizational structure under best banking practices for risk management, developing transparent, objective and consistent risk management information as the basis for sound decision making and maximizing the Bank’s earnings potential by measuring performance on a risk-adjusted basis and allocating capital accordingly.  In addition, the GRMD is responsible for providing the BRC and the Executive Committee with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions.

4.1.2 Asset and Liability Committee (“ALCO”)

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

The asset/liability management policies of the Bank and the other subsidiaries in the Group are planned and implemented separately, although the Bank’s ALCO is setting the guidelines for Asset and Liability Management (“ALM”) in general. ALCO is responsible for determining the broad asset/liability management policies of the Bank and for supervising their implementation. ALCO meets monthly, or more frequently if required, and is comprised of the Bank’s CEO , who chairs the ALCO, the General Managers and the Assistant General Manager of the Bank who are involved in the asset allocation process and the management of risks. Day-to-day asset/liability management is delegated to the Bank’s Treasury Department.

4.1.3 Internal audit

Internal audit, at the NBG Group, is an independent, objective assurance and consulting activity designed to add value and improve operations. It contributes to the achievement of the corporate objectives by (a) bringing a systematic, disciplined approach to the evaluation of the effectiveness of risk management, internal controls and corporate governance, (b) recommending appropriate measures to improve their efficiency and effectiveness and (c) monitoring the implementation of corrective actions.

4.1.4 Management of specific risks

Our risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in next sections.

4.2 Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. This is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRMD.

4.2.1 Credit granting processes

The Group’s credit granting processes include:

•      Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•      Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels

•      Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

Notes to the Financial Statements

Group and Bank

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•      Documented credit risk policies

•      Internal risk rating systems

•      Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•      Proper management of the credit-granting functions

•      Periodical early remedial actions on deteriorating credits

•      Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

4.2.2 Credit ratings

The credit risk process for the Bank is managed centrally by the GRMD, which works closely with the centralised underwriting units responsible for the particular type of loans.

The Group uses different credit risk rating systems for its various portfolios.  Credit risk rating systems are implemented to assign borrower ratings.  Furthermore, credit risk estimation models are implemented to generate statistical estimates of expected loss (EL) by calculation of risk parameters, i.e. the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

4.2.3 Impairment and provisioning policy

The Group’s impairment and provisioning policy is described in Note 2.12.

4.2.4 Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worse case scenario of credit risk exposure to the Group and the Bank at 31 December 2009 and 2008, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the balance sheet:

Maximum credit exposure before collateral and other credit enhancements

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Due from banks (net)	3.707.911	2.490.064	5.881.701	5.202.048
Trading securities (Note 19)	3.976.090	2.064.942	3.001.891	1.715.786
Financial assets at fair value through profit or loss (Note 19)	34.017	100.110	—	—
Derivative financial instruments	1.875.851	1.590.320	1.670.914	1.303.708
Loans and advances to customers (net)	74.752.545	69.897.602	58.129.698	53.440.200
Investment securities (Note 22)	15.402.614	12.056.779	9.370.638	9.599.532
Other Assets	2.056.490	1.932.630	1.446.269	1.396.022
Credit commitments (Note 37) *	26.463.545	25.474.238	18.568.183	18.553.504
Total	128.269.063	115.606.685	98.069.294	91.210.800

* Credit commitments at 31 December 2009 include Commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see note 37). Commitments to extend credit include amounts of €1.597  million for the Group (2008: €1.985 million) and €396 million for the Bank (2008: €412 million) relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see note 4.6).

4.2.5 Collateral and other credit enhancements

Counterparty risk

The Group is facing counterparty risk from the OTC transactions and the repo agreements which retains. Counterparty risk is the risk that the counterparty of the contract will not live up to its contractual obligations.

In order to mitigate this type of risk, the Group has executed credit support annexes (ISDA CSA, GMRA, GMSLA) with all its major counterparties. The credit support annexes provide credit protection by setting forth the rules governing the mutual posting of collateral (in cash or bonds) on a daily basis. The level of collateral depends on the market value of each transaction.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk is the taking of security for funds advances. The Group implements guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances to customers are:

•      Mortgages over residential properties;

•      Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

•      Charges over financial instruments such as debt securities and equities;

•      Cash collaterals;

•      State, bank or personal guarantees.

Longer-term finance and lending to corporate entities are generally secured; Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers.  Debt securities, treasury and other eligible bills are generally unsecured.

Notes to the Financial Statements

Group and Bank

4.2.6 Loans and advances to customers and Due from banks

Credit quality of loans and advances to customers and to banks is summarised as follows:

Loans and advances to customers and Due from banks - Group

As at 31 December 2009	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	3.186.812	5.747.027	8.933.839	20.633.566	5.355.019	29.437.319	64.359.743	3.705.615
Past due but not impaired	686.881	1.082.545	1.769.426	2.860.329	1.412.468	1.857.876	7.900.099	10.311
Impaired – collective	547.927	1.005.761	1.553.688	926.200	427.982	278.298	3.186.168	—
Impaired – individual	2.682	31.651	34.333	61.778	165.917	1.503.678	1.765.706	1.261
Total before provisions	4.424.302	7.866.984	12.291.286	24.481.873	7.361.386	33.077.171	77.211.716	3.717.187
Total Allowance for impairment	(370.266)	(506.870)	(877.136)	(170.245)	(404.238)	(1.007.552)	(2.459.171)	(9.276)
Total Net	4.054.036	7.360.114	11.414.150	24.311.628	6.957.148	32.069.619	74.752.545	3.707.911

As at 31 December 2008	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	2.924.296	5.605.811	8.530.107	18.704.909	4.700.400	29.356.958	61.292.374	2.489.157
Past due but not impaired	522.214	1.257.911	1.780.125	3.038.986	1.174.104	1.169.505	7.162.720	—
Impaired – collective	216.360	443.929	660.289	511.957	177.208	157.219	1.506.673	—
Impaired – individual	2.266	44.692	46.958	22.838	99.277	1.387.185	1.556.258	10.455
Total before provisions	3.665.136	7.352.343	11.017.479	22.278.690	6.150.989	32.070.867	71.518.025	2.499.612
Total Allowance for impairment	(166.452)	(285.868)	(452.320)	(128.866)	(213.428)	(825.809)	(1.620.423)	(9.548)
Total Net	3.498.684	7.066.475	10.565.159	22.149.824	5.937.561	31.245.058	69.897.602	2.490.064

Credit quality of loans and advances to customers and Due from banks neither past due nor impaired - Group

As at 31 December 2009	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	3.186.812	5.747.027	8.933.839	20.633.566	4.508.401	28.182.210	62.258.016	3.705.615
Watch list or substandard	—	—	—	—	846.618	1.255.109	2.101.727	—
Total	3.186.812	5.747.027	8.933.839	20.633.566	5.355.019	29.437.319	64.359.743	3.705.615

As at 31 December 2008	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	2.924.296	5.605.811	8.530.107	18.704.909	4.547.897	27.564.842	59.347.755	2.489.157
Watch list or substandard	—	—	—	—	152.503	1.792.116	1.944.619	—
Total	2.924.296	5.605.811	8.530.107	18.704.909	4.700.400	29.356.958	61.292.374	2.489.157

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers and Due from banks past due but not impaired - Group

As at 31 December 2009	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Past due up to 30 days	454.176	701.148	1.155.324	1.476.842	754.154	1.287.941	4.674.261	—
Past due 31-90 days	232.705	381.397	614.102	829.640	471.724	501.068	2.416.534	—
Past due over 90 days	—	—	—	553.847	186.590	68.867	809.304	10.311
Total	686.881	1.082.545	1.769.426	2.860.329	1.412.468	1.857.876	7.900.099	10.311

As at 31 December 2008	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans

Past due up to 30 days	307.302	807.785	1.115.087	1.788.151	740.572	840.960	4.484.770
Past due 31-90 days	214.912	450.126	665.038	870.071	293.694	236.478	2.065.281
Past due over 90 days	—	—	—	380.764	139.838	92.067	612.669
Total	522.214	1.257.911	1.780.125	3.038.986	1.174.104	1.169.505	7.162.720

Loans and advances to customers and Due from banks - Bank

As at 31 December 2009	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	1.236.059	3.973.871	5.209.930	17.326.355	3.771.818	25.309.149	51.617.252	5.880.293
Past due but not impaired	378.516	676.790	1.055.306	2.443.320	811.460	538.035	4.848.121	1.408
Impaired - collective	335.500	704.586	1.040.086	885.560	348.822	194.032	2.468.500	—
Impaired - individual	—	2.353	2.353	9.033	86.263	539.574	637.223	—
Total before provisions	1.950.075	5.357.600	7.307.675	20.664.268	5.018.363	26.580.790	59.571.096	5.881.701
Total Allowance for impairment	(209.048)	(291.481)	(500.529)	(145.491)	(270.964)	(524.414)	(1.441.398)	—
Total Net	1.741.027	5.066.119	6.807.146	20.518.777	4.747.399	26.056.376	58.129.698	5.881.701

As at 31 December 2008	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Neither past due nor impaired	1.352.995	3.547.004	4.899.999	15.576.415	2.975.879	23.774.621	47.226.914	5.202.048
Past due but not impaired	255.768	1.025.199	1.280.967	2.798.305	854.990	490.638	5.424.900	—
Impaired - collective	141.941	325.197	467.138	494.991	145.750	117.368	1.225.247	—
Impaired - individual	—	19.483	19.483	7.082	58.664	434.855	520.084	—
Total before provisions	1.750.704	4.916.883	6.667.587	18.876.793	4.035.283	24.817.482	54.397.145	5.202.048
Total Allowance for impairment	(87.538)	(166.591)	(254.129)	(120.653)	(150.513)	(431.650)	(956.945)	—
Total Net	1.663.166	4.750.292	6.413.458	18.756.140	3.884.770	24.385.832	53.440.200	5.202.048

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers and Due from banks neither past due nor impaired - Bank

As at 31 December 2009	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	1.236.059	3.973.871	5.209.930	17.326.355	2.987.415	24.456.789	49.980.489	5.880.293
Watch list or substandard	—		—	—	784.403	852.360	1.636.763	—
Total	1.236.059	3.973.871	5.209.930	17.326.355	3.771.818	25.309.149	51.617.252	5.880.293

As at 31 December 2008	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Satisfactory	1.352.995	3.547.004	4.899.999	15.576.415	2.827.632	23.074.428	46.378.474	5.202.048
Watch list or substandard	—	—	—	—	148.247	700.193	848.440	—
Total	1.352.995	3.547.004	4.899.999	15.576.415	2.975.879	23.774.621	47.226.914	5.202.048

Ageing analysis of loans and advances to customers and Due from banks past due but not impaired - Bank

As at 31 December 2009	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans	Due from banks

Past due up to 30 days	252.109	434.018	686.127	1.218.922	459.678	432.342	2.797.069	—
Past due 31-90 days	126.407	242.772	369.179	688.230	216.333	75.057	1.348.799	—
Past due over 90 days	—	—	—	536.168	135.449	30.636	702.253	1.408
Total	378.516	676.790	1.055.306	2.443.320	811.460	538.035	4.848.121	1.408

As at 31 December 2008	Cards	Consumer loans	Total Consumer	Mortgage loans	Small Business loans	Corporate and public sector loans	Total Loans

Past due up to 30 days	161.690	676.412	838.102	1.653.740	526.799	378.286	3.396.927
Past due 31-90 days	94.078	348.787	442.865	772.556	206.238	37.875	1.459.534
Past due over 90 days	—	—	—	372.009	121.953	74.477	568.439
Total	255.768	1.025.199	1.280.967	2.798.305	854.990	490.638	5.424.900

Loans and advances to customers renegotiated

As described in Note 2.13 above, the Group may renegotiate the terms of certain loans that are either past due or impaired.  In general, such loans are classified as past due or impaired based on the original terms of the loan agreements.  Group’s renegotiated loans that would otherwise be past due or impaired totalled €287.444 at 31 December 2009 (2008: €114.364). The corresponding figures for the Bank are €88.760 at 31 December 2009 (2008: €40.993).

Repossessed collateral

During 2009, the Group obtained assets by taking possession of collateral held as security of €64.469 (2008: €25.620).  The corresponding figures for the Bank are €5.209 at 31 December 2009 (2008: €5.850).

Almost all repossessed assets relate to properties.  Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the balance sheet within other assets.

Notes to the Financial Statements

Group and Bank

4.2.7 Credit risk concentration

The geographical concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Geographical concentration of loans and advances to customers (net) and credit commitments - Group

	Loan portfolio				Credit commitments
	31.12.2009		31.12.2008		31.12.2009 *		31.12.2008 *

Greece	53.134.042	71%	48.749.831	70%	17.217.951	65%	17.209.959	68%
Turkey	10.994.741	15%	10.648.608	15%	6.826.144	26%	5.596.732	22%
SE Europe and Cyprus	9.003.710	12%	9.263.287	13%	1.038.345	4%	1.382.637	5%
West European Countries	1.459.363	2%	1.127.219	2%	1.339.616	5%	1.220.110	5%
Africa	160.689	—	108.657	—	41.489	—	64.800	—
Total	74.752.545		69.897.602		26.463.545		25.474.238

Geographical concentration of loans and advances to customers (net) and credit commitments - Bank

	Loan portfolio				Credit commitments
	31.12.2009		31.12.2008		31.12.2009 *		31.12.2008 *

Greece	52.998.688	91%	49.085.251	91%	17.096.100	92%	17.198.506	93%
Turkey	981.968	1%	724.637	1%	—	—	—	—
SE Europe and Cyprus	2.616.798	5%	2.504.650	6%	111.008	1%	111.647	1%
West European Countries	1.467.924	3%	1.094.204	2%	1.328.686	7%	1.198.845	6%
Africa	64.320	—	31.458	—	32.389	—	44.506	—
Total	58.129.698		53.440.200		18.568.183		18.553.504

* Credit commitments at 31 December 2009 include Commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see note 37). Commitments to extend credit include amounts of €1.597  million for the Group (2008: €1.985 million) and €396 million for the Bank (2008: €412 million) relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see note 4.6).

The concentration by industry sector of the Group’s and Bank’s loans and advances to customers is summarised in the following table:

Industry concentration of loans and advances to customers (net)

	Group				Bank
	31.12.2009		31.12.2008		31.12.2009		31.12.2008

Private individuals	36.253.528	49%	33.031.942	48%	27.325.905	47%	25.008.243	47%
Trade and services (excl. tourism)	10.481.852	15%	9.820.125	14%	10.143.086	17%	9.394.245	18%
Professionals	1.741.872	2%	1.609.411	2%	469.038	1%	442.101	1%
Industry & mining	5.549.710	7%	5.693.159	8%	3.590.859	6%	3.471.228	6%
Small scale industry	2.927.130	4%	2.915.925	4%	1.605.401	3%	1.438.288	3%
Government and agencies	9.106.094	12%	8.101.348	12%	9.067.481	16%	8.089.290	15%
Construction and real estate development	3.196.633	4%	3.081.671	4%	1.792.423	3%	1.572.226	3%
Shipping	1.669.764	2%	1.734.504	2%	1.651.911	3%	1.716.601	3%
Transportation and telecommunications (excl. shipping)	1.277.488	2%	1.229.787	2%	723.330	1%	647.803	1%
Energy	792.139	1%	720.850	1%	616.284	1%	508.034	1%
Tourism	834.416	1%	839.059	1%	527.094	1%	449.789	1%
Other	921.919	1%	1.119.821	2%	616.886	1%	702.352	1%
Total	74.752.545		69.897.602		58.129.698		53.440.200

Notes to the Financial Statements

Group and Bank

4.2.8 Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2009 and 2008, based on Moody’s ratings or their equivalent:

Ratings - Group

As at 31 December 2009	Trading securities	Designated at fair value through Profit or Loss	Available for sale	Held to maturity	Loans and Receivables	Total
Aaa	19.972	—	428.986	60.214	39.595	548.767
Aa1 to Aa3	241.859	—	386.265	—	155.352	783.476
A1 to A3	3.402.229	—	8.973.965	39.404	1.658.384	14.073.982
Lower than A3	310.682	34.017	3.597.998	—	21.258	3.963.955
Unrated	1.348	—	37.948	—	3.245	42.541
Total	3.976.090	34.017	13.425.162	99.618	1.877.834	19.412.721

As at 31 December 2008	Trading securities	Designated at fair value through Profit or Loss	Available for sale	Held to maturity	Loans and Receivables	Total
Aaa	682.169	—	446.429	61.458	66.916	1.256.972
Aa1 to Aa3	41.169	—	379.502	—	395.778	816.449
A1 to A3	1.136.020	—	5.618.855	67.349	2.679.799	9.502.023
Lower than A3	203.683	100.110	2.255.777	7.222	23.069	2.589.861
Unrated	1.901	—	36.287	5.033	13.305	56.526
Total	2.064.942	100.110	8.736.850	141.062	3.178.867	14.221.831

Ratings - Bank

As at 31 December 2009	Trading securities	Designated at fair value through Profit or Loss	Available for sale	Held to maturity	Loans and Receivables	Total
Aaa	12.978	—	428.986	—	39.595	481.559
Aa1 to Aa3	107.176	—	225.848	—	145.876	478.900
A1 to A3	2.728.715	—	5.619.200	—	1.286.854	9.634.769
Lower than A3	153.022	—	680.857	806.801	11.227	1.651.907
Unrated	—	—	—	125.394	—	125.394
Total	3.001.891	—	6.954.891	932.195	1.483.552	12.372.529

As at 31 December 2008	Trading securities	Designated at fair value through Profit or Loss	Available for sale	Held to maturity	Loans and Receivables	Total
Aaa	22.409	—	422.276	—	66.916	511.601
Aa1 to Aa3	506.775	—	276.822	—	363.613	1.147.210
A1 to A3	1.048.864	—	5.359.409	—	1.813.158	8.221.431
Lower than A3	137.738	—	449.723	7.220	23.069	617.750
Unrated	—	—	3.314	722.698	91.314	817.326
Total	1.715.786	—	6.511.544	729.918	2.358.070	11.315.318

Notes to the Financial Statements

Group and Bank

4.3 Market risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility.  In recent years, the Group has expanded its trading activities to a wide variety of financial products in order to enhance profitability and service its clientele.  This involves the undertaking of market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate risk, equity risk and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in the interest rates.  A principal source of interest rate risk exposure arises from the Group’s trading and available-for-sale bond portfolios, and the interest rate exchange traded and OTC transactions.

More specifically, the Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and International corporate issuances.  In order to provide a hedge for the fixed interest rate exposure arising from the position in fixed-rate Greek government bonds, the Group enters into future contracts on 2, 5 and 10-years German government bonds. To a lesser extent, the Bank maintains positions in bond and interest rate futures for speculative purposes. Additionally, the Bank is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.  As a means of hedging, the Bank uses swaps to convert the fixed rate risk into floating rate risk in order to reduce earnings volatility.

Besides the Bank, on a Group level, the most significant source of market risk is related to Finansbank’s portfolio. Among the three types of market risk (interest rate, equity and foreign exchange risk), Finansbank is mostly exposed to interest rate risk. The subsidiary has to manage the interest rate risk that derives from the positions it retains in Turkish government bonds, denominated mostly in TL.  Also, the subsidiary enters into swap transactions either for hedging purposes, or for proprietary reasons.  As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio, which consists of Turkish government bonds denominated in foreign currency.

Also, Finansbank obtains liquidity in US dollars which are then converted into TL through Cross Currency Interest Rate Swaps in order to offer mortgage loans to its clientele.  Furthermore, these Cross Currency Interest Rate Swaps act as a hedge to the interest rate risk that derives from Finansbank’s loan portfolio.

Equity risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded in the Athens Exchange, and also retains positions in stock and equity index derivatives traded in the Greek and international exchanges.  The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives primarily serves as a mechanism to hedge the equity risk arising from the Group’s cash position and from the equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates.  The foreign exchange risk derives from the Group’s Open Currency Position (“OCP”), which primarily comprises transactions of our Treasury Division in foreign currencies (i.e. foreign exchange (“FX”) spot and forward deals). The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Group’s assets and liabilities in foreign currency (i.e. loans, deposits, etc) along with the FX transactions performed by the Treasury Division.

The Group trades in all major currencies holding mainly short-term positions for trading purposes and for servicing its institutional, corporate, domestic and international clientele.  According to the Bank’s strategy, the end of day OCP should comply with the limits set by the Treasury and the Risk Management Divisions.

Furthermore, the Group actively manages its exposure to TL arising from the net investment in Finansbank, in order to reduce the volatility in the Group’s equity due the conversion of Finansbank’s assets and liabilities from Turkish Lira into Euro.

4.3.1 Market risk on trading and available-for-sale portfolio

The Bank estimates the market risk of the trading and available-for-sale (“AFS”) portfolios applying a Value-at-Risk (“VaR”) methodology. In particular, the Bank has adopted the variance-covariance methodology with a 99% confidence interval and 1-day holding period.  The VaR is calculated on a daily basis for the Bank’s Trading and AFS portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The system used is Risk Watch and it is created by Algorithmics.  The model and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

The Bank has also established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios.

The tables below present the Bank’s VaR for 2009 and 2008:

2009	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	19.876	20.280	4.149	1.635
Average (daily value)	16.014	15.910	3.307	1.296
Max (daily value)	30.888	30.205	5.661	3.084
Min (daily value)	6.361	6.426	2.097	552

2008	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	11.036	10.961	2.896	2.696
Average (daily value)	9.778	8.485	3.311	2.738
Max (daily value)	19.652	15.303	7.734	15.201
Min (daily value)	4.435	3.986	1.332	332

Notes to the Financial Statements

Group and Bank

Besides the Bank, on a Group level, market risk mainly derives from the positions held in Finansbank’s trading and available for sale portfolios. For the monitoring and the efficient management of market risk, the subsidiary calculates on a daily basis the VaR of both the trading and available for sale portfolio and the VaR per risk type (interest rate, equity and foreign exchange risk). The calculations refer to 99% confidence interval and 1-day holding period. The system used is RiskWatch, created by Algorithmics.

Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

The tables below present Finansbank’s VaR for 2009 and 2008:

2009	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	3.696	3.527	42	1.192
Average (daily values)	6.498	6.179	112	815
Max (daily values)	21.901	22.470	882	3.543
Min (daily values)	2.267	1.984	4	38

2008	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	15.655	16.415	122	2.173
Average (daily values)	9.163	9.098	283	1.105
Max (daily values)	21.526	19.837	662	6.926
Min (daily values)	2.258	2.430	14	106

In addition, the Bank performs back testing in order to verify the predictive power of its VaR model.  The calculations refer only to the Bank’s trading positions, in accordance with the guidelines from the Bank of Greece and involve the comparison of the “hypothetical” daily gains and losses with the respective estimates of the VaR model used for regulatory purposes.  Finansbank also performs back testing on a daily basis, for the same reasons.

Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis on both the trading and the available-for-sale portfolios based on specific scenarios.  The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.  The scenarios used are in compliance with the International Monetary Fund (“IMF”) guidelines and have been approved by our regulatory authorities.

Stress test analysis is also performed by Finansbank on its trading and available for sale portfolios on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

4.3.2 Limitations of our VaR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of our methodology are summarized as follows:

•       The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets.

•       The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank’s portfolio cannot be easily liquidated.

•       VaR refers to the plausible loss on the Bank’s portfolio for a 99% confidence interval, not taking into account any losses beyond that level.

•       All calculations are based on the Bank’s positions at the end of each business day, ignoring the intra-day exposures and any realized losses that might have been incurred.

•       VaR estimates rely on small changes in the prices of risk factors. For bigger movements, the methodology would not fully capture the effect on the value of the portfolio.

•       Returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis.

4.3.3 Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. The Group’s banking book consists mainly of Loans and advances to customers, Cash and balances with central banks, Due from banks, securities classified as Loans and receivables, Due to customers, Due to banks, Debt securities in issue and Other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•       measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•       measurement of vulnerability to loss under stressful market conditions;

•       processes and information systems for measuring, monitoring, controlling and reporting interest rate risk exposures in the banking book; and

•       a documented policy regarding the management of interest rate risk in the banking book.

4.3.4 Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows.

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Group

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	2.691.647	22.267	—	13.244	—	1.525.696	4.252.854
Due from banks (net)	2.704.594	234.139	302.803	83.902	—	382.473	3.707.911
Financial assets at FV through Profit or Loss	518.149	728.180	1.943.829	665.117	154.778	56.006	4.066.059
Loans and advances to customers (net)	37.927.509	6.114.033	9.331.670	8.834.907	10.938.597	1.605.829	74.752.545
Investment securities - available for sale	905.923	2.451.258	7.226.815	1.157.541	1.682.506	913.655	14.337.698
Investment securities - held to maturity	—	—	39.391	—	60.214	13	99.618
Investment securities – Loans and Receivables	377.370	360.552	819.988	10.928	308.996	—	1.877.834
Insurance operations assets and receivables	—	1.475	12.739	628	—	725.037	739.879
Other assets	20.457	1.021	25.487	1.392	5.813	2.098.547	2.152.717
Total	45.145.649	9.912.925	19.702.722	10.767.659	13.150.904	7.307.256	105.987.115

Liabilities
Due to banks	6.597.740	2.234.851	12.765.625	7.091	—	38.031	21.643.338
Due to customers	46.548.905	11.815.709	11.004.330	436.807	5.593	1.383.127	71.194.471
Debt securities in issue & other borrowed funds	7.673	970.058	233.320	374.703	1.476.035	22.883	3.084.672
Insurance related reserves and liabilities	—	2.076	12.739	628	—	2.565.880	2.581.323
Other liabilities	17.811	128	298.879	27.792	—	2.829.466	3.174.076
Total	53.172.129	15.022.822	24.314.893	847.021	1.481.628	6.839.387	101.677.880

Total interest sensitivity gap	(8.026.480)	(5.109.897)	(4.612.171)	9.920.638	11.669.276	467.869	4.309.235

Interest re-pricing dates - Group

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	2.801.741	8.901	10.804	—	—	1.323.959	4.145.405
Due from banks (net)	1.817.277	278.230	257.141	17.127	—	120.289	2.490.064
Financial assets at FV through Profit or Loss	130.123	77.832	384.775	464.173	1.107.682	26.019	2.190.604
Loans and advances to customers (net)	36.268.768	6.193.552	8.978.163	7.876.232	9.350.070	1.230.817	69.897.602
Investment securities - available for sale	442.361	1.282.054	1.315.650	2.250.263	3.445.597	853.722	9.589.647
Investment securities - held to maturity	1.982	35.289	39.644	—	64.113	34	141.062
Investment securities – Loans and Receivables	637.320	703.139	936.031	129.338	773.039	—	3.178.867
Insurance operations assets and receivables	—	7.228	23.858	2.567	—	617.961	651.614
Other assets	66.284	18.032	1.560	1.122	11.796	1.915.045	2.013.839
Total	42.165.856	8.604.257	11.947.626	10.740.822	14.752.297	6.087.846	94.298.704

Liabilities
Due to banks	12.765.863	1.151.677	835.932	30.936	—	55.622	14.840.030
Due to customers	46.042.307	9.739.674	10.014.699	334.679	46.856	1.478.733	67.656.948
Debt securities in issue & other borrowed funds	637.383	2.128.515	327.767	348.605	292.373	1.908	3.736.551
Insurance related reserves and liabilities	—	6.152	12.626	244	—	2.247.234	2.266.256
Other liabilities	8.783	475	247.139	96.978	—	2.182.157	2.535.532
Total	59.454.336	13.026.493	11.438.163	811.442	339.229	5.965.654	91.035.317

Total interest sensitivity gap	(17.288.480)	(4.422.236)	509.463	9.929.380	14.413.068	122.192	3.263.387

Cash and balances with central banks in 2008 included €10, that had been reclassified as assets held for sale (Note 30).

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates — Bank

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1.427.401	2.477	—	13.244	—	630.599	2.073.721
Due from banks (net)	4.400.939	720.529	367.815	83.800	—	308.618	5.881.701
Financial assets at FV through Profit or Loss	471.682	578.101	1.932.997	12.356	6.755	2.075	3.003.966
Loans and advances to customers (net)	29.143.089	4.075.045	6.442.716	6.831.791	10.231.332	1.405.725	58.129.698
Investment securities - available for sale	232.934	1.681.944	4.665.538	18.432	—	877.812	7.476.660
Investment securities - held to maturity	125.000	115.000	692.195	—	—	—	932.195
Investment securities – Loans and Receivables	340.704	328.819	804.613	9.416	—	—	1.483.552
Other assets	224	—	—	—	—	1.595.177	1.595.401
Total	36.141.973	7.501.915	14.905.874	6.969.039	10.238.087	4.820.006	80.576.894

Liabilities
Due to banks	6.043.870	1.972.963	10.356.541	4.900	—	12.411	18.390.685
Due to customers	38.508.059	9.281.545	9.637.022	283.189	1.166	370.186	58.081.167
Other borrowed funds	165.700	667.349	142.006	83.800	1.609.466	26.165	2.694.486
Other liabilities	821	—	199.135	—	—	2.221.198	2.421.154
Total	44.718.450	11.921.857	20.334.704	371.889	1.610.632	2.629.960	81.587.492

Total interest sensitivity gap	(8.576.477)	(4.419.942)	(5.428.830)	6.597.150	8.627.455	2.190.046	(1.010.598)

Interest re-pricing dates — Bank

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1.294.394	1.754	10.804	—	—	652.297	1.959.249
Due from banks (net)	3.549.101	1.160.070	381.883	102.625	—	8.369	5.202.048
Financial assets at FV through Profit or Loss	286.425	301.846	379.052	337.519	410.943	2.117	1.717.902
Loans and advances to customers (net)	27.150.805	3.837.234	6.606.316	5.480.090	9.260.897	1.104.858	53.440.200
Investment securities - available for sale	103.841	371.891	963.835	1.703.763	3.012.153	822.970	6.978.453
Investment securities - held to maturity	126.982	120.238	482.055	643	—	—	729.918
Investment securities - Loans and Receivables	600.823	698.049	920.888	127.775	10.535	—	2.358.070
Other assets	37.985	10	20	—	—	1.449.237	1.487.252
Total	33.150.356	6.491.092	9.744.853	7.752.415	12.694.528	4.039.848	73.873.092

Liabilities
Due to banks	11.790.002	1.078.863	888.301	7.082	—	37.167	13.801.415
Due to customers	39.080.220	7.579.415	8.909.743	104.152	41.888	575.635	56.291.053
Other borrowed funds	565.481	1.996.490	448.076	315.926	548.908	—	3.874.881
Other liabilities	—	—	199.748	—	—	1.676.853	1.876.601
Total	51.435.703	10.654.768	10.445.868	427.160	590.796	2.289.655	75.843.950

Total interest sensitivity gap	(18.285.347)	(4.163.676)	(701.015)	7.325.255	12.103.732	1.750.193	(1.970.858)

Notes to the Financial Statements

Group and Bank

4.3.5 Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, the end of day OCP has to comply with the limits set by the Treasury and the Risk Management Divisions. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

Foreign exchange risk concentration - Group

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	3.065.325	349.950	5.364	318	7.191	470.397	354.309	4.252.854
Due from banks (net)	2.658.838	517.745	83.325	4.072	39.013	54.970	349.948	3.707.911
Financial assets at FV through Profit or Loss	3.880.063	64.066	—	—	—	72.930	49.000	4.066.059
Derivative financial instruments	1.534.744	101.303	11.991	187	2.929	171.484	53.213	1.875.851
Loans and advances to customers (net)	58.873.070	4.219.559	218.608	93.790	1.174.363	7.721.301	2.451.854	74.752.545
Investment securities - available for sale	10.864.954	975.806	12.281	267.663	27	1.969.307	247.660	14.337.698
Investment securities - held to maturity	99.618	—	—	—	—	—	—	99.618
Investment securities - loans and receivables	1.870.903	6.931	—	—	—	—	—	1.877.834
Investment property	162.469	—	—	—	—	—	2.426	164.895
Investments in associates	34.168	—	—	—	—	181	8.331	42.680
Goodwill, software & other intangibles	185.912	—	74.729	—	—	1.922.173	304.129	2.486.943
Property & equipment	1.713.370	—	20.784	—	—	186.277	178.721	2.099.152
Insurance operations assets and receivables	783.902	—	—	—	—	4.343	17.715	805.960
Other assets	2.252.214	116.569	154.756	34.480	1.089	265.075	—	2.824.183
Total assets	87.979.550	6.351.929	581.838	400.510	1.224.612	12.838.438	4.017.306	113.394.183

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	19.920.836	1.013.149	71.080	9.863	56.996	204.974	366.440	21.643.338
Derivative financial instruments	1.024.427	80.451	7.098	98.233	8.513	107.705	2.737	1.329.164
Due to customers	54.556.902	6.838.379	435.717	106.823	55.260	5.954.866	3.246.524	71.194.471
Debt securities in issue & Other borrowed funds	2.164.728	537.943	—	102.088	—	194.112	85.801	3.084.672
Insurance related reserves and liabilities	2.545.480	—	—	—	—	15.445	20.398	2.581.323
Other liabilities	2.426.414	256.725	102.805	34.723	5.709	598.320	63.700	3.488.396
Retirement benefit obligations	228.525	—	—	—	—	10.580	6.196	245.301
Total liabilities	82.867.312	8.726.647	616.700	351.730	126.478	7.086.002	3.791.796	103.566.665

Net on balance sheet position	5.112.238	(2.374.718)	(34.862)	48.780	1.098.134	5.752.436	225.510	9.827.518

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Group

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2.746.835	559.733	5.701	325	5.807	331.538	495.466	4.145.405
Due from banks (net)	1.781.002	363.894	192.510	20.547	35.839	14.891	81.381	2.490.064
Financial assets at FV through Profit or Loss	1.904.474	103.761	—	—	—	120.728	61.641	2.190.604
Derivative financial instruments	1.169.221	142.770	9.895	38.457	3.193	210.970	15.814	1.590.320
Loans and advances to customers (net)	54.795.096	4.393.332	209.996	127.671	1.126.974	6.520.768	2.723.765	69.897.602
Investment securities - available for sale	6.821.787	432.037	9.440	298.708	—	1.903.515	124.160	9.589.647
Investment securities - Held to maturity	133.842	—	—	—	—	—	7.220	141.062
Investment securities - Loans and receivables	3.171.695	7.172	—	—	—	—	—	3.178.867
Investment property	144.740	—	—	—	—	—	3.333	148.073
Investments in associates	51.626	—	—	—	—	116	3.941	55.683
Goodwill, software & other intangibles	161.564	1.257	65.437	—	—	1.940.533	305.203	2.473.994
Property & equipment	1.722.442	396	12.254	—	—	179.297	178.852	2.093.241
Insurance operations assets and receivables	694.422	9.580	—	—	—	3.451	268	707.721
Other assets	1.834.727	165.012	142.207	47.545	—	318.336	113.132	2.620.959
Total assets	77.133.473	6.178.944	647.440	533.253	1.171.813	11.544.143	4.114.176	101.323.242

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	12.546.440	1.602.528	166.037	21	93.695	198.404	232.905	14.840.030
Derivative financial instruments	1.026.284	235.474	13.919	116.486	40.659	114.206	20.787	1.567.815
Due to customers	51.886.611	6.779.853	429.065	553.086	43.343	4.903.546	3.061.444	67.656.948
Debt securities in issue & Other borrowed funds	2.188.435	1.086.140	—	155.208	—	198.077	108.691	3.736.551
Insurance related reserves and liabilities	2.225.972	6.016	2	—	—	13.051	21.215	2.266.256
Other liabilities	1.714.623	274.456	94.300	46.285	9.534	547.463	71.180	2.757.841
Retirement benefit obligations	216.737	—	—	—	—	8.621	5.389	230.747
Total liabilities	71.805.102	9.984.467	703.323	871.086	187.231	5.983.368	3.521.611	93.056.188

Net on balance sheet position	5.328.371	(3.805.523)	(55.883)	(337.833)	984.582	5.560.775	592.565	8.267.054

Cash and balances with central banks, Property & equipment and other assets included in 2008 €10, €110.473 and €6.410 respectively, that had been reclassified as assets held for sale (Note 30).

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2.039.099	10.925	1.228	170	665	15	21.619	2.073.721
Due from banks (net)	4.484.316	1.107.456	22.184	11.433	106.252	689	149.371	5.881.701
Financial assets at FV through Profit or Loss	2.976.906	16.995	—	—	—	—	10.065	3.003.966
Derivative financial instruments	1.527.965	81.828	11.991	187	2.929	25	45.989	1.670.914
Loans and advances to customers (net)	54.264.686	2.808.657	217.737	27.921	773.595	—	37.102	58.129.698
Investment securities - available for sale	6.843.213	292.836	9.330	267.663	25	—	63.593	7.476.660
Investment securities - Held to maturity	255.000	676.801	—	—	—	—	394	932.195
Investment securities - Loans and Receivables	1.476.621	6.931	—	—	—	—	—	1.483.552
Investments in subsidiaries	7.923.532	122.381	12.089	—	—	—	6.607	8.064.609
Investments in associates	27.631	—	—	—	—	—	—	27.631
Software & other intangible assets	123.311	775	516	—	—	—	252	124.854
Property & equipment	373.160	—	—	—	—	—	8.482	381.642
Other assets	1.709.927	107.661	117.278	34.453	—	2	—	1.969.321
Total assets	84.025.367	5.233.246	392.353	341.827	883.466	731	343.474	91.220.464

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	17.367.367	711.560	210.444	10.986	53.451	—	36.877	18.390.685
Derivative financial instruments	1.016.328	67.784	7.098	98.233	8.416	962	5.800	1.204.621
Due to customers	51.751.795	4.664.445	353.808	110.174	42.026	494	1.158.425	58.081.167
Other borrowed funds	2.305.693	65.879	134.696	102.088	—	—	86.130	2.694.486
Other liabilities	2.189.673	237.556	14.150	34.722	665	38	14.256	2.491.060
Retirement benefit obligations	134.284	—	—	—	—	—	—	134.284
Total liabilities	74.765.140	5.747.224	720.196	356.203	104.558	1.494	1.301.488	82.996.303

Net on balance sheet position	9.260.227	(513.978)	(327.843)	(14.376)	778.908	(763)	(958.014)	8.224.161

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1.932.150	10.681	1.003	171	598	14	14.632	1.959.249
Due from banks (net)	3.766.781	702.364	127.485	28.059	301.879	99.003	176.477	5.202.048
Financial assets at FV through Profit or Loss	1.482.061	226.503	—	—	—	—	9.338	1.717.902
Derivative financial instruments	1.144.143	98.914	9.895	38.457	4.463	219	7.617	1.303.708
Loans and advances to customers (net)	49.886.818	2.578.632	208.564	46.200	686.544	—	33.442	53.440.200
Investment securities - available for sale	6.346.364	284.245	9.439	298.708	—	—	39.697	6.978.453
Investment securities - Held to maturity	255.000	467.055	—	—	—	—	7.863	729.918
Investment securities - Loans and Receivables	2.350.898	7.172	—	—	—	—	—	2.358.070
Investments in subsidiaries	7.008.783	122.381	12.090	—	—	—	6.608	7.149.862
Investments in associates	6.921	—	—	—	—	—	—	6.921
Software & other intangible assets	107.167	1.257	2.622	—	—	—	239	111.285
Property & equipment	978.277	393	—	—	—	—	7.735	986.405
Other assets	1.531.547	165.689	103.519	47.541	—	321	27.217	1.875.834
Total assets	76.796.910	4.665.286	474.617	459.136	993.484	99.557	330.865	83.819.855

As at 31 December 2008	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	12.415.752	1.043.013	228.888	999	96.462	—	16.301	13.801.415
Derivative financial instruments	1.026.682	213.137	13.919	116.486	40.659	10.563	5.505	1.426.951
Due to customers	49.349.317	5.048.404	337.421	555.051	28.096	78	972.686	56.291.053
Other borrowed funds	2.900.869	336.850	393.700	155.208	—	—	88.254	3.874.881
Other liabilities	1.488.093	262.787	14.859	44.220	5.362	50.716	17.675	1.883.712
Retirement benefit obligations	108.057	—	—	—	—	—	—	108.057
Total liabilities	67.288.770	6.904.191	988.787	871.964	170.579	61.357	1.100.421	77.386.069

Net on balance sheet position	9.508.140	(2.238.905)	(514.170)	(412.828)	822.905	38.200	(769.556)	6.433.786

Notes to the Financial Statements

Group and Bank

4.4 Liquidity risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly, it is maintained within acceptable levels and that even under adverse conditions, the Group has access to the funds necessary to cover customer needs, maturing liabilities and capital requirements.

NBG’s Executive and Senior Management has the responsibility of implementing the liquidity risk strategy approved by the Board Risk Committee and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities applicable at NBG. NBG’s Executive and Senior Management is regularly informed about current liquidity risk exposures ensuring that the liquidity risk profile of NBG stays within approved levels.

The ALCO monitors the gap in maturities between assets and liabilities as well as the funding requirements based on various assumptions, including conditions that might have an adverse impact on the bank’s ability to liquidate investments and trading positions and the ability to access capital markets.

The Group’s principal source of liquidity is its deposit base and, to a lesser extent ECB funding, interbank borrowings and long-term debt. Deposits provide the Group with sufficient euro and foreign currency liquidity to fund its loan book, whereas securities are funded mainly through repos. The Group also derives liquidity from the ECB, the interbank market, from long-term debt and other borrowed funds, from its ongoing business operations and from disposals of securities and other assets. For more information on other borrowed funds and long-term debt of the Group see Notes 33 and 34.

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	6.916.786	1.783.329	12.842.791	34.909	272.977	21.850.792
Due to customers	47.968.854	11.519.083	11.384.532	561.424	150.836	71.584.729
Debt securities in issue & other borrowed funds	68.360	156.025	783.021	976.328	1.995.131	3.978.865
Other liabilities from insurance operations	206.330	19.418	47.385	—	—	273.133
Other liabilities	517.528	1.514.799	378.918	102.939	290.230	2.804.414
Total – on balance sheet	55.677.858	14.992.654	25.436.647	1.675.600	2.709.174	100.491.933
Credit commitments *	14.453.108	678.042	2.956.247	4.965.603	3.410.545	26.463.545

Contractual undiscounted cash outflows - Group

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	13.364.721	1.121.193	523.540	61.834	—	15.071.288
Due to customers	47.276.119	9.930.153	10.512.437	318.260	161.577	68.198.546
Debt securities in issue & other borrowed funds	14.903	183.112	2.351.761	1.333.062	391.363	4.274.201
Other liabilities from insurance operations	182.888	22.913	36.731	—	—	242.532
Other liabilities	142.456	844.015	314.986	105.896	304.524	1.711.877
Total – on balance sheet	60.981.087	12.101.386	13.739.455	1.819.052	857.464	89.498.444
Credit commitments *	14.922.403	593.032	2.312.459	4.062.199	3.584.145	25.474.238

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	6.073.570	1.728.437	10.463.035	3.180	272.977	18.541.199
Due to customers	38.878.586	9.122.380	9.720.465	389.279	165.021	58.275.731
Other borrowed funds	1.116	11.864	590.023	549.879	2.981.145	4.134.027
Other liabilities	23.725	1.475.114	294.974	280	246.378	2.040.471
Total – on balance sheet	44.976.997	12.337.795	21.068.497	942.618	3.665.521	82.991.428
Credit commitments *	14.333.692	430.441	891.588	749.935	2.162.527	18.568.183

Contractual undiscounted cash outflow - Bank

As at 31 December 2008	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	12.155.903	1.089.863	586.617	11.615	—	13.843.998
Due to customers	39.308.453	7.644.060	9.387.277	157.640	169.274	56.666.704
Other borrowed funds	8.941	36.516	1.840.318	948.852	3.422.702	6.257.329
Other liabilities	24.117	795.568	283.258	102	273.765	1.376.810
Total – on balance sheet	51.497.414	9.566.007	12.097.470	1.118.209	3.865.741	78.144.841
Credit commitments *	14.018.215	301.754	858.364	784.543	2.590.628	18.553.504

* Credit commitments at 31 December 2009 include Commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see note 37). Commitments to extend credit include amounts of €1.597 million for the Group (2008: €1.985 million) and €396 million for the Bank (2008: €412 million) relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see note 4.6).

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), accrued expense and the liability from puttable instruments held by minority shareholders.

4.5 Insurance risk

The Group issues policies that transfer insurance risk.  The risk under any insurance policy is the possibility that the insured event resulting in a claim.  By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risks that the Group faces under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations.  This could occur because the frequency or severity of claims is greater than estimated.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics with regard to trends, current market conditions and past experience.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

These policies insure events associated with human life (for example, death or survival) over a long duration while short duration life insurance policies protect the Group’s clients from the consequences of events (such as death or disability) that would affect the ability of the customer or his/her dependants to maintain their current level of income.  Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life- insurance policies are the following:

•             Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•             Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

•             Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•             Investment return risk: risk of loss arising from actual returns being different than expected.

•             Expense risk: risk of loss arising from expense experience being different than expected.

•             Policyholder decision risk: risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

Notes to the Financial Statements

Group and Bank

Key assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions.  Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses.  A margin for risk and adverse deviation is generally included.  Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the latest current estimates.  The initial assumptions are not altered if the liabilities are considered adequate.  If the liabilities are not adequate, the assumptions are altered to reflect the latest current estimates.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows.

•             Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year.  Assumptions are differentiated by sex.

•             Morbidity rates: The rate of recovery from disability is derived from industry experience studies, adjusted where appropriate for the Group’s own experience.

•             Investment return: Investment returns affect the assumed level of future benefits due to the policy holders and the selection of the appropriate discount rate.  These estimates are based on current market returns as well as expectations about future economic and financial developments.

•             Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies and associated overhead expenses.  The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

•             Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•             Discount rate: The discount rate is based on interest tables mainly of Greek government bonds of a maturity similar to that of the related insurance liabilities. Life insurance liabilities are determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the policy, less the discounted value of the expected theoretical premiums that would be required to meet these future cash outflows.

Liability adequacy test

Life business comprises of the following four main categories depending on the nature of the cover:

i. Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on an analysis of the sensitivity of liabilities to changes in mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies.  No additional liabilities resulted from the above process.

ii.  Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms.  An additional liability has covers the guaranteed return to policyholders.

iii.  Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies.  The test produced a liability that exceeded reserves to cover longevity risk.

iv.  Hospitalisation riders: The test was based on assumptions for morbidity, medical claim inflation, lapses and annual premium increase.  The aforementioned test resulted in the requirement of additional reserves.

Sensitivity analysis

The analysis below is performed for reasonably possible movements in key assumptions with all other assumptions held constant, showing the impact on liabilities.  Movements in these assumptions are non-linear and may vary according to the current economic assumptions.

Sensitivity analysis

2009	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(29.871)
	-0,5%	32.673
Lapse / Surrender Rates	Increase by +10%	(3.165)
	Decrease by -10%	2.769
Morbidity Rates	Increase by +10%	15.509
	Decrease by -10%	(15.489)

2008	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(26.657)
	-0,5%	28.986
Lapse / Surrender Rates	Increase by +10%	(3.843)
	Decrease by -10%	4.076
Morbidity Rates	Increase by +10%	9.608
	Decrease by -10%	(9.603)

The above sensitivity analysis refers to the liabilities which relate to the hospitalization riders’ portfolio, benefits to pensioners who previously held Deposit Administration Fund policies as well as from the portfolio of Unit Linked policies.

The impact on liabilities in 2009 from the change in the discount rate, as in 2008, arises mainly from the portfolio of Unit Linked policies.

A similar change, within a reasonable range, in the fundamental assumptions used for the liability adequacy test performed for the remaining categories of life insurance (traditional life and bankassurance products), does not appear to cause material deviations.

Notes to the Financial Statements

Group and Bank

Property and casualty insurance

The group provides products that cover a large range of risks such as personal, commercial and industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The diversity of risks is also widened by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics which give regard to trends, current market conditions and past experience.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured.  Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk.  In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

Claims handling:  The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group.  This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims:  A strict policy is applied for the determination of the provision for claims that for any reason have not been settled and are going to be paid in the future.  This policy consists of setting a prudent initial provision depending on the seriousness of the particular case and the regular revision of this provision according to the information that is gradually submitted (particular attention is paid to judicial cases).

In addition the claim-by-claim procedure a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves.  These techniques are based on the historical claim cost development and assumptions for the average claim cost, future inflation and amendments in the underlying legal framework.  This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy:  The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events.  The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims.  The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes.

Liability adequacy test

As regards the motor branch, historical data was examined on a per nature of claim basis, for each accident year after 2000.  Claims were split into three main categories: motor TPL — property damage, motor TPL — bodily injury and motor own vehicle damage.  For each of the above categories several traditional statistical methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2005 (IFRS first year of implementation of IFRS 4) to 2009.  In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves.  Outstanding claims estimates for years prior to 2005 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), where the rather stable development pattern of past claims does not suggest the need for such additional reserve, the total cost per year is the sum of the cumulative payments and the reserves per case.

Motor and Fire lines account for approximately 80% of the outstanding claim reserves balances.

Notes to the Financial Statements

Group and Bank

Motor TPL claims development

	Group
Accident year	Reserves prior to 2005	2005	2006	2007	2008	2009	Total reserves
Accident year		102.430	100.498	106.398	112.686	135.934
One year later		109.067	103.718	113.424	107.060	—
Two years later		109.139	100.128	108.062	—	—
Three years later		109.944	98.128	—	—	—
Four years later		109.270	—	—	—	—
Current estimate of cumulative claims		109.270	98.128	108.062	107.060	135.934
Accident year		(35.314)	(32.400)	(33.346)	(32.875)	(38.993)
One year later		(56.996)	(51.460)	(53.533)	(53.489)	—
Two years later		(71.669)	(61.376)	(64.173)	—	—
Three years later		(81.115)	(68.405)	—	—	—
Four years later		(86.744)	—	—	—	—
Cumulative payments		(86.744)	(68.405)	(64.173)	(53.489)	(38.993)
Total outstanding claims reserve	65.967	22.526	29.723	43.889	53.571	96.941	312.617

Fire claims development

	Group
Accident year	Reserves prior to 2005	2005	2006	2007	2008	2009	Total reserves
Accident year		14.112	32.151	22.397	26.480	35.369
One year later		13.541	32.338	21.397	39.473	—
Two years later		13.205	32.137	21.180	—	—
Three years later		13.048	33.242	—	—	—
Four years later		13.236	—	—	—	—
Current estimate of cumulative claims		13.236	33.242	21.180	39.473	35.369
Accident year		(6.232)	(9.111)	(10.440)	(7.937)	(19.051)
One year later		(11.306)	(29.453)	(15.735)	(19.268)	—
Two years later		(11.571)	(31.119)	(17.530)	—	—
Three years later		(11.849)	(32.358)	—	—	—
Four years later		(11.939)	—	—	—	—
Cumulative payments		(11.939)	(32.358)	(17.530)	(19.268)	(19.051)
Total outstanding claims reserve	8.625	1.297	884	3.650	20.205	16.318	50.979

Notes to the Financial Statements

Group and Bank

4.6 Capital adequacy and credit ratings

The Group’s capital base includes all types of regulatory eligible Own Funds, as these are defined by the Bank of Greece (BoG) (Governor’s Act 2587/20.8.2007). Among others, the Group’s regulatory own funds include the share capital, the share premium account, the reserves and retained earnings, hybrid capital and subordinated debt issues.

The Group manages actively its capital base by taking advantage of the contemporary means for raising capital, with the objective to sustain its capital adequacy ratios well above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders. In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group’s Risk Strategy.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 31 December 2009, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Capital:
Upper Tier I capital	8.996	7.011	8.065	6.640
Lower Tier I capital	1.257	1.736	740	390
Deductions	(2.663)	(2.490)	(387)	(198)
Tier I capital	7.590	6.257	8.418	6.832
Upper Tier II capital	(26)	68	503	1.394
Lower Tier II capital	102	310	102	155
Deductions	(76)	(153)	(605)	(736)
Total capital	7.590	6.481	8.418	7.645

Total risk weighted assets	67.407	62.696	51.339	47.168

Ratios:
Tier I	11,3%	10,0%	16,4%	14,5%
Total	11,3%	10,3%	16,4%	16,2%

Disclosures regarding capital adequacy and risk management information, imposed by Bank of Greece (Governor’s Act 2592/20.8.2007) in relation to Pillar III and for covered bonds (Governor’s Act 2620/28.8.2009), are available at the Bank’s website.

Credit ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as ‘‘Moody’s’’), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s’’), Fitch Ratings Ltd. (referred to below as ‘‘Fitch’’). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	A1	P-1	C	Negative
Standard & Poor’s	BBB+	A-2	—	Negative
Fitch	BBB	F3	C	Negative

Notes to the Financial Statements

Group and Bank

4.7 Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value -Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2009	31.12.2009	31.12.2008	31.12.2008
Financial Assets
Due from banks (net)	3.707.911	3.709.958	2.490.064	2.507.013
Loans and advances to customers (net)	73.901.105	73.760.826	68.672.088	68.248.675
Loans and receivables investment securities	1.877.834	1.819.821	3.178.867	2.831.536
Financial Liabilities
Due to banks	21.643.338	21.645.976	14.840.030	14.840.577
Due to customers	70.385.802	70.443.879	64.848.056	64.970.843
Debt securities in issue	472.004	478.199	1.813.678	1.775.567
Other borrowed funds	1.122.884	1.124.150	1.767.665	1.739.694

Fair values of assets and liabilities-Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2009	31.12.2009	31.12.2008	31.12.2008
Financial Assets
Due from banks (net)	5.881.701	5.885.810	5.202.048	5.218.997
Loans and advances to customers (net)	58.129.698	57.871.504	53.440.200	53.011.167
Loans and receivables investment securities	1.483.552	1.472.288	2.358.070	2.083.078
Financial Liabilities
Due to banks	18.390.685	18.391.575	13.801.415	13.801.963
Due to customers	57.247.909	57.296.206	53.460.750	53.584.598
Debt securities in issue	97.414	97.280	—	—
Other borrowed funds	1.107.288	977.320	3.719.673	3.323.638

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2009 and 2008:

Cash and balances with central banks: The carrying amount of cash and balances with central banks approximates their fair value.

Due from and due to banks: The fair value of deposits with and to banks with no defined maturity is determined to be the amount payable on demand at the reporting date.  The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates for similar remaining maturities.

Held to Maturity investment securities: The fair value of Held to Maturity investment securities is estimated using discounted cash flow models.  The discount rates are based on current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of Held to Maturity investment securities approximates their fair value.

Loans and advances to customers and loans and receivables investment securities: The fair value of loans and advances to customers and Loans and receivables investment securities is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to the same borrowers or borrowers of similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Accrued interest: The carrying amount of accrued interest approximates their fair value.

Notes to the Financial Statements

Group and Bank

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 December 2009, as described in note 2.9

Financial instruments measured at fair value-Group

	Fair value measurement using
As at 31 December 2009	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	3.707.130	295.812	63.117	4.066.059
Derivative financial instruments	40.887	1.793.356	41.608	1.875.851
Loans and advances to customers designated at fair value through profit or loss	—	851.440	—	851.440
Available-for-sale investment securities	10.654.501	3.153.318	489.869	14.297.688
Other assets	289.153	62.306	—	351.459
Total Assets	14.691.671	6.156.232	594.594	21.442.497

Liabilities
Due to customers designated at fair value through profit or loss	—	803.776	4.893	808.669
Derivative financial instruments	29.748	1.277.962	21.454	1.329.164
Debt securities in issue designated at fair value through profit or loss	1.387.695	—	—	1.387.695
Other borrowed funds designated at fair value through profit or loss	—	102.089	—	102.089
Total Liabilities	1.417.443	2.183.827	26.347	3.627.617

Financial instruments measured at fair value- Bank

	Fair value measurement Using
As at 31 December 2009	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	2.702.182	238.667	63.117	3.003.966
Derivative financial instruments	39.257	1.593.551	38.106	1.670.914
Available-for-sale investment securities	4.392.898	2.197.931	489.869	7.080.698
Total Assets	7.134.337	4.030.149	591.092	11.755.578

Liabilities
Due to customers designated at fair value through profit or loss	—	803.776	29.482	833.258
Derivative liabilities	29.060	1.154.107	21.454	1.204.621
Debt securities in issue designated at fair value through profit or loss	1.387.695	—	—	1.387.695
Other borrowed funds designated at fair value through profit or loss	—	102.089	—	102.089
Total Liabilities	1.416.755	2.059.972	50.936	3.527.663

Level 3 financial instruments:

Derivative products valued using valuation techniques with significant unobservable inputs include certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input.

Available for sale securities valued using valuation techniques with significant unobservable inputs principally comprised of securities that require correlation between various interest indices.

The table below presents a reconciliation of all level 3 fair value measurements for the year ended 31 December 2009, including realized and unrealized gains/(losses) included in earnings and Other comprehensive income. There were no significant transfers between level 1 and level 2 fair value measurements during the year ended 31 December 2009.

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level 3-Group

	Year Ended 31 December 2009
	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities	Due to customers
Balance at 1 January	17.152	42.114	452.463	69.358
Gain / (losses) included in earnings	(22.218)	(3.566)	2.430	(2.912)
Gain / (losses) Included in OCI	—	—	(20.581)	—
Purchases	95.994	3.512	72.266	—
Settlements	(27.811)	(21.906)	(4.224)	(61.553)
Transfer into/ (out of) Level 3	—	—	(12.485)	—
Balance at 31 December	63.117	20.154	489.869	4.893

Reconciliation of fair value measurements in Level 3 - Bank

	Year Ended 31 December 2009
	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities	Due to customers

Balance at 1 January	17.152	39.786	452.463	90.769
Gain / (losses) included in earnings	(22.218)	(4.740)	2.430	266
Gain / (losses) included in OCI	—	—	(20.581)	—
Purchases	95.994	3.512	72.266	—
Settlements	(27.811)	(21.906)	(4.224)	(61.553)
Transfer into/ (out of) level 3	—	—	(12.485)	—
Balance at 31 December	63.117	16.652	489.869	29.482

Gains and losses included in earnings have been reported in Net trading income and results from investment securities except for bonds’ amortisation of premium/ discount which amounts to €19.858 thousand for the year ended 31 December 2009 which has been reported in net interest income at Bank and Group Level.Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to trading assets, derivatives, and deposits amount for the year ended 31 December 2009 to €(36.786) thousand, €(12.792) thousand and €(4.572) thousand respectively and to €(36.786) thousand, €(13.932) thousand and €(1.928) thousand for the Bank respectively.

Notes to the Financial Statements

Group and Bank

NOTE 5:                        Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products, as well as a wide range of traditional services and products.

Corporate & investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe and Turkey.

International

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to NBG personnel etc) and intersegment eliminations.

Breakdown by business segment

12-month period ended 31 December 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	1.402.316	536.138	584.022	48.832	488.762	942.830	(62.611)	3.940.289
Net fee and commission income	166.243	72.270	95.488	3.872	94.040	254.572	(71)	686.414
Other	(26.448)	(67.169)	268.099	149.498	17.873	96.860	11.679	450.392
Total operating income	1.542.111	541.239	947.609	202.202	600.675	1.294.262	(51.003)	5.077.095
Direct costs	(670.025)	(53.509)	(80.863)	(182.574)	(303.132)	(523.994)	(261.244)	(2.075.341)
Allocated costs and provisions	(798.813)	(207.704)	(188.817)	(70.049)	(189.308)	(250.085)	(45.030)	(1.749.806)
Share of profit of associates	—	—	(1.429)	560	783	(190)	393	117
Profit before tax	73.273	280.026	676.500	(49.861)	109.018	519.993	(356.884)	1.252.065
Tax expense								(288.720)
Profit for the period								963.345
Minority interest								(40.777)
Profit attributable to NBG shareholders								922.568

Segment assets as at 31 December 2009
Segment assets	31.961.306	18.639.070	26.859.396	2.851.745	11.446.389	15.819.570	5.453.008	113.030.484
Tax assets								363.699
Total assets								113.394.183

Segment liabilities as at 31 December 2009
Segment liabilities	53.744.041	1.638.379	20.222.422	2.729.797	6.413.405	10.967.579	7.638.782	103.354.405
Tax liabilities								212.260
Total liabilities								103.566.665

Depreciation, amortisation & impairment charges	20.096	1.021	5.011	9.509	33.295	42.186	110.795	221.913
Credit provisions and other impairment charges	442.576	151.257	170.331	69.431	189.308	250.085	22.184	1.295.172
Non-current assets additions	14.814	634	11.741	8.289	62.445	58.782	115.725	272.430

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12-month period ended 31 December 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Net interest income	1.718.379	324.967	200.908	46.097	454.389	872.623	(37.829)	3.579.534
Net fee and commission income	189.667	65.826	113.335	6.414	106.583	291.839	(1.595)	772.069
Other	1.087	(62.487)	172.794	142.412	60.680	37.399	222.343	574.228
Total operating income	1.909.133	328.306	487.037	194.923	621.652	1.201.861	182.919	4.925.831
Direct costs	(630.072)	(46.005)	(83.807)	(172.360)	(309.286)	(564.677)	(226.795)	(2.033.002)
Allocated costs and provisions	(565.018)	(86.039)	(32.679)	(2.147)	(83.730)	(114.750)	(42.520)	(926.883)
Share of profit of associates	—	—	(468)	595	440	—	(29.499)	(28.932)
Profit before tax	714.043	196.262	370.083	21.011	229.076	522.434	(115.895)	1.937.014
Tax expense								(352.071)
Profit for the period								1.584.943
Minority interest								(38.931)
Profit attributable to NBG shareholders								1.546.012

Segment assets as at 31 December 2008
Segment assets	28.511.304	18.429.200	23.312.965	2.380.694	11.073.694	14.451.982	2.790.681	100.950.520
Tax assets								372.722
Total assets								101.323.242

Segment liabilities as at 31 December 2008
Segment liabilities	49.416.519	2.648.128	18.906.584	2.440.978	5.799.090	10.698.427	3.029.591	92.939.317
Tax liabilities								116.871
Total assets								93.056.188

Depreciation, amortisation & impairment charges	16.820	807	7.597	9.364	28.139	40.011	88.167	190.905
Credit provisions and other impairment charges	259.493	42.581	15.151	1.586	83.730	114.750	20.340	537.631
Non-current asset additions	33.035	412	3.766	8.213	59.747	69.118	205.156	379.447

In accordance with IFRS 8, which is applicable as of 1 January 2009, certain figures of prior year segment reporting have been represented in order to align with the internal segment reports that are reviewed by the Group Executive Committee.

Notes to the Financial Statements

Group and Bank

Breakdown by location

12-month period ended 31 December 2009	Greece	S.E. Europe	Turkey	Other	Group
Continuing Operations
Net interest income	2.508.863	480.621	944.254	6.551	3.940.289
Net fee and commission income	337.484	90.810	254.572	3.548	686.414
Other	318.636	18.003	113.518	235	450.392
Total operating income	3.164.983	589.434	1.312.344	10.334	5.077.095
Direct costs	(1.238.549)	(290.460)	(533.867)	(12.465)	(2.075.341)
Allocated costs and provisions	(1.310.343)	(189.302)	(250.085)	(76)	(1.749.806)
Share of profit of associates	(476)	783	(190)	—	117
Profit before tax	615.615	110.455	528.202	(2.207)	1.252.065
Tax expense					(288.720)
Profit for the period					963.345
Minority interest					(40.777)
Profit attributable to NBG shareholders					922.568

Depreciation, amortisation & impairment charges	145.620	32.210	42.708	1.375	221.913
Credit provisions and other impairment charges	855.710	189.301	250.085	76	1.295.172
Non-current asset additions	151.203	59.266	58.782	3.179	272.430
Non-current assets	4.397.119	260.546	265.091	5.733	4.928.489

Greece geographical segment includes income from assets that are either located in Greece or are managed in Greece.

Breakdown by location

12-month period ended 31 December 2008	Greece	S.E. Europe	Turkey	Other	Group
Continuing Operations
Net interest income	2.251.862	445.842	873.445	8.385	3.579.534
Net fee and commission income	373.693	103.479	291.839	3.058	772.069
Other	460.973	61.308	50.440	1.507	574.228
Total operating income	3.086.528	610.629	1.215.724	12.950	4.925.831
Direct costs	(1.152.042)	(301.875)	(571.256)	(7.831)	(2.033.004)
Allocated costs and provisions	(728.470)	(83.388)	(114.682)	(341)	(926.881)
Share of profit of associates	(29.372)	440	—	—	(28.932)
Profit before tax	1.176.644	225.806	529.786	4.778	1.937.014
Tax expense					(352.071)
Profit for the period					1.584.943
Minority interest					(38.931)
Profit attributable to NBG shareholders					1.546.012

Depreciation, amortisation & impairment charges	121.951	27.593	40.416	945	190.905
Credit provisions and other impairment charges	339.219	83.388	114.682	342	537.631
Non-current asset additions	250.582	58.630	1.117	69.118	379.447
Non-current assets	4.270.686	222.864	235.261	3.567	4.732.378

In accordance with IFRS 8, which is applicable as of 1 January 2009, certain figures of prior year segment reporting have been represented in order to align with the internal segment reports that are reviewed by the Group Executive Committee.

Greece geographical segment includes income from assets that are either located in Greece or are managed from Greece.

Notes to the Financial Statements

Group and Bank

NOTE 6:                        Net interest income

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Interest earned on:
Amounts due from banks	190.920	449.165	175.161	435.300
Financial assets at fair value through profit or loss	291.480	481.838	141.484	184.574
Investment securities	1.066.364	593.287	611.315	277.510
Loans and advances to customers	5.003.065	5.417.128	2.749.096	3.168.452
Interest and similar income	6.551.829	6.941.418	3.677.056	4.065.836

Interest payable on:
Amounts due to banks	(369.341)	(727.888)	(269.611)	(533.704)
Amounts due to customers	(1.910.661)	(2.265.880)	(1.062.753)	(1.279.416)
Debt securities in issue	(45.811)	(117.497)	(4.712)	—
Other borrowed funds	(285.727)	(250.619)	(108.920)	(205.136)
Interest expense and similar charges	(2.611.540)	(3.361.884)	(1.445.996)	(2.018.256)

Net interest income	3.940.289	3.579.534	2.231.060	2.047.580

NOTE 7:        Net fee and commission income

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Custody, brokerage & investment banking	85.251	99.722	25.385	23.614
Retail lending fees	225.257	266.867	70.952	81.734
Corporate lending fees	141.349	134.751	99.661	84.196
Banking fees & similar charges	200.918	218.214	69.874	87.321
Fund management fees	33.639	52.515	13.566	2.422
Total	686.414	772.069	279.438	279.287

Notes to the Financial Statements

Group and Bank

NOTE 8:        Earned premia net of claims and commissions

	Group
	31.12.2009	31.12.2008

Gross Written Premia	1.042.088	919.029
Less: Premia ceded to reinsurers	(117.119)	(111.459)
Net written premia	924.969	807.570

Change in unearned premium reserve	(34.400)	7.847
Reinsurers’ share of change in unearned premium reserve	1.012	(6.556)
Change in unearned premium reserve — Group share	(33.388)	1.291

Net earned premia	891.581	808.861
Other (incl. net gains / (losses) on unit-linked assets)	44.510	(95.420)
Earned premia net of reinsurance	936.091	713.441

Benefits and claims incurred	(651.099)	(475.653)
Less: Reinsurers’ share of benefits and claims incurred	75.740	35.474
Benefits and claims incurred— Group share	(575.359)	(440.179)

Change in actuarial and other reserves	(154.939)	(51.242)
Less: Change in reinsurance asset of actuarial and other reserves	3.922	12.179
Change in actuarial and other reserves — Group share	(151.017)	(39.063)

Commission expense	(95.310)	(93.873)
Commission income from reinsurers	5.368	5.597
Net commission expense	(89.942)	(88.276)
Other	(7.538)	(6.000)
Net return to DAF contract holders	(16.683)	(17.043)
Net claims incurred	(840.539)	(590.561)

Earned premia net of claims and commissions	95.552	122.880

NOTE 9:        Net trading income and results from investment securities

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Net trading result and other net unrealized gains from financial instruments	304.716	397.911	281.654	80.073
Net gain / (loss) from disposal of investment debt securities	101.262	15.767	(81.955)	(2.417)
Net gain / (loss) from disposal of investment equity securities	13.731	2.057	(3.113)	(61.088)
Net gain / (loss) from disposal of investment mutual funds	18.084	10.248	(208)	3.544
Net gain/ (loss) from disposal of associates	(9.378)	1.306	1.035	4.613
Total	428.415	427.289	197.413	24.725

Net gain / (loss) from financial instruments designated at fair value through profit or loss for the year ended 31 December 2009 amounts to €113.857 (2008: €(270.749)) for the Group and €111.442 (2008: €(254.836)) for the Bank and are included in Net trading result and other net unrealized gains from financial instruments.

NOTE 10:                 Net other income / (expense)

Net other income/(expense) includes dividends €8.948 (2008: €22.483) for the Group and €53.623 (2008: €83.451) for the Bank, statutory contributions for deposit and loan balances and non-banking income such as real estate gains / (losses) and rentals,

Notes to the Financial Statements

Group and Bank

hotel and warehouse fees, other income from various sources, group share in investees’ business and net results from disposals of private equity investments.

NOTE 11:      Personnel expenses

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Salaries and other staff related benefits	1.485.984	1.400.004	947.574	869.683
Pension costs: defined benefit plans (Note 12)	78.783	37.160	36.069	6.278
Share based payment arrangements	12.707	10.503	11.471	9.141
Total	1.577.474	1.447.667	995.114	885.102

Salaries and other staff related benefits include the amount of €25,5 million paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid to IKA-ETAM for the next 15 years (Note 12).

The average number of employees employed by the Group during the period to 31 December 2009 was 36.381 (2008: 35.860) and for the Bank was 13.468 (2008: 13.787).

Share based payments- Stock options

At the General Meeting held on 22 June 2005, a stock option program was approved for the executive Directors, executive management and personnel of the Group (Program A). The maximum number of new ordinary shares to be issued under Program A is 3,5 million. Program A is set to last for five years and expires in 2010. Under the terms of Program A, the exercise price range is between €5.00 and 70% of the average market price for the ordinary shares over a period starting on 1 January of the financial year during which such rights were granted until and including the first exercise date.

At the repeat General Meeting held on 1 June 2006, a new Group-wide stock option program was approved for the Bank’s executive Directors, executive management and personnel of the Group (Program B). The maximum number of new ordinary shares to be issued under Program B is 3,5 million. Program B shall last five years and expires in 2011. Under the terms of Program B, the exercise price range is between €5,00 and 70% of the average market price for the ordinary shares over a period starting on 2 June 2006 until the date at which such rights are first exercised.

At the repeat General Meeting held on 28 June 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank’s executive Directors, executive management and personnel of the Group (Program C). Program C is set to last eight years and expires in 2015. The stock options must be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C is 12,5 million. The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of €5 to 85% of the average market price of the ordinary shares within the time period from 1 January of the year the options are granted until 31 October of that same year. No stock options have been granted under this program.

In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options, and the strike price for exercising those are made to maintain the economic value of those options in cases where the Bank’s share capital has changed.

On 29 November 2006, the Board of Directors approved the issue of 2.992.620 share options under Program A. The exercise price was set at €23,80 per share and has been subsequently adjusted to €21,15 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on 15 May 2008 and the share capital increase resolved by the Board of Directors of the Bank on 18 June 2009. Outstanding options may be exercised between 1 and 10 December 2010. On 1 November 2007, the Board of Directors approved the issue of a further 496.500 share options under Program A at the original exercise price which was also adjusted to €21,15 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on 15 May 2008 and the share capital increase resolved by the Board of Directors of the Bank on 18 June 2009. Outstanding options may be exercised between 1 and 10 December 2010.

After 10 December 2010, the unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank’s Board of Directors if the employee resigns from the Group before the options are exercised.

On 1 November 2007, the Board of Directors also approved the issuance of 3.014.100 share options under Program B. An EPS target was set as a vesting condition for the third and fourth tranches representing 30% and 40% of the granted options respectively. The exercise price was originally set at €23,00 per share and has been subsequently adjusted to €20,45 due to the share capital increase resolved by the shareholders of the Bank at the General Meeting held on 15 May 2008 and the share capital increase resolved by the Board of Directors of the Bank on 18 June 2009. All outstanding options may be exercised between 1 and 10 June 2010 and 1 and 10 June 2011.

After 10 June 2011, the unexercised options are cancelled. The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank’s Board of Directors if the employee resigns from the Group before the options are exercised.

In August 2009, the BoD approved the modification of the total number of outstanding share options by a factor of 1,082 in order

Notes to the Financial Statements

Group and Bank

to compensate for the difference between the market and the discounted issue price of the share capital increase in June 2009. Furthermore, for the beneficiaries of Program B there was an option in 2009 to exercise their stock options in December 2009.

In view of the above, the 2008 comparatives have been adjusted.

Details of the share options outstanding during the period to 31 December 2009 and 31 December 2008 are as follows:

Stock options

	31.12.2009		31.12.2008
	Number of shares	Average price	Number of shares	Average price

Outstanding at beginning of period	4.323.079	20,80	4.991.570	20,75
Cancelled during the period	(152.923)	20,66	(248.701)	20,70
Exercised during the period	(19.693)	20,90	(419.790)	20,45
Outstanding at period end	4.150.463	20,79	4.323.079	20,80
Vested but not exercised at period end	2.968.420	20,93	1.889.253	21,12

The remaining contractual life is 1 and 1,5 years for stock options under Program A and Program B respectively.  There were no options granted in 2009.

The total expense recognised during the period under Program A and B amounted to €8.274 (2008: €6.070).

Share based payments- Bonus shares

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares to derive from the Bank’s share capital increase by €1.750 through capitalisation of profits.  The total expense recognised during the period amounted to €4.433 (2008: €4.433).

Notes to the Financial Statements

Group and Bank

NOTE 12:                 Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €25,5 million into IKA—ETAM per year for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26,5% until they reach 13,3% for employees who joined any social security plan prior to January 1, 1993. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13,3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT.  Consequently, the Bank may have to contribute a significant amount to ETAT in relation to this merge.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the auxiliary social security fund IKA—ETEAM.  The Bank pays its contributions to IKA-ETEAM since 1 May 2007.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement and health plan of Ethniki Hellenic General Insurance S.A.’s (‘‘EH’’), has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments until they reach 13,3%. Employer contributions for employees who joined any social security fund post January 1, 1993, will remain at 13,3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which UBB, SABA, Ethniki Asset Management, NBGI and NBGI PE also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2009 and 2008 were €371,1 million and €333,1 million respectively.  The respective figures for the Bank were €288,1 million and €243,9 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH benefit plan were incorporated in IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Group does not pay contributions to the aforementioned plan.

III. Defined Benefit Plans

Retirement indemnities

Most NBG Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump-sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

Lump/sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy. NBG Cyprus sponsors a Gratuity Plan for its employees, offering lump sum benefits based on final pay and years of service.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Notes to the Financial Statements

Group and Bank

Pension costs — defined benefit plans

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Current service cost	15.918	11.857	8.185	4.846
Interest cost on obligation	21.695	19.066	13.578	12.282
Expected return on plan assets	(2.281)	(12.809)	(1.920)	(12.109)
Amortisation of unrecognised actuarial losses /(gains)	14.667	(1.854)	13.131	(2.621)
Amortisation of unrecognised prior service cost	404	81	—	—
Losses on curtailments /settlements and other expense/ (income)	28.380	20.819	3.095	3.880
Total	78.783	37.160	36.069	6.278

Losses on curtailments/ settlements and other expense/ (income) for 31 December 2009 include mainly the voluntary retirement schemes of EH amounting to €22,1 million. The 31 December 2008 comparatives include mainly the voluntary retirement schemes of EH and Vojvodjanska amounting to €15,0 million and €1,5 million respectively.

The increase in the total expense recognised in the income statement in respect of defined benefit plans between 2008 and 2009 by €41,6 million for the Group and €29,8 million for the Bank is mainly due to (a) the decrease in the expected return of plan assets due to the fall in value of plan assets between 31 December 2007 and 31 December 2008 mainly a result of the decrease in the value of the common stock of the Bank during the same period, (b) the increase in the amortization expense of actuarial losses due to the increase of actuarial losses between 31 December 2007 (when they were actuarial gains) and 31 December 2008, also at a large part as a result of the decrease in the value of plan assets described above, and (c) the increase in losses on curtailments/ settlements and other expense / (income) by €7,6 million for the Group due to the increase by €7,1 million of the VRS cost of EH (see note 37).

Net Liability in balance sheet

	Group
	31.12.2009	31.12.2008	31.12.2007	31.12.2006	31.12.2005	31.12.2004

Present value of funded obligations	352.466	393.407	333.475	327.105	315.889	328.049
Fair value of plan assets	(68.968)	(68.001)	(183.193)	(146.402)	(141.170)	(156.266)
	283.498	325.406	150.282	180.703	174.719	171.783
Present value of unfunded obligations	120.430	88.663	79.967	65.001	56.220	72.088
Unrecognised actuarial (losses) /gains	(156.361)	(181.592)	9.441	(32.667)	(22.467)	(20.624)
Unrecognised prior service cost	(2.266)	(1.730)	(308)	(469)	(747)	(800)
Total	245.301	230.747	239.382	212.568	207.725	222.447

Net Liability in balance sheet

	Bank
	31.12.2009	31.12.2008	31.12.2007	31.12.2006	31.12.2005	31.12.2004

Present value of funded obligations	277.059	296.234	235.737	157.922	141.277	98.994
Fair value of plan assets	(55.651)	(57.906)	(169.100)	(106.095)	(101.678)	(64.597)
	221.408	238.328	66.637	51.827	39.599	34.397
Present value of unfunded obligations	36.277	13.505	8.813	3.594	3.142	—
Unrecognised actuarial (losses) /gains	(123.401)	(143.776)	35.090	4.123	20.115	6.570
Total	134.284	108.057	110.540	59.544	62.856	40.967

Movement in net liability

	Group		Bank
	2009	2008	2009	2008

Net liability at the beginning of the period	230.747	239.382	108.057	110.540
Actual contributions paid by the Group	(38.713)	(26.360)	(7.303)	(7.332)
Benefits paid directly	(25.610)	(17.197)	(2.539)	(1.429)
Total expense recognised in the income statement	78.783	37.160	36.069	6.278
Foreign exchange rate changes	94	(2.238)	—	—
Net liability at the end of the period	245.301	230.747	134.284	108.057

In 2010, the Group and the Bank are expected to make €20,3 million and €7,6 million respectively in contributions to funded plans, and pay €15,8 million and €3,1 million respectively in retirement indemnities.

Notes to the Financial Statements

Group and Bank

Reconciliation of defined benefit obligation

	Group		Bank
	2009	2008	2009	2008

Defined benefit obligation at the beginning of the period	482.070	413.441	309.739	244.550
Current service cost	15.918	11.857	8.185	4.846
Interest cost on obligation	21.695	19.066	13.578	12.282
Employee contributions	6.752	7.093	5.365	5.573
Benefits paid from the Fund	(56.795)	(53.624)	(26.445)	(29.344)
Benefits paid directly by the Group/ Bank	(25.610)	(17.197)	(2.539)	(1.429)
Losses/(gains) on curtailments and settlements	15.085	13.737	445	391
Other adjustments	(1.339)	3.518	(3.098)	3.490
Past service cost arising over the last period	1.332	1.563	—	—
Actuarial losses/(gains)	14.016	85.140	8.106	69.380
Foreign exchange rate differences	(228)	(2.524)	—	—
Defined benefit obligation at the end of the period	472.896	482.070	313.336	309.739

Reconciliation of plan assets

	Group		Bank
	2009	2008	2009	2008

Fair value of plan assets at the beginning of the period	68.001	183.193	57.906	169.100
Expected return on plan assets	2.281	12.809	1.920	12.109
Company contributions	38.713	26.360	7.303	7.332
Employee contributions	6.752	7.093	5.365	5.573
Fund Benefits	(56.795)	(53.624)	(26.445)	(29.344)
Actuarial (losses)/gains	10.016	(107.830)	9.602	(106.864)
Fair value of plan assets at the end of the period	68.968	68.001	55.651	57.906

The actual return on plan assets for the year ended 31 December 2009 was €19,5 million (2008: €(94,8) million) for the Group and €18,7 million (2008: €(94,8) million) for the Bank.

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2009 and 31 December 2008 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2009	2008	2009	2008

Discount rate	5,2%	5,4%	5,0%	5,3%
Expected return on plan assets	6,4%	6,1%	6,9%	6,4%
Rate of compensation increase	5,1%	5,3%	5,0%	5,3%
Pension increase	2,5%	2,5%	2,5%	2,5%

To set the expected long-term rate of return assumptions the Group uses forward-looking assumptions. In particular, as regards Greek equities, the Group uses the return on 10-year government bonds plus an equity risk premium based on a basket of company shares listed on the Athens Stock Exchange. As regards Deposit Administration Fund assets, the 10-year term deposit EUR rate is used, adjusted for past return experience.

Allocation of plan assets

	Group				Bank
	2009		2008		2009		2008
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion

Equity securities	54.868	80%	40.259	59%	54.868	99%	40.259	70%
Real estate	—	—	4.500	7%	—	—	4.500	8%
Other	14.100	20%	23.242	34%	783	1%	13.147	22%
Total	68.968	100%	68.001	100%	55.651	100%	57.906	100%

All equity securities are the Bank’s own equity securities and “Other” relate to deposits and assets of deposit administration fund policies issued by the Group’s main insurance company EH.

Notes to the Financial Statements

Group and Bank

NOTE 13:      General, administrative & other operating expenses

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Duties and taxes	73.814	96.671	48.117	43.635
Utilities and rentals	300.596	280.320	151.434	123.343
Maintenance and other related expenses	33.300	28.947	11.391	8.198
Other administrative expenses	317.322	365.804	127.930	163.480
Total	725.032	771.742	338.872	338.656

NOTE 14:      Credit provisions and other impairment charges

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
a. Impairment charge for credit losses
Due from banks (Note 18)	(257)	33	—	—
Loans and advances to customers (Note 21)	1.041.258	513.335	604.890	315.706
	1.041.001	513.368	604.890	315.706
b. Impairment charge for securities
Subsidiaries and associates	—	4.352	—	53.069
Equity securities	95.727	9.255	28.268	29.127
AFS and loans and receivables	142.063	4.165	142.063	4.165
	237.790	17.772	170.331	86.361

c. Other provisions for operational risk	16.381	6.491	12.311	6.491
Total	1.295.172	537.631	787.532	408.558

Impairment charges for securities in 2009 relate (a) to debt securities held by the Bank classified as loans and receivables, for which as at 31 December 2009 their recoverable amount was below amortised cost and the Bank expects to dispose them before it recovers the amortised cost, and (b) to equity securities, for which the decline in their fair value below cost is considered to be significant or prolonged.

Impairment charges for subsidiaries and associates for the Bank in 2008 include impairment charges of €40 million on subsidiary ASTIR Palace Vouliagmenis S.A.

Notes to the Financial Statements

Group and Bank

NOTE 15:  Tax expense

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Current tax	115.974	152.985	24.604	72.455
Tax audit settlement	—	19.189	—	19.189
One-off social responsibility tax	47.736	—	45.669	—
Deferred tax (Note 27)	125.010	179.897	108.369	61.224
Total	288.720	352.071	178.642	152.868

Profit before tax	1.252.065	1.937.014	403.627	633.174
Tax calculated based on the current tax rate of 25% (2008: 25%)	313.016	484.253	100.907	158.294
Effect of changes in tax rates	10.382	(543)	8.954	(8.879)
Effect of different tax rates in other countries	(98.539)	(72.891)	—	—
Statutory revaluation of fixed assets	—	(19.596)	—	(11.847)
Income not subject to taxation	(41.949)	(231.074)	(13.702)	(125.001)
Expenses not deductible for tax purposes	21.489	108.924	9.576	49.777
Utilisation of previously unrecognised tax losses	38	5.017	—	—
Non offsettable taxes with current year income taxes	22.754	66.608	22.754	66.608
Tax audit settlement	—	19.189	—	19.189
One-off social responsibility tax	47.736	—	45.669	—
Other	13.793	(7.816)	4.484	4.727
Income tax expense	288.720	352.071	178.642	152.868
Effective tax rate for the period	23,1%	18,2%	44,3%	24,1%

The Bank’s statutory income tax rate for 2009 and 2008 is 25%. On 25 September 2008 a new tax law (Law 3697/2008) was enacted in Greece, according to which the corporation tax rate will be reduced from 25% to 20% declining by 1% each year starting from 2010 to 2014.  Based on the new tax rates, the Group examined the timing of the reversal of the temporary differences for the Greek entities and adjusted the deferred tax asset / liability amounts accordingly.

Other foreign subsidiaries and branches provide for taxation at the appropriate rates in the countries in which they operate. In particular, the statutory income tax rate of Finansbank, which is the most significant subsidiary, is 20%.

On 10 December 2009, a new tax law (Law 3808/2009) was enacted, according to which entities with net gains exceeding €5 million in 2008, are required to pay an additional income tax for social responsibility purposes.  The tax accrued to the Group’s and the Bank’s current year income statement amounted to €47,7 million and €45,7 million respectively.

During 2009, the Bank settled its unaudited  tax year 2008. The impact on the income statement after having offset relevant provisions of €3.308 amounted to €2.113, included in “Other” above as no cash was paid.

As at 31 December 2009, the provisions recognized by the Group and the Bank, in relation to unaudited tax years amounted to €19,1 million (2008: €28,9 million) and €6,6 million (2008: €4,6 million) respectively.  The unaudited tax years of the Group associates and subsidiaries are presented in Notes 24 and 47 respectively.

NOTE 16:  Earnings per share

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Net profit attributable to equity holders of the parent	922.568	1.546.012	224.985	480.306
Less: dividends paid to preferred securities	(87.038)	(99.509)	(42.192)	(32.685)
Net profit attributable to NBG ordinary shareholders	835.530	1.446.503	182.793	447.621
Weighted average number of ordinary shares outstanding for basic EPS as reported	564.034.936	494.021.899	564.082.549	494.176.843
Adjustment for the effect of bonus element of the share capital increase	—	40.410.992	—	40.423.666
Weighted average number of ordinary shares outstanding for basic EPS as adjusted	564.034.936	534.432.891	564.082.549	534.600.509
Potential dilutive ordinary shares under stock options	—	425.220	—	425.220
Weighted average number of ordinary shares for dilutive EPS	564.034.936	534.858.111	564.082.549	535.025.729

Earnings per share - Basic	€1,48	€2,71	€0,32	€0,84
Earnings per share - Diluted	€1,48	€2,70	€0,32	€0,84

Notes to the Financial Statements

Group and Bank

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see note 38) and its market price.  This adjustment, which corresponds to a factor of 1,082, was applied retrospectively to all periods presented, in accordance with the applicable reporting standards.

The potential dilutive ordinary shares result from the Bank’s stock option programs.  For the calculation of the diluted earnings per share, the weighted average number of ordinary shares in calculating the basic earnings per share is increased by the potential dilutive ordinary shares.

As at 31 December 2009, the number of potential dilutive ordinary shares is NIL due to the fact that for the 12-month period ended 31 December 2009, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

NOTE 17:  Cash and balances with central banks

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Cash in hand	968.612	997.208	630.703	656.521
Obligatory balances with central banks	2.925.151	2.893.056	1.202.382	1.209.313
Non obligatory balances with central banks	359.091	255.131	240.636	93.415
Total	4.252.854	4.145.395	2.073.721	1.959.249

The Bank is required to maintain a current account with the Bank of Greece (BoG) to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG is the primary regulator of depository institutions in Greece.  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). These deposits bear interest at the refinancing rate as set by the ECB (1% at 31 December 2009).  Similar requirements apply to the other banking subsidiaries of the Group.

NOTE 18:  Due from banks

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Sight deposits with banks	421.783	402.914	333.322	78.422
Time deposits with banks	1.587.201	792.735	3.726.689	3.882.149
Securities purchased under agreements to resell	532.291	657.070	616.222	631.964
Placements in margin accounts for derivative transactions	739.397	431.592	739.397	431.592
Other	436.515	215.301	466.071	177.921
	3.717.187	2.499.612	5.881.701	5.202.048
Less: Allowance for losses on amounts due from banks	(9.276)	(9.548)	—	—
Total	3.707.911	2.490.064	5.881.701	5.202.048

Movement in allowance for impairment for amounts due from banks:

	Group		Bank
	2009	2008	2009	2008
Balance at 1 January	9.548	9.542	—	—
Provision for impairment	(257)	33	—	—
Foreign exchange differences	(15)	(27)	—	—
Balance at 31 December	9.276	9.548	—	—

Notes to the Financial Statements

Group and Bank

NOTE 19:  Financial assets at fair value through Profit or Loss

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Assets designated at fair value through profit or loss	34.502	100.110	—	—
Trading Securities:
Government bonds	2.230.425	1.680.343	1.856.672	945.753
Treasury bills	897.104	131.794	897.104	115.222
Other debt securities	848.561	252.805	248.115	654.811
Equity securities	37.374	8.167	2.075	2.116
Mutual funds units	18.093	17.385	—	—
Total	4.066.059	2.190.604	3.003.966	1.717.902

The Group’s assets designated at fair value through profit or loss include securities, for which the change in fair value during the period and cumulatively attributable to changes in credit risk is NIL for both 2009 and 2008.  The Bank has no assets designated at fair value through profit or loss.

NOTE 20:  Derivative financial instruments

	Group			Bank
	31.12.2009			31.12.2009
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	61.504.740	1.678.773	1.013.192	56.616.391	1.522.164	904.198
Foreign exchange derivatives – OTC	8.961.434	144.686	46.198	5.389.012	99.205	32.615
Other types of derivatives – OTC	462.192	10.383	8.201	455.582	10.288	8.173
Interest rate derivatives – Exchange traded	4.347.760	39.257	29.060	4.347.760	39.257	29.060
Foreign exchange derivatives – Exchange traded	47.722	1.531	651	—	—	—
Other types of derivatives - Exchange traded	9.486	99	37	—	—	—
Total	75.333.334	1.874.729	1.097.339	66.808.745	1.670.914	974.046

Derivatives held for Hedging
Interest rate swaps	824.090	1.122	231.825	725.000	—	230.575
Total	824.090	1.122	231.825	725.000	—	230.575

Total	76.157.424	1.875.851	1.329.164	67.533.745	1.670.914	1.204.621

Notes to the Financial Statements

Group and Bank

Derivative financial instruments

	Group			Bank
	31.12.2008			31.12.2008
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives – OTC	54.089.898	1.362.866	401.996	54.021.353	1.143.517	570.347
Foreign exchange derivatives – OTC	10.562.725	171.569	397.965	8.132.911	111.340	355.728
Other types of derivatives – OTC	286.340	12.868	11.669	278.611	12.840	11.663
Interest rate derivatives – Exchange traded	4.486.398	2.349	34.397	4.486.398	2.349	34.397
Foreign exchange derivatives – Exchange traded	35.433	1.153	1.890	—	—	—
Other types of derivatives - Exchange traded	451	405	—	—	—	—
	69.461.245	1.551.210	847.917	66.919.273	1.270.046	972.135

Derivatives held for Hedging
Interest rate swaps	3.920.195	33.662	345.792	3.920.195	33.662	345.792
Cross-currency interest rate swaps	1.573.213	5.448	374.106	254.638	—	109.024
Total	5.493.408	39.110	719.898	4.174.833	33.662	454.816

Total	74.954.653	1.590.320	1.567.815	71.094.106	1.303.708	1.426.951

Credit risk

Based on the assessment of all relevant factors including Master Netting Arrangements or other netting arrangements, collateral and other credit support (like Credit Support Annex (CSA) agreements), the structure of the transactions, the specific characteristics of the instruments and other qualitative factors, the impact of credit risk on the valuation of OTC derivatives is not considered significant.  Therefore, the valuation of OTC derivatives does not include Credit Valuation Adjustment.

Fair value hedges

The Group’s and the Bank’s fair value hedges exclusively consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2009, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(230,7) million and €(230,6) million respectively, presented in the balance sheet of the Group and the Bank as €1,1 million and NIL positive fair values under assets and €(231,8) million and €(230,6) million negative fair values under liabilities respectively. For derivatives designated under fair value hedge accounting at 31 December 2009, the Group and the Bank recognized in the income statement €(44,0) million and €(45,6) million respectively.  This amount was offset by €44,2 million and €45,6 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €0,2 million recognized in the income statement of the Group and no ineffectiveness for the Bank.

At 31 December 2008, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(680,8) million and €(421,1) million respectively, presented in the balance sheet of the Group and the Bank as €39,1 million and €33,7 million positive fair values under assets and €(719,9) million and €(454,8) million negative fair values under liabilities respectively. For the year ended 31 December 2008, the Group and the Bank recognized in the income statement €(372,7) million and €(511,9) million respectively, fair value changes on derivatives designated under fair value hedge accounting.  This amount was offset by €400,8 million and €535,9 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €28,1 million and €24 million, recognized in the income statement of the Group and the Bank respectively.

Hedges on net investments in foreign operations

During 2009, the Group designated certain financial instruments as net investments hedges, in order to reduce the volatility in the consolidated income statement caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to EUR. The effective part of these hedges (approximately €(61,6) million losses, net of tax) is reflected in other comprehensive income and offsets a portion of the translation adjustment of the applicable foreign subsidiaries’ net assets with the ineffective part amounting to € (0,9) million.

During 2008, the Group entered into a series of currency forward agreements to protect against foreign currency exposure on its foreign subsidiaries.  The effective portion of the fair value change of derivatives designated under net investment hedge accounting that was deferred in shareholder’s equity amounted to €(148,6) million net of tax and it will be recognized in the income statement upon disposal of the related foreign subsidiaries. This resulted in no hedge ineffectiveness recognized in the statement of comprehensive income for 2008.

At 31 December 2008, there were no outstanding derivatives designated under net investment hedge accounting.

Notes to the Financial Statements

Group and Bank

NOTE 21:  Loans and advances to customers (net)

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Mortgages	24.481.873	22.278.690	20.664.268	18.876.793
Consumer loans	7.866.984	7.352.343	5.357.600	4.916.883
Credit cards	4.424.302	3.665.136	1.950.075	1.750.704
Small business lending	7.361.386	6.150.989	5.018.363	4.035.283
Retail lending	44.134.545	39.447.158	32.990.306	29.579.663
Corporate and Public sector lending	33.077.171	32.070.867	26.580.790	24.817.482
Total	77.211.716	71.518.025	59.571.096	54.397.145
Less: Allowance for impairment on loans and advances to customers	(2.459.171)	(1.620.423)	(1.441.398)	(956.945)
Total	74.752.545	69.897.602	58.129.698	53.440.200

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €851.440 (2008: €1.225.513). The Bank has no loans and advances to customers designated at fair value through profit or loss.

Corporate and Public sector lending for the Bank and the Group includes a loan to Greek state of €5.620 million (2008: €5.400 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Movement in allowance for impairment on loans and advances to customers:

	Group		Bank
	2009	2008	2009	2008

Balance at 1 January	1.620.423	1.558.492	956.945	898.203
Impairment charge for credit losses (see Note 14)	1.041.258	513.335	604.890	315.706
Loans written off	(229.234)	(470.401)	(126.465)	(271.640)
Amounts recovered	29.663	44.057	5.639	14.891
Foreign exchange differences and other	(2.939)	(25.060)	389	(215)
Balance at 31 December	2.459.171	1.620.423	1.441.398	956.945

Included in the allowance for impairment on loans and advances to customers for 2009 and 2008 are amounts of €48.278 and €38.870 (Bank: €7.594 and €11.535) respectively, which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

Securitisation of loans

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Corporate lending (Eterika Plc - July 2008)	1.267.017	1.257.624	1.267.017	1.257.624
Consumer loans (Revolver 2008 – 1 Plc – December 2008)	1.156.163	1.153.518	1.156.163	1.153.518
Credit cards (Revolver 2008 – 1 Plc – December 2008)	1.283.375	1.172.298	1.283.375	1.172.298
Receivables from Public sector (Titlos Plc – February 2009)	5.619.518	—	5.619.518	—
Total securitised loans	9.326.073	3.583.440	9.326.073	3.583.440

Covered bonds

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Mortgages	5.172.215	5.778.349	5.172.215	5.778.349

Notes to the Financial Statements

Group and Bank

Securitization of loans

On 31 July 2008, the Group issued €1.340 million Asset Backed Floating Rate Notes due in June 2035, which are backed by a pool of corporate loans.  The Notes are split into €975 million class A notes with interest paid quarterly at a rate of three month Euribor plus a margin of 30 bps and €365 million class B notes with interest paid quarterly at a rate of three month Euribor plus a margin of 250 bps.  The class A notes have been rated A1 by Moody’s.

On 12 December 2008, the Group issued €1.768,9 million Secured Floating Rate Notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans and credit card accounts.  The notes are split into €1.500 million class A notes with interest paid monthly at a rate of one month Euribor plus 30 bps and €268,9 million class B notes with interest paid monthly at a rate of one month Euribor plus 60 bps.  The class A notes have been rated A by Fitch. The Group retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

On 26 February 2009, the Bank issued through a special purpose entity €5.100 million floating rate asset backed notes due in September 2039. The notes pay interest semi-annually on the 20th day of each March and September commencing in September 2009 and at a rate of six month Euribor plus 50 bps per annum. The notes have been rated “A2” by Moody’s. The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

Covered bonds

On 28 November 2008, the Bank issued two series of covered bonds each for €1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB’s refinancing rate plus a margin of 65 bps and 70 bps respectively. The issue forms part of the Bank’s €10 billion covered bonds program established on 26 November 2008.

On 1 September 2009, the Bank sold to institutional investors, part of the above securities, with nominal value of €100 million (€50 million from each issue) which are presented within “Debt securities in issue” (Note 33).

On 7 October 2009, the Bank issued the 3rd series of covered bonds of €1,5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3,875%. The issue forms part of the existing Bank’s €10 billion covered bonds program. This issue is presented within “Debt securities in issue” (Note 33) since all bonds were sold to domestic and foreign investors.

All covered bonds series issued under this programme are currently rated Aaa by Moody’s and AA by Fitch.

Any notes not sold to investors are not presented within “Debt securities in issue”, since these securities are held by the Bank.

Loans and advances to customers include finance lease receivables:

	Group
	2009	2008
Maturity
Not later than 1 year	733.462	764.056
Later than 1 year but not later than 5 years	1.176.299	1.450.896
Later than 5 years	413.022	513.957
	2.322.783	2.728.909
Unearned future finance income on finance leases	(260.210)	(488.247)
Net investment in finance leases	2.062.573	2.240.662

Allowance for impairment on finance lease receivables in 2009 amounts to €60,9 million (2008: €27,1 million)

The net investment in finance leases may be analysed as follows:

	Group
	2009	2008
Maturity
Not later than 1 year	647.888	631.729
Later than 1 year but not later than 5 years	1.049.472	1.209.222
Later than 5 years	365.213	399.711
Net investment in finance leases	2.062.573	2.240.662

Notes to the Financial Statements

Group and Bank

NOTE 22:  Investment securities

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Available-for-sale investment securities:
Greek Government bonds	8.108.462	5.295.788	4.994.771	5.108.260
Treasury bills and other eligible bills	177.127	101.529	18.776	8.614
Debt securities issued by other governments and public entities	3.385.014	2.527.042	539.492	436.122
Corporate bonds incorporated in Greece	101.783	141.304	75.468	121.814
Corporate bonds incorporated outside Greece	74.937	66.360	32.899	25.578
Debt securities issued by Greek financial institutions	416.817	53.178	416.817	53.178
Debt securities issued by foreign financial institutions	1.161.022	551.649	876.668	757.978
Debt securities	13.425.162	8.736.850	6.954.891	6.511.544
Equity securities	339.118	347.297	218.273	182.267
Mutual funds units	573.418	505.500	303.496	284.642
Total available-for-sale investment securities	14.337.698	9.589.647	7.476.660	6.978.453

Held-to-maturity investment securities (at amortised cost):
Greek Government bonds	34.390	34.645	—	—
Treasury bills and other eligible bills	—	7.220	—	7.220
Debt securities issued by other government and public entities	60.214	64.113	—	—
Corporate bonds incorporated outside Greece	—	—	—	—
Debt securities issued by foreign financial institutions	5.014	35.084	—	—
Debt securities issued by companies of the Group - at amortized cost	—	—	932.195	722.698
Total held-to-maturity investment securities	99.618	141.062	932.195	729.918

Loans and receivables investment securities:
Greek Government bonds	1.238.559	2.101.013	886.999	1.294.910
Debt securities issued by other government and public entities	9.415	82.704	9.415	82.704
Corporate bonds incorporated outside Greece	13.276	13.304	—	—
Debt securities issued by Greek financial institutions	314.470	421.108	314.470	421.108
Debt securities issued by foreign financial institutions	302.114	560.738	272.668	468.034
Debt securities issued by companies of the Group	—	—	—	91.314
Total loans and receivable securities	1.877.834	3.178.867	1.483.552	2.358.070

Total Investment securities	16.315.150	12.909.576	9.892.407	10.066.441

The movement of investment securities may be summarised as follows:

	Group		Bank
	2009	2008	2009	2008
Available-for-sale investment securities:
Balance at 1 January	9.589.647	4.781.996	6.978.453	2.304.388
Additions within the period	23.399.029	17.459.617	5.523.465	4.732.130
Disposals (sale and redemption) within the period	(20.403.712)	(13.544.905)	(6.077.440)	(1.892.335)
Transfers between portfolios (see Note 51)	1.721.256	2.249.802	958.760	2.250.145
Gains / (losses) from changes in fair value	(148.726)	(1.376.820)	(76.442)	(435.738)
Amortisation of premiums / discounts	180.204	19.957	169.864	19.863
Balance at 31 December	14.337.698	9.589.647	7.476.660	6.978.453

Held-to-maturity investment securities:
Balance at 1 January	141.062	—	729.918	232.957
Additions within the period	760.743	79.667	983.242	499.275
Disposals (sale and redemption) within the period	(792.306)	(2.021)	(756.356)	(2.021)
Transfers from trading portfolio and available-for-sale portfolio	—	64.245	—	—
Amortisation of premiums / discounts	(983)	(829)	—	—
Foreign exchange differences	(8.898)	—	(24.609)	(293)
Balance at 31 December	99.618	141.062	932.195	729.918

Notes to the Financial Statements

Group and Bank

	Group		Bank
	2009	2008	2009	2008
Loans and receivables investment securities
Balance at 1 January	3.178.867	—	2.358.070	—
Additions within the period	1.168.505	1.203.439	1.643.473	1.294.204
Redemptions within the period	(630.814)	(320.293)	(1.440.698)	(320.292)
Transfers between other portfolios (see Note 51)	(1.721.256)	2.270.867	(958.760)	1.359.761
Amortisation of premiums / discounts	28.078	24.010	27.013	23.554
Impairment charge (see Note 14)	(145.307)	—	(145.307)	—
Foreign exchange differences	(239)	844	(239)	843
Balance at 31 December	1.877.834	3.178.867	1.483.552	2.358.070

NOTE 23:   Investment property

	Group
	Land	Buildings	Total
Cost
At 1 January 2008	65.333	127.990	193.323
Foreign exchange differences	—	(353)	(353)
Transfers	—	(251)	(251)
Additions	—	49	49
Disposals and write offs	(399)	(528)	(927)
At 31 December 2008	64.934	126.907	191.841

Accumulated depreciation & impairment
At 1 January 2008	(98)	(39.597)	(39.695)
Foreign exchange differences	—	179	179
Transfers	—	96	96
Disposals and write offs	86	57	143
Depreciation charge	—	(4.148)	(4.148)
Impairment charge	(86)	(257)	(343)
At 31 December 2008	(98)	(43.670)	(43.768)

Net book amount at 31 December 2008	64.836	83.237	148.073

Cost
At 1 January 2009	64.934	126.907	191.841
Foreign exchange differences	—	(220)	(220)
Transfers	9.748	10.485	20.233
Additions	40	1.929	1.969
Disposals and write offs	—	(19)	(19)
At 31 December 2009	74.722	139.082	213.804

Accumulated depreciation & impairment
At 1 January 2009	(98)	(43.670)	(43.768)
Foreign exchange differences	—	112	112
Disposals and write offs	—	7	7
Depreciation charge	—	(3.505)	(3.505)
Impairment charge	(773)	(982)	(1.755)
At 31 December 2009	(871)	(48.038)	(48.909)

Net book amount at 31 December 2009	73.851	91.044	164.895

The fair value of investment property as at 31 December 2009 did not have any significant changes compared to 2008 (2008: €215.147).  Rental income for the year ended 31 December 2009 amounts to €7.983 (2008: €6.226).

Notes to the Financial Statements

Group and Bank

NOTE 24:   Investments in associates

	Group		Bank
	2009	2008	2009	2008

At 1 January	55.683	73.586	6.921	21.492
Additions	24.457	30.331	20.945	94
Disposals/transfers	(37.188)	(13.061)	(235)	(10.313)
Share of results (after tax)	117	(28.932)	—	—
Dividends	(389)	(1.889)	—	—
Impairment charge	—	(4.352)	—	(4.352)
At 31 December	42.680	55.683	27.631	6.921

The Group’s and Bank’s associates are as follows:

			Group		Bank
	Country	Tax years unaudited	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Social Securities Funds Management S.A.	Greece	2007-2009	20,00%	40,00%	20,00%	40,00%
Phosphoric Fertilizers Industry S.A.	Greece	—	—	22,02%	—	15,81%
Larco S.A.	Greece	2002-2009	33,36%	36,43%	33,36%	36,43%
Eviop Tempo S.A.	Greece	2004-2009	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2009	39,34%	39,34%	39,34%	39,34%
Pella S.A.	Greece	2003-2009	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2008-2009	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2009	22,01%	25,00%	—	—
Pyrrichos Real Estate S.A.	Greece	2009	21,83%	—	21,83%	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009	33,26%	—	—	—
UBB AIG Insurance & Reinsurance Company	Bulgaria	2007-2009	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2009	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2008-2009	19,98%	24,98%	—	—

Although the Group holds the majority of the voting rights in UBB AIG Insurance and Reinsurance Company and UBB AIG Life Insurance Company, shareholders’ agreement exists, under which all significant decisions require the consent of all venturers.  Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

On 10 July 2009, the Bank disposed of a 20% of its participation in Social Securities Funds Management S.A. reducing its participation from 40% to 20%.  The consideration for the disposal was €1.270 the profit on sale for the Group and the Bank was €576 and €1.035 respectively.

On 15 July 2009, the Bank participated with 21,83% in Pyrrichos Real Estate S.A., a newly established company active in real estate management. The initial cost of investment amounted to €432.

On 15 September 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of €18,9 million, €2,6 million of which has been deposited in an escrow account to set off contingent liabilities. The loss on sale for the Group and the Bank was €10 million and €7,5 million respectively.

On 14 October 2009, the Bank partially participated in the share capital increase of its associate Larco S.A. The Bank’s contribution amounted to €20.513, while after the completion of Larco’s S.A.  share capital increase the Bank’s participation was reduced from 36,43% to 33,36%.

Notes to the Financial Statements

Group and Bank

NOTE 25:   Goodwill, software and other intangibles assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total
Cost
At 1 January 2008	2.460.909	252.982	233.606	189.556	66.245	3.203.298	154.093	82.872	236.965
Foreign exchange differences	(459.134)	(11.356)	(43.630)	(36.493)	(1.909)	(552.522)	(77)	(894)	(971)
Transfers	—	5.355	—	—	(14.756)	(9.401)	605	(1.194)	(589)
Additions	75.719	58.821	—	—	32.360	166.900	34.327	20.770	55.097
Disposals and write offs	(35.105)	(272)	—	—	(6)	(35.383)	(5)	—	(5)
At 31 December 2008	2.042.389	305.530	189.976	153.063	81.934	2.772.892	188.943	101.554	290.497

Accumulated amortisation & impairment
At 1 January 2008	(11.384)	(190.630)	(39.038)	—	(29.143)	(270.195)	(124.627)	(32.138)	(156.765)
Foreign exchange differences	408	8.242	10.028	—	1.522	20.200	61	143	204
Transfers	—	24	—	—	5.795	5.819	30	389	419
Disposals and write offs	11.037	100	—	—	3	11.140	—	—	—
Intangibles amortisation & goodwill impairment charge	(4.585)	(27.113)	(27.406)	—	(6.758)	(65.862)	(14.077)	(8.993)	(23.070)
At 31 December 2008	(4.524)	(209.377)	(56.416)	—	(28.581)	(298.898)	(138.613)	(40.599)	(179.212)

Net book amount at 31 December 2008	2.037.865	96.153	133.560	153.063	53.353	2.473.994	50.330	60.955	111.285

Cost
At 1 January 2009	2.042.389	305.530	189.976	153.063	81.934	2.772.892	188.943	101.554	290.497
Foreign exchange differences	(19.225)	(874)	(2.448)	(1.259)	297	(23.509)	(281)	168	(113)
Transfers	—	4.428	—	—	(3.690)	738	—	(21)	(21)
Additions	27.870	55.478	—	—	20.577	103.925	26.956	22.730	49.686
Disposals and write offs	(758)	(1.478)	—	—	(97)	(2.333)	—	—	—
At 31 December 2009	2.050.276	363.084	187.528	151.804	99.021	2.851.713	215.618	124.431	340.049

Accumulated amortisation & impairment
At 1 January 2009	(4.524)	(209.377)	(56.416)	—	(28.581)	(298.898)	(138.613)	(40.599)	(179.212)
Foreign exchange differences	(328)	416	566	—	16	670	269	(15)	254
Transfers	—	(865)	—	—	(293)	(1.158)	—	(568)	(568)
Disposals and write offs	—	1.468	—	—	30	1.498	—	—	—
Intangibles amortisation & goodwill impairment charge	—	(35.783)	(24.071)	—	(7.028)	(66.882)	(19.051)	(16.618)	(35.669)
At 31 December 2009	(4.852)	(244.141)	(79.921)	—	(35.856)	(364.770)	(157.395)	(57.800)	(215.195)

Net book amount at 31 December 2009	2.045.424	118.943	107.607	151.804	63.165	2.486.943	58.223	66.631	124.854

Additions to goodwill of €28 million as well as the €(0,8) million in disposals and write offs relate to other investment activities of the Group (mainly Private equity business).

Other indefinite life intangibles include the brand names of Finansbank, Vojvodjanska Banka and P&K of €139 million, €11 million and €2 million respectively (2008: €140 million, €11 million and €2 million respectively). Other finite life intangibles include core deposits and customer relationships amounting to €89 million of Finansbank (remaining useful lives span from 2,5 to 4,5 years), €17 million of Vojvodjanska Banka (remaining useful lives span from 7 to 8 years) and €2 million of P&K (useful lives span from 5 to 6 years) (2008: €110 million, €21 million and €2 million respectively).

The CGUs where significant goodwill is allocated are the Turkish and Serbian operations and the goodwill relates to the acquisitions of Finansbank and Vojvodjanska Banka.  The goodwill with respect to these acquisitions amounts to €1.664 million (2008: €1.668 million) and €229 million (2008: €248 million) respectively. The difference is due to effect of foreign exchanges. The Group adopted value in use (“VIU”) tests for CGUs, based upon Management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.  The goodwill and brand names arisen from the above two acquisitions were tested for impairment and no adjustment to their carrying amount is required. This conclusion does not change if reasonably possible changes in key assumptions are applied.

Notes to the Financial Statements

Group and Bank

There was no indication of impairment for intangibles assets.

NOTE 26:                 Property and equipment

Group

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2008	877.503	909.310	845.012	148.131	84.993	2.864.949
Foreign exchange differences	(23)	(23.155)	(52.779)	(20.804)	(3.837)	(100.598)
Transfers	(726)	52.551	22.157	22.453	(87.033)	9.402
Additions	28.277	30.669	125.936	24.070	68.283	277.235
Disposals and write offs	(15.317)	(17.294)	(53.028)	(1.408)	(709)	(87.756)
At 31 December 2008	889.714	952.081	887.298	172.442	61.697	2.963.232

Accumulated depreciation & impairment
At 1 January 2008	—	(300.416)	(556.846)	(70.872)	—	(928.134)
Foreign exchange differences	—	6.318	35.896	11.875	—	54.089
Transfers	—	(159)	(43)	(5.617)	—	(5.819)
Disposals and write offs	—	5.819	12.894	1.238	—	19.951
Depreciation & impairment charge	—	(27.336)	(76.969)	(16.246)	—	(120.551)
At 31 December 2008	—	(315.774)	(585.068)	(79.622)	—	(980.464)

Net book amount at 31 December 2008	889.714	636.307	302.230	92.820	61.697	1.982.768

Cost
At 1 January 2009	889.714	952.081	887.298	172.442	61.697	2.963.232
Foreign exchange differences	16	(5.841)	(2.847)	(1.841)	(172)	(10.685)
Transfers	43.612	101.923	(6.730)	20.369	(77.823)	81.351
Additions	343	26.147	124.498	25.575	33.815	210.378
Disposals and write offs	(523)	(1.265)	(25.142)	(614)	(124)	(27.668)
At 31 December 2009	933.162	1.073.045	977.077	215.931	17.393	3.216.608

Accumulated depreciation & impairment
At 1 January 2009	—	(315.774)	(585.068)	(79.622)	—	(980.464)
Foreign exchange differences	—	1.994	1.933	914	—	4.841
Transfers	—	(10.848)	(2.359)	288	—	(12.919)
Disposals and write offs	—	178	20.150	529	—	20.857
Depreciation & impairment charge	(3.442)	(36.186)	(89.244)	(20.899)	—	(149.771)
At 31 December 2009	(3.442)	(360.636)	(654.588)	(98.790)	—	(1.117.456)

Net book amount at 31 December 2009	929.720	712.409	322.489	117.141	17.393	2.099.152

Included in the amount of transfers in 2009 for the Group, is €124.994 and €(14.521) that relates to cost and accumulated depreciation & impairment charge respectively for Land and Buildings, which in 2008 were presented under the “Non-current assets held for sale” (Note 30).

Included under “Depreciation & impairment charge” are the amounts of €6.718 and €6.012 for the Group and the Bank respectively, which relate to provisions for impairment charges for real estate property.

Notes to the Financial Statements

Group and Bank

Bank

	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2008	487.269	568.440	460.596	65.946	47.331	1.629.582
Foreign exchange differences	—	(125)	(128)	(21)	(1)	(275)
Transfers	(727)	(4.806)	(1.954)	6.414	(15.274)	(16.347)
Additions	13.429	5.701	67.226	4.843	17.319	108.518
Disposals and write offs	(14.757)	(13.803)	(8.090)	(20)	—	(36.670)
At 31 December 2008	485.214	555.407	517.650	77.162	49.375	1.684.808

Accumulated depreciation & impairment
At 1 January 2008	—	(249.888)	(373.099)	(50.863)	—	(673.850)
Foreign exchange differences	—	7	116	10	—	133
Transfers	—	12.053	3.550	—	—	15.603
Disposals and write offs	—	5.639	6.966	(7)	—	12.598
Depreciation and impairment charge	—	(16.962)	(31.680)	(4.245)	—	(52.887)
At 31 December 2008	—	(249.151)	(394.147)	(55.105)	—	(698.403)

Net book amount at 31 December 2008	485.214	306.256	123.503	22.057	49.375	986.405

Cost
At 1 January 2009	485.214	555.407	517.650	77.162	49.375	1.684.808
Foreign exchange differences	—	(68)	(730)	(195)	(9)	(1.002)
Transfers	(5.936)	49.880	832	16.100	(60.828)	48
Additions	—	11.989	45.554	7.914	15.720	81.177
Disposals and write offs	(352.621)	(462.573)	(13.910)	—	—	(829.104)
At 31 December 2009	126.657	154.635	549.396	100.981	4.258	935.927

Accumulated depreciation & impairment
At 1 January 2009	—	(249.151)	(394.147)	(55.105)	—	(698.403)
Foreign exchange differences	—	5	369	83	—	457
Transfers	—	(13)	18	—	—	5
Disposals and write offs	3.051	196.825	13.692	—	—	213.568
Depreciation and impairment charge	(3.442)	(17.950)	(41.100)	(7.420)	—	(69.912)
At 31 December 2009	(391)	(70.284)	(421.168)	(62.442)	—	(554.285)

Net book amount at 31 December 2009	126.266	84.351	128.228	38.539	4.258	381.642

Included in the amount of disposals and write offs in 2009 for the Bank are €817.793 and €(202.840) that relate to cost and accumulated depreciation & impairment charge respectively, for property contributed to NBG Pangea Reic, an under establishment Group real estate company. In particular, according to the Bank’s shareholder’s meeting on 14 January 2010, the Bank, has contributed as capital, mainly land and buildings with a net book value of €614.953. Therefore, in the Bank’s financial statements the said tangible assets are presented under disposals and write offs while the said transaction does not affect the financial statements of the Group.

Notes to the Financial Statements

Group and Bank

NOTE 27:   Deferred tax assets and liabilities

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Deferred tax assets:
Securities	155.255	165.312	113.041	136.414
Derivatives	(120.168)	(35.794)	(120.168)	(35.794)
Tangible and intangible assets	—	3.297	(2.735)	36
Pension and other post retirement benefits	21.028	16.301	16.170	11.156
Insurance reserves	13.155	20.955	—	—
Loans and advances to customers	(33.808)	(15.910)	(36.578)	(16.264)
Other temporary differences	138.756	104.658	112.364	78.399
Deferred tax assets	174.218	258.819	82.094	173.947

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Deferred tax liabilities:
Securities	405	(405)	—	—
Derivatives	3.192	(7.215)	—	—
Tangible and intangible assets	55.036	58.572	—	—
Pension and other post retirement benefits	(3.406)	(3.074)	—	—
Insurance reserves	—	—	—	—
Loans and advances to customers	68.339	43.370	—	—
Other temporary differences	13.770	13.195	—	—
Deferred tax liabilities	137.336	104.443	—	—

Deferred tax charge in the income statement:

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Securities	9.220	(73.619)	(26.991)	(76.943)
Derivatives	(94.751)	(58.607)	(84.374)	(58.359)
Tangible and intangible assets	1.745	21.447	(2.771)	9.383
Pension and other post retirement benefits	5.069	(4.531)	5.014	(3.235)
Insurance reserves	(7.800)	(18.316)	—	—
Loans and advances to customers	(43.700)	(45.966)	(20.314)	(10.782)
Other temporary differences	5.207	(305)	21.067	78.712
Deferred tax charge in the income statement-continuing operations	(125.010)	(179.897)	(108.369)	(61.224)
Deferred tax through equity	7.516	293.416	16.516	212.416
Net deferred tax movement	117.494	113.519	(91.853)	151.192

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

Notes to the Financial Statements

Group and Bank

NOTE 28:   Insurance related assets and receivables

	Group
	31.12.2009	31.12.2008

Investments on behalf of policyholders who bear the investment risk (unit linked)	351.459	337.073
Insurance business receivables	287.207	227.078
Amounts receivable from reinsurers and reinsurance business receivables	101.213	87.463
Deferred acquisition costs (DAC)	66.081	56.107
Total	805.960	707.721

Investments on behalf of policyholders who bear the investment risk
(Unit linked)

	Group
	31.12.2009	31.12.2008

Bonds	64.249	21.877
Shares	1.925	1.412
Mutual Funds	282.450	262.636
Other	2.835	51.148
Total	351.459	337.073

The unit-linked related assets are designated at fair value through profit or loss. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

NOTE 29:   Other assets

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Accrued interest and commissions	661.435	914.864	520.629	785.071
Receivables from Greek state	140.839	202.489	140.839	202.489
Tax prepayments and other recoverable taxes	71.640	62.131	11.922	12.564
Private equity: investees assets	69.387	55.580	—	—
Trade receivables	72.713	81.486	23.389	25.772
Assets acquired through foreclosure proceedings (net)	177.498	127.542	75.879	73.934
Prepaid expenses	109.211	93.209	65.126	63.285
Hellenic Deposit and Investment Guarantee Fund	110.472	54.743	110.472	54.743
Checks and credit card transactions under settlement	128.977	145.213	88.643	104.265
Securities transactions under settlement	362.709	20.819	331.449	20.819
Other	555.603	483.751	329.398	245.042
Total	2.460.484	2.241.827	1.697.746	1.587.984

In accordance with article 6 of Law 3714/7.11.2008 the amount of deposits guaranteed by the deposit guarantee fund, increased from €20.000 to €100.000 per client.  Therefore, the contributions paid by banks to deposit guarantee fund increased from 2008 onwards.

The Law 3746/16.2.2009 concerning the “Hellenic Deposit and Investment Guarantee Fund (HDIGF)” provides that the difference between the regular annual contributions of credit institutions resulting from the application of article 6 of Law 3714/2008 will be included in a special assets group whose elements are jointly included in the proportion of each participant in the credit institutions.

Notes to the Financial Statements

Group and Bank

NOTE 30:   Assets and liabilities held for sale

Non-current assets held for sale

	Group
	31.12.2009	31.12.2008

Cash and due from banks	—	10
Property, plant and equipment and intangibles	—	110.473
Other assets	—	6.410
Total assets	—	116.893

Other liabilities	—	8.856
Net assets	—	108.037

On 15 March 2007, the Boards of Directors of the Bank and NBG Venture Capital S.A., a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at 13 March 2007.  NBG Venture Capital S.A. increased its share capital by €109.492.401 with the issuance of 37.369.420 new shares with a nominal value of €2,93 each.  The divestment was approved by the Annual Ordinary General Meeting of the Bank on the 25 May 2007. The Group classified this transaction under IFRS 5 “Non-current assets held for sale and discontinued operations” from the point it took the binding decision to dispose of the warehouse section and made all the necessary arrangements to locate a buyer.

Although the management of the Group remains at its initial strategy to dispose of the warehousing section, the prolonged severe financial crisis did have an unfavorable effect on concluding a sale with potential buyers.  Given the crisis prolongation, it is unlikely that a disposal will take place even in 2010.  Therefore, management believes that classification of the warehousing section as non-current assets held for sale under IFRS 5 is no longer appropriate and thus, re-classified it in the appropriate line items in the statement of financial position.  The impact on the income statement for the year ending 2009 is €4.089 of which €1.522 and €1.037 relate to 2008 and 2007 respectively.

NOTE 31:   Due to banks

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Demand deposits due to credit institutions	330.114	192.947	276.901	173.177
Time deposits due to credit institutions	1.210.992	1.863.963	1.065.487	1.603.657
Interbank deposits	1.791.414	1.959.739	1.222.508	1.375.479
Amounts due to ECB	11.000.000	8.750.000	11.000.000	8.750.000
Amounts due to Central Bank	42.752	70.279	10.947	2.755
Securities sold under agreements to repurchase	6.876.851	1.654.267	4.435.164	1.570.238
Other	391.215	348.835	379.678	326.109
Total	21.643.338	14.840.030	18.390.685	13.801.415

Notes to the Financial Statements

Group and Bank

NOTE 32:   Due to customers

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Deposits:
Individuals	57.475.205	54.227.637	48.645.379	46.390.351
Corporates	10.708.155	10.317.126	6.959.655	7.103.767
Government and agencies	2.284.655	2.338.326	2.041.498	2.177.957
Total deposits	70.468.015	66.883.089	57.646.532	55.672.075
Securities sold to customers under agreements to repurchase	23.542	149.032	41.569	150.542
Other	702.914	624.827	393.066	468.436
Total	71.194.471	67.656.948	58.081.167	56.291.053

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit or loss. These deposits amount to €808.669 (2008: €2.808.892) for the Group and €833.258 (2008: €2.830.303) for the Bank. The change in fair value during the period and cumulative attributable to changes in credit risk is €9.741 (2008: €NIL) for the Group and the Bank.

NOTE 33:   Debt securities in issue

	Group			Bank
	Interest rate	31.12.2009	31.12.2008	Interest rate	31.12.2009	31.12.2008

Corporate bonds-Fixed rate	6,4%	117.672	178.763	—	—	—
Corporate bonds-Floating rate	2,1%	174.464	290.380	—	—	—
Covered bonds-Fixed rate	3,9%	1.387.696	—	3,9%	1.387.696	—
Covered bonds-Floating rate	1,7%	97.413	—	1,7%	97.413	—
Fixed rate notes	7,4%	82.454	114.147	—	—	—
Floating rate notes	—	—	1.230.388	—	—	—
Total		1.859.699	1.813.678		1.485.109	—

Corporate bonds

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a seven-year maturity.  Interest is paid semi-annually and is 6,25% and 6,5% respectively. As at 31 December 2009, part of these issues to the amounts of USD 45,0 million and USD 9,0 million respectively, have been bought back by the Group.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights.  The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for the first three years. Interest on the Series 2005-A Notes is determined as the 3-month Libor plus 180 bps. The outstanding amount of Series 2005-A as of 31 December 2009 was USD 281 million (2008: USD 406 million). As of the same date, an amount of USD 41,2 million has been bought back by the Group.

Covered bonds

Included in covered bonds — fixed rate and floating rate are the proceeds of the securities issued by the Bank under the €10 billion covered bonds program, which are described in Note 21 “Loans and advances to customers (net)”. In covered bonds — fixed rate, the new issue in 2009, of €1,5 billion has been designated as financial liability at fair value through profit or loss. The carrying amount and amortised cost as at 31 December 2009 were €1.387.696 and €1.498.550 respectively and the difference is mainly attributed to credit risk.

Fixed rate notes

On 22 February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued Romanian Lei (RON) 355 million Fixed Rate Notes, guaranteed by the Bank due in February 2012. The notes carry interest of 7,35%, which is paid semi-annually.  The proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds are included in account “Other borrowed funds”. As at 31 December 2009 an amount of €3,6 million has been bought back by the Bank.

On 16 November 2009, Finansbank redeemed the last tranche of the USD 125 million Series 2004-B Fixed Rate Notes, obtained via a special purpose entity and secured on Finansbank’s Diversified Payment Rights.

Floating rate notes

On 22 May 2009, NBG Finance Plc redeemed the €1.500 million Floating Rate Notes issued in May 2007. As the proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds were included in account “Other borrowed funds”. At 31 December 2008, an amount of €299 million was held by the Bank.

On 9 October 2009, NBG Finance Plc redeemed USD 300 million Floating Rate Notes issued in October 2007. As the proceeds of the Note were ultimately lent to the Bank and for the Bank, these proceeds were included in account “Other borrowed funds”. As at 31 December 2008, an amount of USD 259 million was held by the Bank.

Notes to the Financial Statements

Group and Bank

NOTE 34:   Other borrowed funds

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Subordinated notes-Fixed rate	102.088	309.972	312.188	776.580
Subordinated notes-Floating rate	—	—	309.563	798.076
Loans-fixed rate	535.975	759.154	86.130	88.254
Loans-floating rate	586.910	853.747	501.496	2.211.971
Total	1.224.973	1.922.873	1.209.377	3.874.881

Subordinated notes

On 28 June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015.  The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears.  These notes have been designated as financial liability at fair value through profit or loss. The carrying amount and amortised cost as at 31 December 2009 were €102.088 and €225.347 respectively (2008: €155.208 and €237.831 respectively) and the difference is mainly attributed to credit risk.

Included in subordinated notes — fixed rate and floating rate for the Bank are the amounts ultimately lent to the Bank under loan agreements with NBG Finance, representing the proceeds of the securities issued by NBG Funding, which are described in Note 42 “Preferred Securities”.  These loans have the same terms with the securities as described in Note 42 but with 31-year maturity.

On 8 October 2009, Finansbank redeemed, at the first repayment option date, the subordinated loan of amount USD 200 million, issued in October 2004 with original maturity of 10 years and an interest rate of 9% for the first five years and step up of 11,79% thereafter.

The major fixed and floating rate loans are as follows:

On 31 March 2006, Finansbank raised TL 300 million through a credit card secured loan, with a five-year maturity.  Interest is paid quarterly and is set at 11,81%.

On 4 August 2008, the Bank entered into a €500 million loan agreement. The Bank exercised its right to borrow €500 million under the facility on the same date. The facility matures on 4 August 2010, and interest is paid semi-annually at 6 month Euribor plus a margin of 36 bps.

On 7 December 2009, Finansbank redeemed the second tranche of USD 221 million, of the term loan facility of USD 700 million,  with a three year maturity and interest paid monthly at Libor plus 60 bps. The first tranche of USD 479 million redeemed in December 2008.

On 11 December 2009, Finansbank redeemed the its floating rate syndication loan of amount USD 470 million, with one year maturity.

Notes to the Financial Statements

Group and Bank

NOTE 35:              Insurance related reserves & liabilities

	Group
	31.12.2009	31.12.2008
Insurance reserves
Life
Mathematical reserve	1.177.566	1.060.532
Outstanding claims reserve	59.016	45.311
Other	4.603	598
Total	1.241.185	1.106.441
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	367.172	339.180
Total Life reserves	1.608.357	1.445.621
Property and Casualty
Unearned premia reserve	206.041	162.320
Outstanding claims reserve	475.374	403.519
Other	19.296	12.264
Total Property and Casualty reserves	700.711	578.103

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	187.371	167.963
Amounts payable to brokers, agents and sales partners	60.214	47.713
Amounts payable to reinsures	24.670	26.856
Total	2.581.323	2.266.256

Movement in Life Insurance Reserves

	Group
	2009	2008

Balance 1 January	1.445.621	1.390.521
Increase in reserves	458.142	427.026
Paid claims and other movements	(295.406)	(371.926)
Balance at 31 December	1.608.357	1.445.621

Movement of P&C Insurance Reserves

	Group
	2009	2008

Balance 1 January	578.103	534.140
Incurred claims	278.708	214.318
Paid claims and other movements	(199.823)	(164.223)
Movement in Unearned premium reserve	43.723	(6.132)
Balance at 31 December	700.711	578.103

Outstanding claims reserve

	Group			Group
	31.12.2009			31.12.2008
	Total	Reinsures’ share	Group share	Total	Reinsures’ share	Group share

Reported claims	462.634	88.191	374.443	392.491	63.062	329.429
IBNR	12.740	3.541	9.199	11.028	2.105	8.923
Total	475.374	91.732	383.642	403.519	65.167	338.352

Notes to the Financial Statements

Group and Bank

NOTE 36:              Other liabilities

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Accrued interest and commissions	455.217	598.389	448.355	604.193
Creditors and suppliers	360.310	318.218	266.260	249.954
Amounts due to government agencies	290.248	319.376	280.439	310.598
Private equity: liabilities of investee entities	142.429	117.562	—	—
Other provisions	131.457	118.053	38.806	24.025
Taxes payable - other than income taxes	88.336	113.534	27.452	44.148
Accrued expenses and deferred income	106.401	96.663	87.260	61.943
Payroll related accruals	69.101	48.661	28.691	22.264
Dividends payable	19.010	21.007	18.921	20.811
Puttable instruments held by minority shareholders	259.119	260.733	259.119	260.733
Unsettled transactions on debt securities	781.154	11.793	781.154	11.793
Checks and credit card transactions under settlement	266.783	232.995	—	—
Other	306.571	375.130	194.106	273.250
Total	3.276.136	2.632.114	2.430.563	1.883.712

The puttable instruments held by minority shareholders are measured at fair value, using appropriate valuation techniques based on best estimates available to the management of the Group.

The movement of other provisions may be summarised as follows:

	Group		Bank
	2009	2008	2009	2008

Balance at 1 January	118.053	237.189	24.025	52.214
Foreign exchange differences	(1.514)	(29.461)	(77)	54
Provisions charged/ (released) to income statement during the year	24.102	9.777	18.166	9.902
Provisions utilised during the year	(9.184)	(99.452)	(3.308)	(38.145)
Balance 31 December	131.457	118.053	38.806	24.025

Other provisions include mainly provisions for untaken leave, tax issues and litigations.

NOTE 37:                 Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of the management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 31 December 2009 the Group and the Bank have provided for cases under litigation the amounts of €60,7 million and €29,2 million respectively.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets. During the third quarter of 2009, the tax authorities finalized their audit of the Bank for the year 2008. The impact on the income statement after having offset relevant provisions of €3.308, amounted to €2.113, while no cash was paid. For the subsidiaries and associates regarding unaudited tax years refer to Note 47 and Note 24 respectively.

c. Credit Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit

Notes to the Financial Statements

Group and Bank

policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Commitments to extend credit*	19.641.495	18.536.580	14.489.611	14.627.496
Standby letters of credit and financial guarantees written	6.369.777	6.282.662	3.943.383	3.832.402
Commercial letters of credit	452.273	654.996	135.189	93.606
Total	26.463.545	25.474.238	18.568.183	18.553.504

* Commitments to extend credit at 31 December 2009 include amounts of €1.597 million for the Group (2008: €1.985 million) and €396 million for the Bank (2008: €412 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets Pledged

Assets pledged comprise of trading, available for sale debt securities and loans and receivables collateralized with ECB, other central banks and organized exchanges.  Assets are pledged with Bank of Greece for the purposes of transactions through TARGET and with the derivatives clearing house (ETESEP). The pledged amounts relate mainly to sovereign securities pledged with the European Central Bank for funding purposes of €5.070 million, and to the pledging of bonds covered with mortgage loans amounting to €1.900 million, notes backed with corporate loans amounting to €975 million, consumer loans and credit cards amounting to €1.500 million, floating rate asset backed notes of €5.100 million and notes backed with other client receivables amounting to €1.559 million.

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Assets pledged as collaterals	16.688.178	10.449.783	16.536.273	10.363.514

e. Voluntary Retirement Schemes

On 25 November 2008, the Bank’s wholly owned subsidiary EH announced a voluntary retirement scheme whereby employees fulfilling certain criteria have the opportunity to leave service receiving additional benefits to those provided by law, up to 31 December 2010 and subject to the approval of the Voluntary Retirement Scheme Committee which includes representatives of the company and its employees. Employees of whom applications have not yet been approved may withdraw their interest up to their leaving date. A total of 257 employees have subscribed to the program to date out of 179 have either already left or have been approved to leave by 31.03.2010. The Group has recognized an expense of €37,1 million (€15,0 million in 2008 and €22,1 million in 2009) in respect of employees for whom applications have been accepted. The additional cost for the remaining employees whom the program concerns is estimated at €7,9 million.

f. Operating lease commitments

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
No later than 1 year	75.977	80.207	90.769	26.855
Later than 1 year and no later than 5 years	241.884	256.829	358.819	81.807
Later than 5 years	128.240	157.430	1.484.550	80.526
Total	446.101	494.466	1.934.138	189.188

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangea Reic, a newly established real estate investment company of the Group (Note 26 and 46).

NOTE 38:                 Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

Following the Board of Directors’ resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to €1.247.154, €551.838 of which has been credited to “Share capital” account and the remaining amount less expenses incurred has been credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

On 22 December 2009, the Board of Directors of the Bank approved the share capital increase by €99 through the issue of 19.693 ordinary shares derived from the exercise of stock options under Programs A and B (see Note 11 for further details).

The total number of ordinary shares as at 31 December 2009 and 31 December 2008 was 607.041.577 and 496.654.269 respectively with a nominal value of €5 per share.

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a par value of €0,30 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.  On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies). On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On 25 May 2009, the Board of Directors’ minutes for the above

Notes to the Financial Statements

Group and Bank

mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies).

The preference shares issued by the Bank in favor of the Greek State are not transferable and embody the following privileges:

(a) The right to receive payment of a fixed return, calculated on a 10% basis over the issue price of each preference share which is payable within one month as of the Bank’s Annual Shareholders Meeting (i) in priority over the common shares, (ii) in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law 3723/2008 and (iii) irrespective of distribution of dividend to other classes of shareholders and provided that, following payment of the said fixed return, the Bank’s and Group’s capital adequacy ratios, meet the respective capital adequacy requirements set by the Bank of Greece.

The distribution is subject to availability of distributable funds, in accordance with Article 44a of Law 2190/1920. In case of inadequacy of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

(b) Upon liquidation, the right in liquidation proceeds in priority over all other shareholders.

The Ministry of Economy and Finance, through its letter to the Bank of Greece (Protocol Number 39389/B2038/7.8.2009) clarified that the funds provided by the Greek State to the financial institutions through the issuance of preference shares, are for the support of the capital adequacy of the Greek banking sector and not for medium term funding.  In this respect, the Ministry has submitted on 17 March 2010 to the Parliament a draft law with the necessary legislative amendments under which the preference shares are not mandatory redeemable. However, if not redeemed after five years following their issuance, the coupon rate is increased by 2% per annum cumulatively. The draft law is expected to be enacted as law in April 2010.

In view of the above the Bank recognized the preference shares within equity.

On 31 December 2009, the total paid-up share capital of the Bank amounted to €3.392.708 divided into a) 607.041.577 ordinary shares of a par value of €5 each, b) 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a par value of €0,30 each, and c) 70.000.000 redeemable preference shares of the Greek State of a par value of €5 each, in accordance with the Law 3723/2008.

Share premium

Following the share capital increase in 2009 the share premium as at 31 December 2009 amounted to €3.335.881, while as at 31 December 2008 amounted to €2.682.050. The movement is as follows:

	2009	2008
At 1 January	2.682.050	2.292.753
Share capital increase above par value through ordinary shares	695.316	—
Share capital increase above par value through preference shares	—	395.138
Stock options exercised	313	6.642
Share capital issue costs net of tax	(41.798)	(12.524)
Merger with P&K	—	41
At 31 December	3.335.881	2.682.050

Treasury shares

Out of the 6.456.504 treasury shares held on 1 January 2009, representing 1,3% of the paid-up share capital, on 15 April 2009 the Bank disposed of 5.954.000 own shares at a price of €13,50 per share and the remaining were disposed on 15 September 2009 at a price of €21,40 per share. The proceeds from this sale have been used to strengthen the Bank’s capital base.

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2008	502.500	21.601	502.500	21.601
Purchases	11.756.276	279.249	5.954.004	123.676
Sales	(5.802.272)	(155.573)	—	—
At 31 December 2008	6.456.504	145.277	6.456.504	145.277

Purchases	11.505.151	228.466	—	—
Sales	(17.624.305)	(363.117)	(6.456.504)	(145.277)
At 31 December 2009	337.350	10.626	—	—

At a Group level, the treasury shares transactions are conducted by National P&K Securities S.A.

Notes to the Financial Statements

Group and Bank

NOTE 39:                 Tax effects relating to Other Comprehensive Income components

Group

	12 month period ended			12 month period ended
	31.12.2009			31.12.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	20.238	(40.076)	(19.838)	(1.029.363)	238.384	(790.979)
Less: Reclassification adjustments for (gains)/losses included in Income statement	(202.097)	28.176	(173.921)	(28.535)	4.868	(23.667)
Available for sale securities	(181.859)	(11.900)	(193.759)	(1.057.898)	243.252	(814.646)

Currency translation differences	(28.111)	—	(28.111)	(1.115.491)	—	(1.115.491)

Net investment hedge	(139.178)	27.970	(111.208)	(198.143)	49.536	(148.607)
Other comprehensive income for the period	(349.148)	16.070	(333.078)	(2.371.532)	292.788	(2.078.744)

Bank

	12 month period ended			12 month period ended
	31.12.2009			31.12.2008
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized Gains / (Losses) for the period	(113.041)	18.446	(94.595)	(861.879)	215.170	(646.709)
Less: Reclassification adjustments for (gains)/losses included in Income statement	61.616	(14.788)	46.828	27.608	(6.902)	20.706
Available for sale securities	(51.425)	3.658	(47.767)	(834.271)	208.268	(626.003)

Currency translation differences	93	—	93	(515)	—	(515)
Other comprehensive income for the period	(51.332)	3.658	(47.674)	(834.786)	208.268	(626.518)

NOTE 40:                 Reserves & Retained Earnings

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Statutory reserve	383.307	369.254	279.093	279.093
Available for sale securities reserve	(1.001.932)	(839.109)	(711.564)	(663.797)
Currency translation differences reserve	(698.918)	(662.690)	(422)	(515)
Other reserves and retained earnings	3.053.030	2.076.608	1.928.465	1.791.461
Total	1.735.487	944.063	1.495.572	1.406.242

Foreign currency differences arising on the translation of assets and liabilities of subsidiary companies with non-euro functional currency and the effective portion of net investment hedges are recognized in the currency translation reserve and transferred to the income statement on the disposal of the net investment.  The movement of the currency translation reserve in the year primarily reflects the impacts of changes in the equity of Finansbank and NBG Finance (Dollar) Plc which is denominated in New Turkish Lira (TL) and US dollars respectively.

The movement in the available for sale securities reserve is as follows:

	Group		Bank
	2009	2008	2009	2008

At 1 January	(839.109)	(24.501)	(663.797)	(37.794)
Net gains / (losses) from changes in fair value of AFS investments	(62.752)	(799.358)	(94.595)	(646.704)
Net (gains) / losses transferred to income statement upon disposal	(173.921)	(23.667)	25.344	(4.264)
Impairment losses on AFS investments	73.850	8.417	21.484	24.965
At 31 December	(1.001.932)	(839.109)	(711.564)	(663.797)

Notes to the Financial Statements

Group and Bank

NOTE 41:      Minority interest

	Group
	2009	2008

At 1 January	842.408	507.889
(Acquisitions) /disposals	5.480	311.723
Share of net profit of subsidiaries	40.777	38.931
Movement in the available for sale securities reserve	(30.936)	(38)
Foreign exchange differences	(353)	(16.097)
At 31 December	857.376	842.408

NOTE 42:                 Preferred Securities

NBG Funding Ltd (“NBG Funding”), a wholly owned subsidiary of the Bank, has issued the following Non — Cumulative Non Voting Preferred Securities (the “preferred securities”) guaranteed on a subordinated basis by the Bank. All preferred securities are perpetual. However, the preferred securities may be redeemed at par by NBG Funding, in whole but not in part, ten years after their issue or on any dividend payment date falling thereafter subject to the consent of the Bank of Greece.

Innovative preferred securities:

•                      €350 million Series A Floating Rate securities issued on 11 July 2003 carrying a preferred dividend rate of three-month Euribor plus 175 bps until 11 July 2013 and three-month Euribor plus 275 bps thereafter, which is paid quarterly.

•                      GBP 375 million Series E Fixed/Floating Rate securities issued on 8 November 2006 carrying a preferred dividend rate of 6,2889% fixed per annum until 8 November 2016 and thereafter floating of three month Libor plus 2,08%. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

•                      €350 million Series B Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,25% the first year and thereafter of the 10 year EUR CMS mid swap rate plus 12,5 bps reset every six months and capped at 8% paid semi-annually.

•                      USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,75% the first year and thereafter of the 10 year USD CMS mid swap rate plus 12,5 bps reset every six months and capped at 8,5% paid semi-annually.

•                      €230 million Series D Constant Maturity Swap (“CMS”) Linked securities issued on 16 February 2005 carrying a preferred dividend rate of 6% until 16 February 2010 and thereafter of the difference of the 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. For the Bank, these loans are disclosed in Note 34 “Other borrowed funds”.

On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities that had already been acquired on open market by the Bank of an aggregate nominal value of approximately €450 million.

On 7 July 2009, the Bank announced the results of the voluntary tender offer for the preferred securities, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities at a price lower than their nominal value. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank. Subsequent to 7 July 2009 (expiry date of the tender offer) the Bank purchased an additional portion of the outstanding preferred securities of an aggregate nominal amount of €19,1 million of series A, B and D, GBP 46,6 million of series E and USD 0,8 million of series C. The above transactions resulted in a further strengthening of the Bank’s core Tier I capital by approximately €318,4 million, net of tax.

The movement of preferred securities is as follows:

	Series A	Series E	Series B	Series C	Series D
	Innovative preferred securities		Non- innovative preferred securities			Total
At 31 December 2008	350.000	393.700	350.000	129.339	230.000	1.453.039
Purchases (Tender offer result)	(184.307)	(269.316)	(271.382)	(62.974)	(155.135)	(943.114)
Exchange differences	—	9.020	—	(2.253)	—	6.767
At 31 December 2009	165.693	133.404	78.618	64.112	74.865	516.692

Notes to the Financial Statements

Group and Bank

NOTE 43:                 Dividend per share

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Liquidity Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has veto right in any decision that relates to dividend distribution.

Moreover, pursuant to Law 3723/2008, article 28 of Law 3756/2009 and a new draft law submitted to the Greek Parliament on 17 March 2010, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares, which though are not treasury shares, the legislation explicitly excludes preference shares, like the one the Bank has issued, from this restriction.

On 2 June 2009, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)         The payment of the interim dividend of the amount of €32,7 million (USD 42,2 million) to the holders of non-cumulative non-voting redeemable preference shares for the financial year ended 31 December 2008, which was authorized for payment by the Board of Directors on 17 November 2008.

b)        The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million), pursuant to the terms of the Bank’s non-cumulative, non-voting, redeemable preference shares.

c)         No dividends were declared to the ordinary shares, following the participation of the Bank in the Hellenic Republic’s Liquidity Support Plan.

NOTE 44:      Cash and cash equivalents

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Cash and balances with central banks	1.327.702	1.252.339	871.339	749.936
Due from banks	1.327.638	1.310.253	3.013.558	2.867.171
Trading securities	176.640	16.919	176.640	57.757
Investment securities	87.196	43.467	—	—
Total	2.919.176	2.622.978	4.061.537	3.674.864

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months maturity from the acquisition date.

Notes to the Financial Statements

Group and Bank

NOTE 45:                 Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2009 and 31 December 2008 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under note 1, “General Information”.

As at 31 December 2009, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €25 million, €78 million, €0,2 million and €12 million respectively (31 December 2008: €29 million, €139 million, €0,4 million and €19 million respectively), whereas the corresponding figures at Bank level amounted to €16 million, €40 million, €NIL and €NIL respectively (31 December 2008: €13 million, €52 million, €NIL and €NIL respectively).

Other income at a Group level amounted to €8,7 million (31 December 2008: €NIL). Total compensation to related parties amounted to €26 million (31 December 2008: €33,1 million) for the Group and to €9,6 million (31 December 2008: €14,7 million) for the Bank.  Compensation includes short-term benefits of €25,3 million, post employment benefits of €0,6 million and other long-term benefits of €NIL, as well as termination benefits of €0,1 million for the Group, and short-term benefits of €9,6 million for the Bank.

b. Transactions with subsidiaries associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Assets
Loans and advances to customers	5.633	34.622	6.657.477	6.353.077

Liabilities
Due to customers	11.159	14.015	2.390.801	4.805.383

Letters of guarantee, contingent liabilities and other off balance sheet accounts	1.416	5.410	229.178	85.343

	12 month period ended		12 month period ended
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Income Statement
Interest and commission income	598	5.642	186.280	279.594
Interest and commission expense	2.112	2.820	192.646	335.159

c. Transactions with other related parties

The Bank has granted a loan to the lump sum benefit plan for its employees, the outstanding balance of which as at 31 December 2009 was €49,6 million (2008: €54,2 million) maturing in 2020 and bearing interest at three-month Euribor and has also receivables amounting to €118,2 million as at 31 December 2009 (2008: €54,1 million) from other benefit plans for its employees.

Notes to the Financial Statements

Group and Bank

NOTE 46:                 Acquisitions, disposals & other capital transactions

On 24 February 2009, Finansbank disposed of its subsidiary Finans Malta Holdings Ltd to NBG International Holdings B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million. The disposal, which is part of the NBG Group restructuring efforts, was made at arm’s length and no gain or loss has arisen in the consolidated financial statements. The transaction was financed through a share capital increase. Hence, NBG International Holdings B.V. increased its share capital by €185,5 million.

Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary.

On 8 June 2009, Finansbank established Finans Faktoring Hizmetleri A.S., a wholly owned subsidiary.

On 30 June 2009, NBG Luxembourg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the latter by the first. The new company was renamed to NBG Asset Management Luxembourg S.A.

On 31 July 2009, the Bank and TOMI S.A. of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the acquisition by the Bank of a minority interest in AKTOR FM. The Bank’s participation has been achieved through a share capital increase of AKTOR FM approved by its shareholders’ General Assembly held on 18 December 2009, which the Bank has covered in full and TOMI S.A. cancelled its preemptive rights to the said increase. The Bank acquired 53.846 new ordinary registered shares at their nominal value of €3,00 each, paying in cash the amount of €161,5. The share capital increase was completed on 18 January 2010 when the payment of the relevant amount took place and the Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM. AKTOR FM is active in the area of property maintenance and management. The agreement has been approved by the Hellenic Competition Commission.

Finansbank participated with 33,33% in Bantas A.S, a newly established company active in cash transfer and security services.

On 16 October 2009, UBB established UBB Factoring EOOD, a wholly owned subsidiary of UBB.

On 14 January 2010, the Extraordinary General Meeting of the Bank approved the contribution of real estate property of the Bank with carrying amount of €614.953 to a real estate investment company under the name “NBG PANGAEA Real Estate Investment Company”. The contribution of the real estate represents the share capital contribution owed by the Bank as the only shareholder of the above mentioned company for the amount of €589.868, while the remaining of €25.085 has been reflected in other reserves. The real estate property consists of land amounting to €352 million and buildings (net book value) of €263 million as follows:

Bank
31.12.2009
Land	352.143
Buildings	465.650
Accumulated depreciation and impairment	(202.840)
Total	614.953

The movement of investments in subsidiaries may be summarised as follows:

	Bank
	2009	2008
Balance at the beginning of the period	7.149.862	6.434.777
Acquisitions / establishment of new subsidiaries	614.953	128
Acquisition of additional interest/ share capital increase in existing subsidiaries	299.865	1.251.286
Disposals	—	(462.386)
Mergers and divestments of operations	(71)	(25.226)
Impairment charge	—	(48.717)
Balance at the end of the period	8.064.609	7.149.862

Notes to the Financial Statements

Group and Bank

NOTE 47:                 Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.12.2009	31.12.2008	31.12.2009	31.12.2008
National P&K Securities S.A.	Greece	2008-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2009	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2009	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2007-2009	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2009	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2009	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2008-2009	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2008-2009	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2009	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2009	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2007-2009	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2009	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2007-2009	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2007-2009	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2007-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2009	100,00%	—	100,00%	—
NBG Pangaea Reic	Greece	—	100,00%	—	100,00%	—
Finansbank A.S.(*)	Turkey	2005-2009	99,79%	99,79%	82,22%	82,21%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2005-2009	61,68%	61,68%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2005-2009	99,70%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2005-2009	99,70%	99,69%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2005-2009	86,15%	87,25%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2009	99,64%	99,59%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2009	99,79%	99,79%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Funding) (*)	Turkey	—	99,79%	99,79%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009	99,79%	—	—	—
Finans Malta Holdings Ltd (3)	Malta	2006-2009	100,00%	99,79%	—	—
Finansbank Malta Ltd (3)	Malta	2005-2009	100,00%	99,79%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2009	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	2004-2009	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	2007-2009	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009	99,91%	—	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2009	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2009	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	2000-2009	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2009	99,28%	99,28%	99,28%	99,28%
NBG Leasing IFN S.A.	Romania	2007-2009	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2009	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (2)	Serbia	2005-2009	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2009	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2004-2009	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2009	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2009	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2009	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2009	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009	99,67%	99,67%	94,32%	94,32%
NBG Asset Management Luxemburg S.A.(1)	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A. (1)	Luxembourg	—	—	100,00%	—	94,67%
NBG International Ltd	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2009	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2009	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2009	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)	U.K.	2008-2009	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2009	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2009	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2009	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	2000-2009	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2008-2009	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

(1) NBG Luxembourg Holding S.A was merged with NBG Luxfinance Holding S.A. on 30 June 2009 and renamed to NBG Asset Management Luxemburg S.A.

(2) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(3) Finans Malta Holdings Ltd and Finansbank Malta Ltd have been renamed to NBG Malta Holdings Ltd and NBG Bank Malta Ltd on 3.2.2010 and 10.3.2010 respectively.

Notes to the Financial Statements

Group and Bank

NOTE 48:                 Independent Auditor’s Fees

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for the year ended 31 December 2009. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., the other member firms of Deloitte Hadjipavlou Sofianos & Cambanis S.A., and their respective affiliates (collectively, “Deloitte”).

	Group		Bank
	2009	2008	2009	2008
Audit fees	3.938	3.636	1.075	1.050
Audit-related fees	4.247	5.596	3.581	4.905
Tax fees	83	66	—	—
All other fees	28	31	20	18
Total	8.296	9.329	4.676	5.973

NOTE 49:                 Events after the reporting period

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, i.e. €1.696 million. The Meeting leaves it to the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

NOTE 50:      Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.12.2009	1.1 - 31.12.2009	1.1 - 31.12.2008

ALL	EUR	0,00725	0,00773	0,00832
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12586	0,13056	0,12677
GBP	EUR	1,12600	1,12297	1,25968
MKD	EUR	0,01635	0,01636	0,01642
RON	EUR	0,23606	0,23684	0,27307
TL	EUR	0,46410	0,46365	0,52782
USD	EUR	0,69416	0,71916	0,68341
RSD	EUR	0,01043	0,01071	0,01240
ZAR	EUR	0,09376	0,08618	0,08357

Notes to the Financial Statements

Group and Bank

NOTE 51:                 Reclassifications

Reclassifications of financial assets

Group

In 2009 the Group, in accordance with its accounting policy (see note 2.2), transferred certain debt securities from the loans and receivables to the available-for-sale category.  At the time of the transfer the amortised cost and the fair value of these debt securities was €1.721,2 million and €1.487,5 million respectively.

In 2008 the Group reclassified certain available-for-sale and trading securities as loans and receivables, and certain trading securities to the available- for-sale and held to maturity categories.

On 31 December 2009, the carrying amount and the fair value of the securities reclassified in 2008 and remain in the portfolio reclassified is €2.813,1 million and €2.698,5  million respectively.  During the year ended 31 December 2009 €96,5 million interest income, €1,2 million dividend income and €6,2 million impairment loss were recognized.  Had these securities not been reclassified, net trading income for the year ended 31 December 2009 would have been lower by €67,5 million (€50,7 million net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been higher by €57,3 million.

Bank

In 2009 the Bank, in accordance with its accounting policy (see note 2.2), transferred certain debt securities from the loans and receivables to the available-for-sale category.  At the time of the transfer the amortised cost and the fair value of these debt securities was €958,7 million and €826,6 million respectively.

In 2008, the Bank reclassified certain trading securities into loans and receivables or available-for-sale.

On 31 December 2009, the carrying amount and the fair value of the securities reclassified in 2008 and remain in the portfolio reclassified is €2.634,3 million and €2.523,2 million respectively.  During the year ended 31 December 2009 €90,6 million interest income, €0,6 million dividend income and €6,2 million impairment loss were recognized. Had these securities not been reclassified, net trading income for the year ended 31 December 2009 would have been lower by €72,1 million (€54,8 million net of tax), and the movement in the available-for-sale securities reserve, net of tax, would have been higher by €56,9 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Cash Flow Statement

	Group			Bank
	31.12.2008			31.12.2008
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Non-cash items included in profit and other adjustments	858.083	822.919	35.164	452.163	424.434	27.729
Loans and advances to customers	(15.808.523)	(16.691.669)	883.146	(14.220.725)	(15.219.034)	998.309
Other liabilities	(291.370)	(269.205)	(22.165)	84.601	133.019	(48.418)
Net cash from/(used in) operating activities from continuing operations	2.433.360	1.537.215	896.145	3.659.666	2.682.046	977.620

Cash flows from investing activities
Purchase of investment securities	(18.699.256)	(17.495.817)	(1.203.439)	(6.507.008)	(5.212.804)	(1.294.204)
Proceeds from sale of investment securities	13.714.071	13.396.513	317.558	1.769.660	1.453.076	316.584
Net cash from / (used in) investing activities	(5.686.924)	(4.801.043)	(885.881)	(5.978.955)	(5.001.335)	(977.620)

Cash flows from financing activities
Repayments of borrowed funds and debt securities	(1.346.970)	(1.336.706)	(10.264)	—	—	—
Net cash from / (used in) financing activities	(23.179)	(12.915)	(10.264)	—	—	—

Net increase/(decrease) in cash and cash equivalents	(3.541.943)	(3.541.943)	—	(1.781.932)	(1.781.932)	—

Notes to the Financial Statements

Group and Bank

Statement of Financial Position

	Group			Bank
	31.12.2008			31.12.2008
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Loans and advances to customers (net)	69.897.602	73.076.469	(3.178.867)	53.440.200	55.798.270	(2.358.070)
Investment securities	12.909.576	9.730.709	3.178.867	10.066.441	7.708.371	2.358.070
Deferred tax assets	258.819	774.205	(515.386)	173.947	640.171	(466.224)

Total assets	101.323.242	101.838.628	(515.386)	83.819.855	84.286.079	(466.224)

Deferred tax liabilities	104.443	619.829	(515.386)	—	466.224	(466.224)

Total liabilities	93.056.188	93.571.574	(515.386)	77.386.069	77.852.293	(466.224)

Income Statement

	Group			Bank
	31.12.2008			31.12.2008
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Net trading income and results from investment securities	427.289	409.517	17.772	24.725	(61.636)	86.361
Credit provisions and other impairment charges	(537.631)	(519.859)	(17.772)	(408.558)	(322.197)	(86.361)
Total	(110.342)	(110.342)	—	(383.833)	(383.833)	—

The reclassification in the Statement in Financial Position relates to debt securities classified as loans and receivables previously presented in Loans and advances to Customers (net) and now presented in Investment securities.

The reclassification in the Income Statement relates to impairment of securities previously presented in Net trading income and results from investment securities and now presented in Impairment charges and other credit provisions.

We believe that this constitutes a more meaningful presentation in the consolidated and Bank financial statements.

Where necessary, other comparative figures have been adjusted to conform with changes in presentation in the current year.

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2009 TO 31 DECEMBER 2009
(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS )
( amounts in thousand EUR )

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	18 March 2010
Certified Public Accountant - Auditor:	Nicolaos C. Sofianos (RN SOEL 12231)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Auditors’s review report:	Unqualified opinion
Issue date of Auditor’s review report:	30 March 2010
Website:	www.nbg.gr

The financial data and information derived from the financial statements provide a summarized view of the financial position and results of National Bank of Greece and its Group. We therefore suggest to the user, before proceeding to any investment decision or other transaction with the Bank, to visit National Bank of Greece’s web-site (www.nbg.gr), where Financial Statements are posted, together with the report of the Auditors.

The Board of Directors

Vassilios T. Rapanos	Non-Executive Member - Chairman
Apostolos S. Tamvakakis	Executive Member-Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Ioannis P. Panagopoulos	Non-Executive Member
Avraam J. Triantafillidis*	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Georgios P. Zanias	Independent Non-Executive Member
Vassilios K. Konstantakopoulos	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria S. Sklavenitou	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative

*On 18 March 2010, Mr Avraam J. Triantafillidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou

Statement of Financial Position

	Group		Bank
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
ASSETS
Cash and balances with central banks	4.252.854	4.145.395	2.073.721	1.959.249
Due from banks (net)	3.707.911	2.490.064	5.881.701	5.202.048
Financial assets at fair value through Profit or Loss	4.066.059	2.190.604	3.003.966	1.717.902
Derivative financial instruments	1.875.851	1.590.320	1.670.914	1.303.708
Loans and advances to customers (net)	74.752.545	69.897.602	58.129.698	53.440.200
Available for sale investments securities	14.337.698	9.589.647	7.476.660	6.978.453
Held to maturity investment securities	99.618	141.062	932.195	729.918
Loans and receivables	1.877.834	3.178.867	1.483.552	2.358.070
Investment property	164.895	148.073	—	—
Investments in subsidiaries	—	—	8.064.609	7.149.862
Investments in associates	42.680	55.683	27.631	6.921
Goodwill, software & other intangible assets	2.486.943	2.473.994	124.854	111.285
Property & equipment	2.099.152	1.982.768	381.642	986.405
Deferred tax assets	174.218	258.819	82.094	173.947
Insurance related assets and receivables	805.960	707.721	—	—
Current income tax advance	189.481	113.903	189.481	113.903
Other assets	2.460.484	2.241.827	1.697.746	1.587.984
Non current assets held for sale	—	116.893	—	—
Total assets	113.394.183	101.323.242	91.220.464	83.819.855

LIABILITIES
Due to banks	21.643.338	14.840.030	18.390.685	13.801.415
Derivative financial instruments	1.329.164	1.567.815	1.204.621	1.426.951
Due to customers	71.194.471	67.656.948	58.081.167	56.291.053
Debt securities in issue	1.859.699	1.813.678	1.485.109	—
Other borrowed funds	1.224.973	1.922.873	1.209.377	3.874.881
Insurance related reserves and liabilities	2.581.323	2.266.256	—	—
Deferred tax liabilities	137.336	104.443	—	—
Retirement benefit obligations	245.301	230.747	134.284	108.057
Current income tax liabilities	74.924	12.428	60.497	—
Other liabilities	3.276.136	2.632.114	2.430.563	1.883.712
Liabilities held for sale	—	8.856	—	—
Total liabilities	103.566.665	93.056.188	82.996.303	77.386.069

SHAREHOLDERS’ EQUITY
Share capital	3.392.708	2.490.771	3.392.708	2.490.771
Share premium account	3.335.881	2.682.050	3.335.881	2.682.050
Less: treasury shares	(10.626)	(145.277)	—	(145.277)
Reserves and retained earnings	1.735.487	944.063	1.495.572	1.406.242
Equity attributable to NBG shareholders	8.453.450	5.971.607	8.224.161	6.433.786

Minority Interest	857.376	842.408	—	—
Preferred securities	516.692	1.453.039	—	—
Total equity	9.827.518	8.267.054	8.224.161	6.433.786

Total equity and liabilities	113.394.183	101.323.242	91.220.464	83.819.855

Statement of Comprehensive Income

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Interest & similar income	6.551.829	6.941.418	3.677.056	4.065.836
Interest expense & similar charges	(2.611.540)	(3.361.884)	(1.445.996)	(2.018.256)
Net interest income	3.940.289	3.579.534	2.231.060	2.047.580

Fee and commission income	741.733	841.252	306.465	307.689
Fee and commission expense	(55.319)	(69.183)	(27.027)	(28.402)
Net fee and commission income	686.414	772.069	279.438	279.287

Earned premia net of reinsurance	936.091	713.441	—	—
Net claims incurred	(840.539)	(590.561)	—	—
Earned premia net of claims and commissions	95.552	122.880	—	—

Net trading income and results from investment securities	428.415	427.289	197.413	24.725
Net other income/(expense)	(73.575)	24.059	(71.629)	1.795
Total income	5.077.095	4.925.831	2.636.282	2.353.387

Personnel expenses	(1.577.474)	(1.447.667)	(995.114)	(885.102)
General, administrative & other operating expenses	(725.032)	(771.742)	(338.872)	(338.656)
Depreciation, amortisation & impairment charges of fixed assets	(197.842)	(163.499)	(105.581)	(75.957)
Amortisation of intangible assets recognised on business combinations	(24.071)	(27.406)	—	—
Finance charge on put options of minority interests	(5.556)	(11.940)	(5.556)	(11.940)
Credit provisions and other impairment charges	(1.295.172)	(537.631)	(787.532)	(408.558)
Share of profit / (loss) of associates	117	(28.932)	—	—
Profit before tax	1.252.065	1.937.014	403.627	633.174

One - off social responsibility tax	(47.736)	—	(45.669)	—
Tax expense	(240.984)	(352.071)	(132.973)	(152.868)
Profit for the period (A)	963.345	1.584.943	224.985	480.306
Attributable to:
Minority interests	40.777	38.931	—	—
NBG equity shareholders	922.568	1.546.012	224.985	480.306

Net other comprehensive income/(expense), net of tax (B)	(333.078)	(2.078.744)	(47.674)	(626.518)
Total comprehensive income/(expense), net of tax (A+B)	630.267	(493.801)	177.311	(146.212)

Attributable to:
Minority interests	16.255	(87.791)	—	—
NBG equity shareholders	614.012	(406.010)	177.311	(146.212)

Earnings per share:
Basic	€1.4813	€2.7066	€0.3241	€0.8373
Diluted	€1.4813	€2.7045	€0.3241	€0.8366

Statement of Changes in Equity

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2009	31.12.2008	31.12.2009	31.12.2008

Balance at beginning of period	8.267.054	8.541.935	6.433.786	6.535.921
Changes during the period:
Total comprehensive income/(expense), net of tax	630.267	(493.801)	177.311	(146.212)
Share capital increase/ Share premium	1.552.348	494.076	1.552.348	494.076
Dividends declared	(87.038)	(290.160)	(42.192)	(223.363)
Net change in treasury shares	134.651	(123.676)	145.277	(123.676)
Other changes	(669.764)	138.680	(42.369)	(102.960)
Balance at end of period	9.827.518	8.267.054	8.224.161	6.433.786

Statement of Cash Flows

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2009	31.12.2008	31.12.2009	31.12.2008
Net cash flows from / (used in):
Operating activities	3.589.555	2.433.360	429.490	3.659.666
Investing activities	(3.359.488)	(5.686.924)	(194.911)	(5.978.955)
Financing activities	50.964	(23.179)	147.693	556.365
Net increase / (decrease) in cash and cash equivalents in the period	281.031	(3.276.743)	382.272	(1.762.924)
Effect of foreign exchange rate changes on cash and cash equivalents	15.167	(265.200)	4.401	(19.008)
Total cash flows from / (used in) the period	296.198	(3.541.943)	386.673	(1.781.932)
Cash and cash equivalents at beginning of period	2.622.978	6.164.921	3.674.864	5.456.796
Cash and cash equivalents at end of period	2.919.176	2.622.978	4.061.537	3.674.864

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (IFRS) and are the same with those applied in the 2008 financial statements, except for the new accounting policy regarding transfers of debt securities from the loans and receivables category to the available for sale category.  The Bank has adopted the amended International Accounting Standard (IAS 1) “Presentation of Financial Statements”, International Financial Reporting Standard (IFRS 8) “Operating Segments”, the amendments in IFRS 7 “Financial Instruments: Disclosures” and the amendment of IFRIC 16 “Hedges of a Net Investment in a Foreign Operation” included in the Improvements issued in April 2009. Details are included in Note 2 of the financial statements as at 31 December 2009.

2) During 2009, the tax authorities finalized their audit of the Bank for the year 2008.  The impact on the income statement after having offset relevant provisions of €3.308 thousand, amounted to €2.113 thousand, while no cash was paid. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Note 47 and Note 24 respectively of the financial statements  as at 31 December 2009.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.  As at 31 December 2009, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €60,7 million and €29,2 million respectively, b) for unaudited tax years €19,1 million and €6,6 million respectively and c) for other risks €9,8 million and €2,4 million respectively.

4) The number of Group and Bank employees as at 31 December 2009 was 36.314 and 13.066 respectively (31 December 2008: 36.589 and 13.593 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: Amounts due from and owed to as well as income from and expenses to and off-balance sheet items with associated companies of the Group, as at 31 December 2009, amounted to €5,6 million, €11,2 million, €0,6 million, €2,1 million and €1,4 million respectively. The corresponding balances and transactions with subsidiaries and associated companies of the Bank as at 31 December 2009 were €6.657,5 million, €2.390,8 million, €186,3 million, €192,6 million and €229,2 million respectively. Loans, deposits, other payables, letters of guarantee, other income and total compensation of members of the Board of Directors and members of management of Group companies amounted as at 31 December 2009 to €25 million, €78 million, €0,2 million, €12 million, €8,7 and €26 million respectively, and for the Bank alone the corresponding amounts (excluding other payables, letters of guarantee and other income which are nil) amounted to €16 million, €40 million and €9,6 million respectively. In addition the Bank has granted a loan to the lump sum benefit plan for its employees, the outstanding balance of which as at 31 December 2009 was €49,6 million (2008: €54,2 million) and has also receivables amounting to €118,2 million as at 31 December 2009 (2008: €54,1 million) from other benefit plans for its employees.

6) Acquisitions, disposals & other capital transactions:

(a) On 24 February 2009, Finansbank sold its subsidiary Finans Malta Holdings Ltd to NBG International Holdings B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million. The disposal, which is part of the Group restructuring efforts, was made at arm’s length and no gain or loss has arisen in the consolidated financial statements.  The transaction was financed through a share capital increase.  Therefore, NBG International Holdings B.V. increased its share capital by €185,5 million.

(b) Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in the UK, for the purposes of Greek State loans securitization, in which the Bank has a beneficial interest.

(c) On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary company.

(d) On 8 June 2009, Finansbank established Finans Faktoring Hizmetleri A.S., a wholly owned subsidiary company.

(e) On 30 June 2009, NBG Luxembourg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the latter by the first.  The new company was renamed to NBG Asset Management Luxembourg S.A.

(f) On 10 July 2009, the Bank disposed of a 20% of its participation in Social Securities Funds Management S.A. for a consideration of €1.270 thousand. The profit on sale for the Group and the Bank was €576 thousand and €1.035 thousand respectively. After the disposal the participation of the Bank on Social Securities Funds Management S.A. was reduced from 40% to 20%.

(g) On 15 July 2009, the Bank participated with 21,83% in Pyrrichos Real Estate S.A., a newly established company active in real estate management. The initial cost of investment amounted to €432 thousand.

(h) On 31 July 2009, the Bank and TOMI SA of ELLAKTOR Group entered into a private agreement to acquire joint control of AKTOR FM, through the acquisition by the Bank of a minority interest in AKTOR FM.  On 18 January 2010, the Bank paid the amount of €161,5 thousand and acquired 53.846 new ordinary registered shares at their nominal value of €3,00 each, which represents the 35% of the share capital of AKTOR FM.

(i) On 15 September 2009, the Group disposed of its investment in Phosphoric Fertilizers Industry S.A. for a consideration of €18,9 million, €2,6 million of which has been deposited in an escrow account to set off contingent liabilities. The loss on sale for the Group and the Bank was €10 million and €7,5 million respectively.

(j) Finansbank participated with 33,33% in Bantas A.S., a newly established company active in cash transfer and security services.

(k) On 14 October 2009, the Bank participated in the share capital increase of its associate Larco S.A. The Bank’s contribution amounted to €20.513 thousand, while after the completion of Larco’s S.A.  share capital increase the Bank’s participation was reduced from 36,43% to 33,36%.

(l) On 16 October 2009, UBB established UBB Factoring EOOD, a wholly owned subsidiary of UBB.

Details are included in Notes 24 & 46  of the financial statements as at 31 December 2009.

7) Included in Notes 47 & 24  of the financial statements as at 31 December 2009, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company.  Of all companies consolidated as at 31 December 2009:

a) Fully consolidated: Titlos Plc (a Special Purpose Entity), Ethniki Factors S.A., Finans Faktoring Hizmetleri A.S. and UBB Factoring EOOD are consolidated in the current period but were not consolidated in the respective period in 2008.  From the companies consolidated as at 31 December 2008, NBG Luxemburg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the latter by the first.

b) Equity method: Pyrrichos Real Estate S.A. and Bantas A.S. were consolidated for the first time as at 30 September 2009. From the companies included in the 31 December 2008 consolidation, Phosphoric Fertilizers Industry S.A. is no longer included due to its disposal on 15 September 2009.

c) There are no entities exempted from the consolidation.

d) There have been no changes in the method of consolidation since the previous annual financial statements.

8) “Other comprehensive income, net of tax” in the current period ended 31 December 2009, is comprised of €(193,8) million relating to the measurement at fair value of available for sale investments, €(28,1) million relating to currency translation differences and €(111,2) million relating to net investment hedge. The corresponding amounts for the Bank (excluding net investment hedge amount which is NIL) are €(47,8) million and €0,1 thousand respectively.

9) As at 31 December 2009, the Group held 337.350 treasury shares with acquisition cost of €10.626 thousand, while the Bank did not hold any treasury shares.

10) Other events:

a) The Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, approved the issue of 70.000.000 Redeemable Preference Shares at a par value of €5 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.  On 24 February 2009, the Ministry of Development approved the above mentioned issue (resolution K2-1950 / Registrar of Companies). On 21 May 2009, the Bank’s Board of Directors certified that the Greek State fully covered the said issue of preferred shares. This increase was covered through the transfer to the Bank of an equal market value Greek Government Bond with a coupon rate of 6-month Euribor plus 130 basis points. On 25 May 2009, the Board of Directors’ minutes for the above mentioned certification were filed with the Ministry of Development (resolution K2-5300 / Registrar of Companies).

b) On 2 June 2009, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following: 1) The payment of the interim dividend in the amount of €32,7 million (USD 42,2 million) to the holders of non-cumulative, non-voting, redeemable preference shares for the financial year ended 31 December 2008, which was authorized for payment by the Board of Directors on 17 November 2008, 2) The distribution of dividends to the holders of non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million), pursuant to the terms of non-cumulative, non-voting, redeemable preference shares, 3) No dividends were declared to the ordinary shares, following the participation of the Bank in the Hellenic Republic’s Liquidity Support Plan.

c) Following the Board of Directors’ resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,00 each and subscription price of €11,30 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held.  The total capital raised amounted to €1.247.154 thousand, €551.838 thousand of which have been credited to “Share capital” account and the remaining amount less expenses incurred has been credited to “Share premium” account.  The new shares were listed in the ATHEX on 30 July 2009.

d) On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities that had already been acquired on open market by the Bank of an aggregate nominal value of approximately €450 million. On 7 July 2009, the Bank announced the results of the voluntary tender offer for the preferred securities, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities at a price lower than their nominal value. The settlement date for the purchase by the Bank of the preferred securities that have been validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank. Subsequent to 7 July 2009 (expiry date of the tender offer) the Bank purchased an additional portion of the outstanding preferred securities of an aggregate nominal amount of €19,1 million of series A, B and D, GBP 46,6 million of series E and USD 0,8 million of series C. The above transactions resulted in a further strengthening of the Bank’s core Tier I capital by approximately €318,4 million, net of tax.

(e) On 8 October 2009, Finansbank redeemed, at the first repayment option date, the subordinated loan of amount USD 200 million, issued in October 2004 and with original maturity of 10 years and an interest rate of 9% for the first five years and step up of 11,79% thereafter.

(f) On 1 September 2009, the Bank sold to institutional investors, part of covered bonds issued in 2008, with nominal value of €100 million. On 7 October 2009, the Bank issued the 3rd series of covered bonds of €1,5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3,875%. The Note has been given AA and Aaa ratings by Fitch and Moody’s respectively.  The issue forms part of the Bank’s €10 billion covered bonds program.

(g) On 22 May 2009, NBG Finance Plc redeemed the €1.500 million Floating Rate Notes issued in May 2007. At 31 December 2008, an amount of €299 million was held by the Bank. On 9 October 2009, NBG Finance Plc redeemed the USD 300 million Floating Rate Notes issued in October 2007. As at 31 December 2008, an amount of USD 259 million was held by the Bank.

(h) According to the Bank’s Board of Directors decision on 29 September 2009, the Bank, as the lone shareholder of the Group’s Real Estate company named NBG Pangaea Reic, has contributed tangible assets of €614.953 thousand.

(i) On 16 November 2009, Finansbank redeemed the last tranche of the USD 125 million Series 2004-B Fixed Rate Notes, obtained via a special purpose entity and secured on Finansbank’s Diversified Payment Rights.

(j) On 7 December 2009, Finansbank redeemed the second tranche of USD 221 million, of the term loan facility of USD 700 million, with a three year maturity and interest paid monthly at Libor plus 60 bps. The first tranche of USD 479 million redeemed in December 2008.

(k) On 11 December 2009, Finansbank redeemed its floating rate syndication loan of amount USD 470 million, with one year maturity.

(l) Pursuant to Law 3723/2008, article 28 of Law 3756/2009 and a new draft law submitted to the Greek Parliament on 17 March 2010, for the period the bank is participating in the Program for the liquidity increase of the Greek economy, only stock dividend for periods 2008 and 2009 is allowed for common shares. These shares cannot be repurchased ones. Dividend to preferred shares issued abroad, are excluded from this regulation.

11) Certain amounts of financial statements as at 31 December 2008 were reclassified in order to render them comparable to the respective amounts of 31 December 2009. This reclassification has no impact in Profit & Loss and Equity of the Group and the Bank. Details are included in Note 51 of the financial statements of 31 December 2009.

Athens,  18 March 2010

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS

THE CHIEF FINANCIAL	THE DEPUTY
AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

Report on use of funds raised

NATIONAL BANK OF GREECE S.A.

Reg. No 6062/06/B/86/01-Athens Tax Office

Headquarters: Eolou 86 Street, GR 10232 Athens

REPORT ON USE OF FUNDS RAISED FROM THE BANK’S SHARE CAPITAL INCREASE BY PAYMENT IN CASH WITH PREEMPTIVE RIGHTS TO EXISTING SHAREHOLDERS, IN ACCORDANCE WITH THE BOARD OF DIRECTORS DECISION ON 18 JUNE 2009 AFTER AUTHORISATION BY THE SECOND REPEAT GENERAL MEETING OF THE BANK’S SHAREHOLDERS HELD ON 15 MAY 2008, WHICH WAS APPROVED BY ATHENS EXCHANGE ON 30 JUNE 2009.

It is notified that on 30 June 2009 the Athens Exchange (ATHEX), approved the Bank’s share capital increase in cash with pre-emptive rights to existing shareholders, with the issuance of 110.367.615 new ordinary registered shares, from which the Bank raised the amount of €1.247.154.049,50.  On 28 July 2009, the ATHEX accepted the newly issued shares for trading.  The trading commenced on 30 July 2009.  On 27 July 2009, the Board of Directors certified that the share capital increase was fully covered.

Report on Use Of Funds raised from Bank’s share capital increase in cash with pre-emptive rights to existing shareholders

Description of Use of Funds	Total raised Funds (amounts in €)	Use of Funds as of 31 December 2009 (amounts in €)	Balance of Funds (amounts in €)
1. Increase of Upper Tier I capital	1.193.001.591,00	1.193.001.591,00	—
2. Issue costs	54.152.458,50	54.152.458,50	—
Total	1.247.154.049,50	1.247.154.049,50	—

Athens, 18 March 2010

THE CHAIRMAN	THE CHIEF	THE CHIEF FINANCIAL	THE DEPUTY
	EXECUTIVE OFFICER	AND CHIEF OPERATING OFFICER	CHIEF FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

Auditor’s report on use of funds raised

REPORT ON FINDINGS FROM CARRYING OUT AGREED UPON PROCEDURES ON THE MANAGEMENT’S REPORT ON USE OF FUNDS RAISED THROUGH THE SHARE CAPITAL INCREASE

To the Board of Directors of National Bank of Greece S.A.

National Bank of Greece S.A.” (The Bank)

In accordance with the mandate which we received from the Board of Directors of “National Bank of Greece S.A.” (The Bank), we have performed the procedures agreed with you and enumerated below, in accordance with the regulatory framework of Athens Stock Exchange and the applicable legislation governing the (Greek) capital markets, with respect to the ‘‘Report on Use of Funds Raised’’ related to the share capital increase that was verified by the Bank’s Board of Directors on 27 July 2009.  This report is the responsibility of the Bank’s Management. Our engagement was undertaken in accordance with the International Standard on Related Services ‘‘ISRS 4400’’ applicable to agreed-upon procedures engagements. Our responsibility is to perform the agreed upon procedures enumerated below and to report our findings to you.

The agreed upon procedures which we have carried out are as follows:

1.          We evaluated the completeness of the above Report prepared by management and its consistency with the content of the corresponding Prospectus which was issued by the Bank for that purpose as well as the relevant resolutions and announcements made by the responsible persons and Boards of the Bank.

2.          We compared the amount of the share capital increase appearing in the above Report to the corresponding amount stated in the minutes of the Board of Directors of the Bank that took place on 27 July 2009 which approved the increase of the share capital as well as to the relevant amount stated in the Prospectus that the Bank issued on 30 June 2009.

3.          We compared the total amount appearing in the deal ticket number: 871.942, issued by TT Hellenic Postbank S.A. on 24 July 2009 confirming the deposit of the amounts raised from the share capital increase and the commencement of the money market deposit, to the corresponding amount transferred on 27 July 2009 from this deposit account to the deposit account held by the Bank with (Central) Bank of Greece No. IBAN GR 8301000420000000000610000.

4.          We reviewed the accounting entries relevant to the share capital increase under discussion and compared the relevant amounts to the corresponding amounts deposited in the bank deposit accounts said above and determined that in the books of the Bank an amount of Euro 551.838.075,00 and 695.315.974,50 was credited to the account “share capital” and to “share premium” accordingly.

5.          We compared the balances of the bank deposit accounts said in the above third paragraph to the corresponding amounts stated in the Minute No. 1384 of the meetings of the Board of Directors of the Bank through which the Board confirmed the payment in of the proceeds from the share capital increase.

6.          We obtained and compared the table of the calculation of the capital adequacy ratio of the Bank prepared by its management and submitted to the (Central) Bank of Greece, for the periods ended on 30 June 2009 and 30 September 2009 i.e. before and after the share capital increase under examination.

7.          We compared the list of the expenses incurred by the Bank in connection with the share capital increase, which the Bank made available to us, to the relevant amount of 54.152.458,50 Euro stated in the Report. We tested on a sample basis the documentation supporting the amounts included in this list.

The findings that derived from the above agreed upon procedures were the following:

The content of the Report includes the minimum information provided for that purpose from the regulatory framework governing the Athens Stock Exchange as well as the legal framework governing the Capital Markets and is consistent with the content of the relevant Prospectus, as follows:

•           The total amount raised from the capital increase and deposited as money market deposit with deal ticket number: 871.942, issued by TT Hellenic Postbank S.A., on 24 July 2009, amounted to Euros

1.247.154.049,50. This amount was subsequently transferred to the deposit account No. IBAN GR 8301000420000000000610000 held with the (Central) Bank of Greece on 27 July 2009. The above amounts agree with the corresponding amount which is stated in the Report under discussion (before the deduction of the relevant expenses which are discussed below).

•           The accounting entries made in the books of the Bank with respect to the share capital increase under discussion, do agree with the amounts deposited in the bank deposit accounts said above and the amount credited to the account “share capital” and “share premium” on 27 July 2009 amounted to Euros 551.838.075,00 and 695.315.974,50 accordingly.

•           The amount deposited in the above said bank deposit accounts agree with the amount stated in the relevant Minute No 1384 of the meeting of the Board of Directors of the Bank held on 27 July 2009, that confirmed the payment in of the proceeds of the share capital increase.

•           The ratio of capital adequacy of the Bank, deriving from the relevant tables of its calculation submitted by the Bank to the (Central) Bank of Greece for the periods ended on 30 June 2009 and 30 September 2009 and in particular the capital adequacy ratio (TIER I) has increased from 15.3% for 30 June 2009 to 17.1% for 30 September 2009.

•           The total expenses incurred in connection with the subject capital increase according to the list produced to us by management and amounting to 54.152.458,50 Euro do agree with the corresponding amount included in the Report prepared by management.  In addition, the supporting documentation which we have checked on a test basis does agree with the corresponding amounts included in the above list.

Taking into account that the relevant procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance other than we state above. Had we performed additional procedures or had we conducted an audit or review, it is possible that other matters might have come to our attention that would have been reported to you addition to the findings noted in the aforementioned paragraph.

Our report is exclusively addressed to the Bank’s Board of Directors of the Bank for the purposes of complying with the regulatory framework of Athens Stock Exchange and the applicable legislation governing the (Greek) capital markets.  Consequently,  this Report is not to be used for any other purpose as this report relates only to the items specified above and does not extend to the financial statements published by the Company for the year ended 31 December 2009 on which we have issued a separate review report dated 30 March 2010.

Athens, 30 March 2010

The Certified Public Accountant

Nicos Sofianos

Reg. No. SOEL: 12231

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory Services

250-254 Kifissias Ave.

152 31 Halandri

Reg. No. SOEL: E 120

Availability of the Annual Financial Report

Reference Table to the information required by Law 3401/2005, article 10

The Corporate announcements of the year 2009 are available on the web site of the Bank

http://www.nbg.gr/wps/portal/!ut/p/c1/04_SB8K8xLLM9MSSzPy8xBz9CP0os3jXIFNnSzcPIwN3fx8XAyMfVwtXXycfQ4MAM6B 8JLK8qYsrUD7Q0M_cyM_AwNKIgG4_j_zcVP3g1Dz9SP0oc5wqTU30I3NS0xOTK_ULciPKvR0VFQErFvve/dl2/d1/L0lJSklna21 BL0lKakFBTXlBQkVSQ0pBISEvWUZOQTFOSTUwLTVGd0EhIS83X0VSNUM5RkgyMEdPTEQwMkxFOEVNQkwxMDU0LzB rX19fMjE!/?WCM_PORTLET=PC_7_ER5C9FH20GOLD02LE8EMBL1054_WCM&WCM_GLOBAL_CONTEXT=/wps/wcm/con nect/nbg-en/NBG+Site/Group/Press%2C+Publications/Press+Releases/Bank/2009/&WCM_Page.ResetAll=TRUE

Subject	Date
Invitation to the Bank’s extraordinary General Meeting of Shareholders to be held on Thursday, 22nd January 2009, at 12 noon	7/1/2009
NBG is ranked among the top 150 corporations worldwide	15/1/2009
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS REPORT ON THE PERFORMANCE OF THE NBG GROUP	21/1/2009
Announcement of Resolutions of the Bank’s Extraordinary General Meeting	22/1/2009
Treasury share buy-back programme	4/2/2009
Purchase of own shares between 25.5.2008 and 6.2.2009	9/2/2009
Election of a new BoD member and appointment of a Hellenic State representative	27/2/2009
Announcement Date for 2008 Annual Results	10/3/2009
NBG Group results 12-month financials 2008	17/3/2009
Announcement Date for 1st Quarter 2009 Results	30/4/2009
Invitation to the bank’s ordinary general meeting of shareholders (AGM) to be held on Tuesday, 2 June 2009, at 13:00 hours	6/5/2009
Capital increase of €350,000,000 fully taken up by the Greek State	22/5/2009
NBG Group 1st Quarter 2009 results	29/5/2009
Speech by CEO Takis Arapoglou to the Annual General Meeting of Shareholders of NBG	2/6/2009
Resolutions of the Annual General Meeting of NBG Resolutions	2/6/2009
Proposed Right Issue	16/6/2009
Share capital increase — Terms	18/6/2009
NBG to increase its share capital	18/6/2009
Tender offer for the acquisition of hybrid securities	23/6/2009
3-year Business Plan	26/6/2009
Announcement Date for 2nd quarter 2009 Results	26/6/2009
Announcement rights issue schedule	30/6/2009
Share Capital increase	30/6/2009
Results of the tender offer for the acquisition fo hybrid securities	7/7/2009
2008 Annual Report on Form 20-F	15/7/2009
Rights issue results announcement	24/7/2009
Announcement	28/7/2009
Election of members to the Board of Directors	28/8/2009
H1 2009 Results	28/8/2009
Sale of treasury stock	11/9/2009
Sale of Treasury Stock	16/9/2009
Sale of covered bonds	1/10/2009
Announcement Date for 9-month 2009 Results	13/10/2009
NBG Group results 9-month 2009	23/11/2009
Announcement	27/11/2009
Announcement Election of members to the Board of Directors	2/12/2009
Convention of Extraordinary General Meeting of Shareholders	9/12/2009
Invitation to a general meeting of shareholders to be held on Thursday, 14th January 2010, at 13:00	22/12/2009

The Annual Financial Report, which includes:

•    Certifications by the Members of the Board of Directors

•    The Board of Directors’ Report

•    The Independent Auditor’s Report

•    The Annual Financial Statements of the Group and the Bank

•    Summary Financial Data

•    Report on Use of Funds Raised

•    Auditor’s Report on Use of Funds Raised

•    Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis
(Registrant)

Date: 30th March, 2010

Chief Executive Officer